[redacted]

09046653

ANNUAL REPORT 2008 - 2009

3-31-09
AR/S

Dear Shareholder,

As I look at the numbers in the current maelstrom, whilst our revenues and profits have been impacted across businesses, in relative terms, measured against the competition, we have stood our ground. The litmus test we apply is: if a down-turn of this magnitude were to persist for some time, would we be the last man standing, which means, will we be the industry player least likely to be affected?

Without doubt, we are facing our toughest challenge, but we will, all the same, be the 'last man standing' once the dust settles down, as the statistics for our various businesses bear out.

We believe that tough times don't last, tough people do. At a time like this, we constantly remind ourselves, that our collective endeavour as an organization is to build businesses for the long haul. In the past too, there have been sharp swings in business cycles - and there will be more of these in the future, though hopefully not of the magnitude and marvelousness we are seeing today. And each time in the past, we have come out of the eye of the storm, we have emerged fitter and stronger.

Here, let me mention the role of our values and beliefs. Our values always guide us, much like the North Star. Our history and heritage as a Group, in one word, stand for trust. Whilst we see a meltdown the world over, not just of economies, but equally of governance, I believe that our demanding standards of governance will set us apart, even more, now, and in the future. Clearly, investors and employees will appreciate and learn to value differentiate between organizations like ours that are honest, ethical, transparent and well-governed, and others, for whom governance is a platitude. This is a huge strength, built over time into our genetic coding. It will always stand us in good stead.

Yours sincerely,
Kumar Mangalam Birla

GRASIM
ADITYA BIRLA GROUP
GRASIM INDUSTRIES LIMITED



Mr. G. D. Birla and Mr. Aditya Birla, our founding fathers.
We live by their values.
Integrity, Commitment, Passion, Seamlessness and Speed

GRASIM

GRASIM INDUSTRIES LIMITED

2009 JUL 28 A 1: 13

Registered Office: P.O. Birlagram, Nagda - 456 331 (M.P.)

NOTICE is hereby given that the Sixty Second Annual General Meeting of the shareholders of Grasim Industries Limited will be held at the Registered Office of the Company at GRASIM STAFF CLUB, Birlagram, Nagda 456 331 (M.P.) on Saturday, the 8th day of August, 2009 at 12.30 P.M. to transact, with or without modifications, as may be permissible, the following business:

ORDINARY BUSINESS:

1. To receive, consider and adopt the audited Balance Sheet as at 31st March, 2009 and the Profit and Loss Account for the year ended 31st March, 2009 and the Reports of the Directors and the Auditors of the Company.

2. To declare dividend on Equity Shares for the year ended 31st March, 2009.

3. To appoint a Director in place of Mr. R.C. Bhargava, who retires from office by rotation, and being eligible, offers himself for re-appointment.

4. To appoint a Director in place of Mrs. Rajashree Birla, who retires from office by rotation, and being eligible, offers herself for re-appointment.

5. To appoint a Director in place of Mr. Cyril Shroff, who retires from office by rotation, and being eligible, offers himself for re-appointment.

6. To consider and, if thought fit, to pass the following resolutions as Ordinary Resolutions relating to the appointment of Auditors of the Company:

   A. And Notice is hereby given under Section 190 of the Companies Act, 1956 that the Company has received Special Notices from certain shareholders of the Company signifying their intention to propose the following resolution as an Ordinary Resolution:-

   "RESOLVED that M/s G.P. Kapadia & Co., Chartered Accountants, Mumbai and M/s Deloitte Haskins & Sells, Chartered Accountants, Mumbai be and are hereby appointed as the Joint Statutory Auditors of the Company under Section 224 and other applicable provisions, if any, of the Companies Act, 1956 to hold office as such from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company, at a remuneration of Rs.80,00,000 (Rupees Eighty lacs only), to be shared by them in such proportion as may be decided by the Audit Committee / Board of Directors of the Company, plus service tax as applicable and reimbursement of actual out of pocket expenses, as may be incurred in the performance of their duties."

   B. **"RESOLVED that** pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, M/s Vidyarthi & Sons, Chartered Accountants, Gwalior be and are hereby re-appointed as Branch Auditors of the Company, to audit the Accounts in respect of the Company's Vikram Woollens Division, to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company at a remuneration of Rs.75,000 (Rupees Seventy five thousand only) plus service tax as applicable and reimbursement of actual out of pocket expenses, as may be incurred in the performance of their duties."

SPECIAL BUSINESS:

7. To appoint Mr. A.K. Dasgupta (who was appointed as an Additional Director by the Board of Directors pursuant to Article 129 of the Company's Articles of Association and who holds office under the said Article and Section 260 of the Companies Act, 1956 only up to the date of this meeting, and in respect of whom the Company has received a notice in writing along with a deposit of Rs. 500/- under Section 257 of the said Act, from a member signifying his intention to propose Mr. A.K. Dasgupta as a candidate for the office of Director) as a Director

of the Company and to consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

"RESOLVED that pursuant to the provisions of Section 257 and all other applicable provisions, if any, of the Companies Act, 1956, Mr. A.K. Dasgupta be and is hereby elected and appointed as a Director of the Company liable to retire by rotation."

8. To appoint Mr. D.D. Rathi (who was appointed as an Additional Director by the Board of Directors pursuant to Article 129 of the Company's Articles of Association and who holds office under the said Article and Section 260 of the Companies Act, 1956 only up to the date of this meeting, and in respect of whom the Company has received a notice in writing along with a deposit of Rs. 500/- under Section 257 of the said Act, from a member signifying his intention to propose Mr. D.D. Rathi as a candidate for the office of Director) as a Director of the Company and to consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

"RESOLVED that pursuant to the provisions of Section 257 and all other applicable provisions, if any, of the Companies Act, 1956, Mr. D.D. Rathi be and is hereby elected and appointed as a Director of the Company liable to retire by rotation."

By Order of the Board

ASHOK MALU
Joint President & Company Secretary

Place : Mumbai
Date : 29th June, 2009

NOTES FOR MEMBERS' ATTENTION:

1) A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER.

   THE INSTRUMENT APPOINTING A PROXY SHOULD, HOWEVER, BE DEPOSITED AT THE REGISTERED OFFICE OF THE COMPANY NOT LESS THAN FORTY-EIGHT HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

2) An Explanatory Statement pursuant to Section 173 of the Companies Act, 1956, in respect of items 6 to 8 of the Notice as set out above, is annexed hereto.

3) The Register of Members and Share Transfer Books of the Company will remain closed from 28th July, 2009 to 8th August, 2009 (both days inclusive) for the purpose of payment of dividend, if approved by the Members.

4) a) Pursuant to Section 205A of the Companies Act, 1956, all dividends upto the Financial Year 1994-95, which remained unclaimed have been transferred to the General Revenue Account of the Central Government. Shareholders, who have not encashed their dividend warrants for the said period, are requested to claim the amount from the Registrar of Companies – Madhya Pradesh, Sanjay Complex, 3rd Floor, Jayendra Ganj, Gwalior 474 009 (M.P.). In case any assistance is required, shareholders may please write to the Share Department of the Company at its Registered Office at Nagda.

   b) In terms of the provisions contained in Section 205C of the Companies Act, 1956, the Company has already deposited / transferred the unpaid / unclaimed dividends for the Financial Years 1995-96 to 2000-2001 to the Investor Education and Protection Fund (IEPF). No claim shall lie against the IEPF or the Company in respect of the unpaid / unclaimed amount transferred to the IEPF.

   c) Pursuant to the provisions of Section 205A of the Companies Act, 1956, as amended, dividend for the Financial Year 2001-2002 and the dividends for the subsequent years, which shall remain unpaid or unclaimed for a period of 7 years will be transferred to IEPF. Shareholders who have so far not encashed the dividend warrant(s) for the Financial Year 2001-2002 are requested to make their claim to the Share Department at the Registered Office of the Company at Nagda before *31st July, 2009*, failing which the unpaid / unclaimed amount shall be transferred to the IEPF. It may also be noted that once the unpaid / unclaimed dividend is transferred to the IEPF as above, no claim shall lie against IEPF or the Company in respect of such amount by the member.

5) a) Shareholders are requested to notify any change of address:

   (i) to their Depository Participants (DPs) in respect of the shares held in demat form, and

   (ii) to the Company to its Share Department at the Registered Office at Nagda in respect of the shares held in physical form.

   b) In case the mailing address mentioned on this Annual Report is without the PINCODE, shareholders are requested to kindly inform their PINCODE immediately to their DP or the Company, as mentioned above.

6) Non-Resident Indian Shareholders are requested to inform the Share Department of the Company or to their concerned DP, as the case may be, immediately:-

   a) the change in the residential status on return to India for permanent settlement,

   b) the particulars of the NRE Account with a bank in India, if not furnished earlier.

7) Shareholders are requested to correspond in connection with the shares held by them by addressing letters directly to the Share Department of the Company situated at the Registered Office of the Company at Birlagram, Nagda - 456 331 (M.P.) *and not to any other Office of the Company*, quoting reference of their folio numbers or their Client ID number with DP ID number, as the case may be.

8) Shareholders who are holding shares in identical order of names in more than one folio are requested to send to the Share Department of the Company the details of such folios together with the original Share Certificates for consolidation of their holdings in one folio. The Share Certificates will be returned to the Shareholders after making requisite changes thereon.

9) As per the provisions of the amended Companies Act, 1956, facility for making nominations is now available to INDIVIDUALS holding shares in the Company. Shareholders holding shares in physical form may obtain the Nomination Form - 2B prescribed by the Government from the Share Department of the Company or download it from the Company's website www.grasim.com. Shareholders holding shares in demat form are required to approach their DPs for the nomination.

10) a) Shareholders are advised to avail of the facility for receipt of future dividends through Electronic Clearing Service (ECS). The ECS facility is available at the specified locations. Shareholders holding shares in dematerialised mode are requested to contact their respective DPs for availing ECS facility. Shareholders holding shares in physical form are requested to download the ECS form from the website of the Company and the same duly filled up and signed along with a Xerox copy of a cancelled cheque may be sent to the Share Department of the Company at the Registered Office at Birlagram, Nagda 456 331 (M.P).

   b) To avoid the incidence of fraudulent encashment of the dividend warrants, Shareholders are requested to intimate the Company under the signature of the Sole/First Joint holder, the following information, so that the Bank Account Number and Name and address of the Bank can be printed on the dividend warrants:-

      1) Name of Sole/First Joint holder and Folio No.

      2) Particulars of Bank Account, viz.

         i) Name of the Bank

         ii) Name of Branch

         iii) Complete address of the Bank with Pin code Number

         iv) Account Type, whether Savings (SB) or Current Account (CA)

         v) Bank Account Number allotted by the Bank

11) Shareholders who hold shares in the dematerialised form and desire a change / correction in the bank account details, should intimate the same to their concerned DP and not to the Share Department of the Company. Shareholders are also requested to give the MICR Code of their bank to their DPs. The Company will not entertain any direct request from such shareholders for change of address, transposition of names, deletion of name of deceased joint holder and change in the bank account details. The said details will be considered as will be furnished by the DPs to the Company.

12) Shareholders are requested to please read the "Shareholders' Information" Section of the Annual Report for useful information.

13) Shareholders desirous of obtaining any information / clarification on the accounts and operations of the Company are requested to send in written queries to the Company, atleast one week before the date of the meeting. Replies will be provided in respect of such written queries received, only at the meeting.

14) Pursuant to the requirement of the Listing Agreement of the Stock Exchanges on Corporate Governance, relating to appointment of the Directors / reappointment of the retiring Directors, a statement containing details of the concerned Directors forms part of the Report on Corporate Governance.

ANNEXURE TO NOTICE

EXPLANATORY STATEMENT UNDER SECTION 173 OF THE COMPANIES ACT, 1956

ITEM NO. 6

At the AGM of the Company held on 2nd August, 2008, M/s G.P. Kapadia & Co., Chartered Accountants, Mumbai, were reappointed as the Statutory Auditors of the Company. M/s Deloitte Haskins & Sells, Mumbai were appointed as the Branch Auditors to conduct the audit of the Company's Cement Business while M/s Vidyarthi & Sons were reappointed as the Branch Auditors for Vikram Woollens Division of the Company.

The Board of Directors of the Company have on the recommendation of the Audit Committee proposed the appointment of M/s Deloitte Haskins & Sells, Chartered Accountants, Mumbai, as the Joint Statutory Auditors of the Company along with M/s G.P. Kapadia & Co., Chartered Accountants, Mumbai. Although not strictly required at law, the Company has received Special Notices from some shareholders signifying their intention to propose the resolution as in this item of the Notice under consideration, which will be considered at the meeting. M/s Deloitte Haskins & Sells, Chartered Accountants, Mumbai, have expressed their willingness to act as the Auditors of the Company, if appointed and have forwarded a certificate to the Company stating that their appointment, if made, as the Joint Statutory Auditors, will be within the limits specified in sub-section (1B) of Section 224 of the Companies Act, 1956. Similarly, M/s G.P. Kapadia & Co., Chartered Accountants, Mumbai, have also expressed their willingness to seek reappointment.

The Board of Directors of the Company on the recommendation of the Audit Committee proposed that M/s Vidyarthi & Sons, Chartered Accountants, Gwalior, continue as the Branch Auditors of Vikram Woollens Division of the Company.

The resolutions as in this Item of the Notice are accordingly commended for the acceptance of the members.

ITEM NO. 7

Mr. A.K. Dasgupta was appointed as an Additional Director of the Company with effect from 23rd October, 2008 by the Board of Directors pursuant to the provisions contained in Article 129 of the Articles of Association of the Company and Section 260 of the Companies Act, 1956. According to the provisions of the said Article and Section 260 of the Companies Act, 1956, he will hold office up to the date of this Annual General Meeting. As required under Section 257 of the said Act, notice has been received from a member along with a deposit of Rs. 500 signifying his intention to propose Mr. A.K. Dasgupta as a Candidate for the office of Director. Mr. Dasgupta is presently the Managing Director of Life Insurance Corporation of India and also holds directorships in several other companies in India. It is in the interests of the Company to continue to avail of his services as a member of the Board.

Your Directors recommend his appointment as a Director. Except Mr. A.K. Dasgupta, none of the other Directors of the Company is, in any way concerned or interested in the Resolution.

ITEM NO. 8

Mr. D.D. Rathi was appointed as an Additional Director of the Company with effect from 1st June, 2009 by the Board of Directors pursuant to the provisions contained in Article 129 of the Articles of Association of the Company and Section 260 of the Companies Act, 1956. According to the provisions of the said Article and Section 260 of the Companies Act, 1956, he will hold office up to the date of this Annual General Meeting. As required under Section 257 of the said Act, notice has been received from a member along with a deposit of Rs. 500 signifying his intention to propose Mr. D.D. Rathi as a Candidate for the office of Director.

Mr. Rathi has been with the Aditya Birla Group for about nineteen years, of which ten years are with the Company as CFO/ CFO & Whole Time Director. During his tenure with the Company, he was engaged in financial management of the Company, resource utilization, investor relation and shareholder value creation. He has been involved in acquisitions, business restructuring and formulation of (short term and long term) business strategies for the Company. Considering his long experience in various functional areas of the Company and generally, it is in the interest of the Company to continue to avail of his services as a member of the Board.

Your Directors recommend his appointment as a Director. Except Mr. D.D. Rathi, none of the other Directors of the Company is, in any way concerned or interested in the Resolution.

By Order of the Board

ASHOK MALU
Joint President & Company Secretary

Place : Mumbai
Date : 29th June, 2009

ELECTRONIC CLEARING SERVICES (ECS) MANDATE FORMAT

To
Share Department
Grasim Industries Limited
Birlagram, Nagda 456 331 (M.P.)

FORM FOR ELECTRONIC CLEARING SERVICES FOR PAYMENT OF DIVIDEND.

Dear Sirs,

(Please fill-in the information in CAPITAL LETTERS in ENGLISH ONLY. Please TICK (✓) wherever applicable.)

For shares held in physical form

—— For Office Use Only ——
ECS Ref.No. :

Master Folio No.

For shares held in electronic form

DP ID ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

Client ID ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

Name of Sole/First holder	
Bank Name	
Branch Name	
Branch Code	☐☐☐☐☐☐☐☐☐ (9 Digits Code Number appearing on the MICR Band of the cheque supplied by the Bank). ***Please attach a xerox copy of a cheque or a blank cheque of your bank account duly cancelled for ensuring accuracy of the bank's name, branch and code number.***

Account type	Savings		Current		Cash Credit	

Ledger No./Ledger Folio No.	
A/c No. (as appearing in the cheque book)	
Effective date of this mandate	

I hereby declare that the particulars given above are correct and complete. If any transaction is delayed or not effected at all for reasons of incompleteness or incorrectness of information supplied as above, Grasim Industries Limited, will not be held responsible. I agree to avail the ECS facility provided by RBI, as and when implemented by RBI/Grasim Industries Limited.

I further undertake to inform the Company any change in my Bank/branch and account number, if any.

Place : ______________

Date : ______________

____
(Signature of Sole/First Holder)

Name of Sole/First Holder:

Tear Here

Tear Here

GRASIM INDUSTRIES LIMITED

Registered Office : Birlagram, Nagda 456331 (M.P.)

Proxy No. :

(For office use only)

Form of Proxy

I/We ______________________ of ______________________ being a member/members of Grasim Industries Limited hereby appoint ______________________ of ______________________ or failing him ______________________ of ______________________ as my/our proxy to vote for me/us on my/our behalf at the 62nd Annual General Meeting of the Company to be held on Saturday, 8th August, 2009 at 12.30 p.m. or at any adjournment thereof.

Signed this ________ day of ______________________ 2009

Folio / DP ID - Client ID No.	:
No. of Shares held	:

(Please sign across the stamp)

Affix Re. 1 Revenue Stamp

(Signature)

NOTE(S) :-

1. The proxy need NOT be a member of the Company.
2. The proxy form signed across revenue stamp should reach Company's Registered Office at least 48 hours before the scheduled time of meeting.

THE CHAIRMAN'S LETTER TO SHAREHOLDERS

... contd.



At the business level too, we are on a strong footing. Your Company's consolidated turnover (gross) crossed US$ 4 billion (Rs.20,432 crores) up by 7% over that of the preceding year. Of this, the Cement business's contribution is 74% and VSF 15%, the two core businesses of your Company. Your Company's consolidated net profit is in excess of US$ 430 million (Rs.2,187 Crores).

Your Company has taken major initiatives to sustain profitable growth ongoingly. An in-depth presentation of these steps has been detailed in the Management Discussion and Analysis, so I will highlight only the key points.

As part of its strategic growth initiatives, your Company has embarked on a series of expansion projects. In the Cement business, your Company's major projects are nearing completion. Clinkerisation plants at Shambhupura and Kotputli, both in Rajasthan, with a capacity of 3.3 million TPA each, have been commissioned. Additionally, work on the cement mills in Shambhupura (1.5 Million TPA) and Kotputli (3.2 Million TPA) is progressing well and one of the cement mills in Shambhupura with a 1.6 million TPA capacity is already operational.

The 1.3 million TPA split - grinding unit at Dadri in Uttar Pradesh has started, while the one at Aligarh in Uttar Pradesh will go in stream by September 2009.

With thermal power Plants having a total capacity of 144 MW installed, including 23 MW installed in April 2009, the Cement Business' total thermal power generation capacity is now at 268 MW, meeting nearly 80% of the business's total power requirement.

Your Company's capex in Cement during the year was US$ 289 million (Rs.1,467 crores). An investment of over US$ 250 million (Rs.1,300 crores) has been earmarked for completion of the current projects and towards modernisation in the coming year.

Consolidated cement capacity will rise further from 41.6 million TPA to 48.8 million TPA upon the completion of all projects under implementation.

In the VSF business, your Company faced a rather tough and challenging year. The global economic crisis severely impaired the textile sector, which in turn had repercussions on your Company's VSF operations. Consequently both volumes and realisations took a hit. Bearing in mind the market dynamics, your Company has put its VSF capacity expansion plans on hold. The conversion of the A. V. Nackawic plant from paper - grade pulp to Rayon - grade pulp has been successfully completed.

In the recent past, market sentiments in the textile sector have shown a positive swing which bodes well for the VSF sector.

Outlook

Your Company will continue to strengthen its leadership position in the Cement and VSF sectors. Substantial increase in capacities, improved cost optimization, higher productivity and strong fundamentals augur well for your Company in the years to come.

I believe our people are our biggest strength. We have further strengthened our endeavour, in these times of a slowdown, to aggressively establish a performance -

"Your Company will continue to strengthen its leadership position in the Cement and VSF sectors. Substantial increase in capacities, improved cost optimization, higher productivity and strong fundamentals augur well for your Company in the years to come."

oriented culture that rewards better performance and distinguishes the best performers from the others. I would like to acknowledge all of our performers who deliver results.

The Aditya Birla Group: In Perspective

Today, we manage multinational teams – 1,30,000 employees, comprising 30 nationalities, across 25 countries, anchor our US$ 29.2 billion meritocratic conglomerate. Our values – Integrity, Commitment, Passion, Seamlessness and Speed, is the thread that strings us together.

Post our Group being declared the "Best Employer" in 2007 by the *Hewitt / Economic Times / Wall Street Study*, our brand as an employer continues to grow strongly. More than 8,000 leading professionals from India and globally have teamed up with us.

"Today, we manage multinational teams – 1,30,000 employees, comprising 30 nationalities, across 25 countries, anchor our US$ 29.2 billion meritocratic conglomerate. Our values – Integrity, Commitment, Passion, Seamlessness and Speed, is the thread that strings us together."

Our rigorous assessment process, inclusive of Development Assessment Centres, assesses our people early in their career on their potential to hold leadership roles. This way, we have ensured that we have a robust bench strength of talent. We also use short-term secondments and long-term assignments to develop the capability of our people to work across borders. This year over 1,700 colleagues have been job rotated.

Over 80% of our businesses have participated in a compensation benchmarking exercise this year and we have taken significant corrective and proactive measures to stay competitive and attractive. This positioning will further help us to attract and retain the right talent.

We lay great emphasis on continuous learning through our in-house learning university – Gyanodaya. This globally benchmarked institution leverages resources from around the world to meet the development needs of our people. Over a 1,000 executives have taken courses this year. Additionally, more than 14,000 employees spread across the world, from Farmington Hills in USA to Giza in Egypt to Perth in Australia and Renukoot in Uttar Pradesh have used Gyanodaya's E-learning platform called GVC. GVC prides itself in having a course completion ratio of 90%, which is a world benchmark.

As perhaps many of you may be aware we track the organisational climate every two years. We use the Organisational Health Survey (OHS), as the barometer of employee engagement at work. It is conducted by Gallup. Over 22,000 executives, across 17 businesses, spanning 25 countries and 750 cities/interiors participated in the OHS6. The participation level at 94%, according to Gallup, is a benchmark. 83% of the employees surveyed in the OHS6 said that they are proud to be an employee of the Aditya Birla Group and get professional satisfaction working here. 67% of our management employees have clearly emphasized their confidence in the ability of the leaders at various levels to successfully manage the emerging challenges that the Group is facing. Almost three-fourths of our employees (73%) have stated that they would definitely advocate our Group as a place to build a meaningful career.

"Our biggest strength has been an emotional bonding that our employees have with the Group that makes the paradigm of duty truly boundaryless."

Going forward, I would like to emphasize that the brand of leadership that we seek to build combines the virtues of professionalism with the commanding power of the mind, heart and soul. The mind which has the intellect to perceive the right from the wrong, the heart which has an emotional bond with the organisation that cannot be severed, and a soul that is indomitable. Our biggest strength has been an emotional bonding that our employees have with the Group that makes the paradigm of duty truly boundaryless.

Best regards,

Yours sincerely,

Kumar Mangalam Birla

BOARD OF DIRECTORS

Mr. Kumar Mangalam Birla - Chairman

Mrs. Rajashree Birla

Mr. M.L. Apte

Mr. B.V. Bhargava

Mr. R.C. Bhargava

Mr. Arun Kanti Dasgupta

Mr. Cyril Shroff

Mr. S.G. Subrahmanyan

Mr. D.D. Rathi (Co-opted w.e.f. 1st June, 2009)*

Mr. Shailendra K. Jain - Whole-Time Director

Chief Financial Officer

Mr. D.D. Rathi (upto 19th May, 2009)
Mr. Adesh Gupta

Company Secretary

Mr. Ashok Malu

Statutory Auditors

M/s G.P. Kapadia & Co., Mumbai
M/s Deloitte Haskins & Sells, Mumbai

Branch Auditor

M/s Vidyarthi & Sons, Gwalior

Solicitors

M/s Amarchand & Mangaldas & Suresh A. Shroff & Co.
M/s Mulla & Mulla and Craigie, Blunt & Caroe

* *Whole-Time Director till 31st May, 2009*

EXECUTIVES

Fibre & Pulp Divisions

Mr. Shailendra K. Jain	Business Director
Mr. S.K. Saboo	Advisor, Chairman's Office
Mr. S.S. Maru	Sr. Executive President, Staple Fibre Division, Nagda
Mr. Vijay Kaul	Chief Marketing Officer
Mr. S. Srinivasan	Sr. Executive President, Pulp & Fibre Business
Mr. S.V. Kulkarni	Sr. Executive President, Birla Cellulosic Division, Kharach

Cement Division

Mr. S. Misra	Business Head
Mr. O.P. Puranmalka	Business Head (Marketing)
Mr. Ratan K. Shah	Business Head (Manufacturing & Project)
Mr. R.M. Gupta	Sr. Executive President, Vikram Cement
Mr. D.R. Dhariwal	President, Birla White Cement
Mr. Anil Kumar Pillai	Executive President & Unit Head - Rajashree Cement
Mr. S. Natarajan	Executive President & Unit Head - Grasim Cement (South)
Mr. M.M. Tiwari	Executive President & Unit Head - Grasim Cement (Rawan)
Mr. B.B. Joshi	Executive President & Unit Head - Aditya Cement
Mr. Sanjay Agrawal	Jt. Executive President & Unit Head - Grasim Cement (Kotputli)

Chemical Division

Mr. K.C. Jhanwar	Sr. Executive President
Mr. G.K. Tulsian	Executive President

Corporate Finance Division

Mr. S.N. Jajoo	Sr. Executive President (On deputation to Vikram Sponge Iron Limited)
Mr. Sanjeev Bafna	President & Dy. Chief Financial Officer
Mr. Pavan K. Jain	Executive President

Contents

Registered Office: Birlagram, Nagda 456 331 (M.P.)
www.grasim.com/www.adityabirla.com

FINANCIAL HIGHLIGHTS

Year ⟶	Unit	2008-09	2007-08	2006-07	2005-06	2004-05	2003-04	2002-03	2001-02	2000-01	1999-00
Production											
Viscose Staple Fibre	Tonnes	232745	279901	246833	228981	247952	221005	224610	176462	218847	188002
Grey Cement	Mn. Tonnes	16.32	15.36	14.42	13.83	12.44	11.85	11.09	9.53	9.10	8.40
Ready Mix Concrete	Mn. Cu. Mtrs.	2.43	1.95	1.42	1.07	1.08	0.83	0.61	0.32	0.10	0.07
White Cement	Tonnes	441118	407882	364649	350174	315368	310578	310163	267915	251594	240492
Sponge Iron	Tonnes	420156	562000	525183	505825	780341	687272	612879	559567	663998	709094
Turnover											
Viscose Staple Fibre	Tonnes	238463	269781	250725	242399	231533	229110	227900	181520	203854	192452
Grey Cement	Mn. Tonnes	16.54	@15.54	@14.52	@13.99	12.63	11.96	11.16	9.68	9.16	8.42
Ready Mix Concrete	Mn. Cu. Mtrs.	2.43	1.95	1.42	1.07	1.08	0.83	0.61	0.32	0.10	0.07
White Cement	Tonnes	438394	396295	367167	347500	311454	314819	305223	266105	251291	240014
Sponge Iron	Tonnes	423414	557187	571127	478291	772799	676921	612425	562334	673852	822996
Profit & Loss Account											Rs. in Crores
Net Sales		**10804**	**10215**	**8572**	**6653**	**6229**	**5213**	**4606**	**4372**	**4453**	**4273**
Other Income		350	378	282	220	187	229	133	129	108	88
PBIDT		**2847**	**3424**	**2619**	**1597**	**1785**	**1504**	**1136**	**909**	**900**	**739**
Interest		142	107	112	103	139	154	169	190	239	257
Gross Profit (PBDT)		**2705**	**3317**	**2507**	**1494**	**1646**	**1350**	**967**	**719**	**661**	**482**
Depreciation		457	353	318	292	285	273	254	252	252	237
Profit before Tax, Exceptional & Extra Ordinary Items		**2248**	**2964**	**2189**	**1202**	**1361**	**1077**	**713**	**467**	**409**	**245**
Exceptional Items		-	46	37	4	-57	-	-168	-6	-	-
Profit before Tax & Extra Ordinary Items		**2248**	**3010**	**2226**	**1206**	**1304**	**1077**	**545**	**461**	**409**	**245**
Current Tax		342	952	692	370	451	291	192	57	50	12
Deferred Tax		258	10	-2	-27	-33	7	-15	52	-	-
Net Profit before Extra Ordinary Items		**1648**	**2048**	**1536**	**863**	**886**	**779**	**368**	**353**	**359**	**233**
Extra Ordinary Items		-	185	-	-	-	-	-	-50	18	-
Net Profit		**1648**	**2233**	**1536**	**863**	**886**	**779**	**368**	**303**	**378**	**233**
Equity Dividend (including CTD)		316	316	287	209	167	145	103	83	81	72
Balance Sheet											Rs. in Crores
Gross Fixed Assets (incl. CWIP) *		12277	10615	7974	6416	6052	5802	5594	5371	5311	5206
Net Fixed Assets (incl. CWIP)*		8305	7050	4593	3307	3204	3213	3264	3263	3303	3401
Investments		4609	4081	4275	3482	2982	2541	1796	1416	682	683
Net Current Assets		820	815	892	753	745	549	613	733	991	967
		13734	11946	9760	7542	6931	6303	5673	5412	4976	5052
Share Capital		92	92	92	92	92	92	92	92	92	92
Employee Stock Options Outstanding		10	5	-	-	-	-	-	-	-	-
Reserves & Surplus *		9372	8040	6134	4886	4232	3514	2879	2615	2395	2685
Net Worth		9474	8137	6226	4978	4324	3606	2971	2707	2486	2777
Deferred Tax Balance **		865	607	583	584	599	632	626	641	589	-
Loan Funds		3395	3202	2951	1980	2008	2065	2076	2065	1900	2275
		13734	11946	9760	7542	6931	6303	5673	5412	4976	5052
* Excluding Revaluation Reserve		3	4	4	4	5	5	6	7	18	20
Ratios & Statistics											
PBIDT Margin	(%)	25.5	32.3	29.6	23.2	27.8	27.6	24.0	20.2	19.7	16.9
Interest Cover (PBIDT – Current Tax/Interest)^	(x)	11.7	14.5	15.7	11.9	9.6	7.9	5.6	4.4	3.5	2.6
Debt Equity Ratio	(x)	0.36	0.39	0.47	0.40	0.46	0.57	0.70	0.76	0.76	0.82
Dividend per Share	Rs./Share	30.00	30.00	27.50	20.00	16.00	14.00	10.00	9.00	8.00	7.00
Basic Earnings per Share $	Rs./Share	179.7	218.3	163.5	93.7	102.9	85.0	58.5	39.2	39.2	25.4
Book Value per Share	Rs./Share	1033	887	679	543	472	393	324	295	271	303
No. of Equity Shareholders	No.	168801	162411	168671	164847	174831	191770	242359	263549	279207	298232
No. of Employees	No.	13492	13200	15023	15156	15363	15971	16648	16912	21473	23345

@ Excludes traded volumes with subsidiaries
** Prior to FY01 Deferred Tax provisioning was not required, consequently reserves include Deferred Tax
^ Includes interest capitalised
$ Excluding exceptional/extra ordinary items

FINANCIAL HIGHLIGHTS - CONSOLIDATED

Year ⟶	Unit	2008-09	2007-08	2006-07	2005-06	2004-05	2003-04	2002-03
Production								
Viscose Staple Fibre	Tonnes	232745	279901	246833	228981	247952	221005	224610
Grey Cement	Mn. Tonnes	32.18	31.22	29.98	28.43	26.13	12.60	11.91
Ready Mix Concrete	Mn. Cu. Mtrs.	3.85	2.84	1.57	1.07	1.08	0.83	0.61
White Cement	Tonnes	441118	407882	364649	350174	315368	310578	310163
Sponge Iron	Tonnes	420156	562000	525183	505825	780341	687272	612879
Turnover								
Viscose Staple Fibre	Tonnes	238463	269781	250725	242399	231533	229110	227900
Grey Cement	Mn. Tonnes	32.65	31.45	30.06	28.60	26.31	12.71	11.98
Clinker	Mn. Tonnes	2.57	2.13	2.50	1.46	2.93	0.15	0.21
Ready Mix Concrete	Mn. Cu. Mtrs.	3.85	2.84	1.57	1.07	1.08	0.83	0.61
White Cement	Tonnes	438394	396295	367167	347500	311454	314819	305223
Sponge Iron	Tonnes	423414	557187	571127	478291	772799	676921	612425

Profit & Loss Account							Rs. in Crores
Net Sales	**18404**	**16973**	**14069**	**10224**	**9292**	**5490**	**4890**
Other Income	453	463	318	268	245	247	139
PBIDT	**4783**	**5422**	**4290**	**2337**	**2272**	**1540**	**1149**
Interest	310	222	229	219	284	195	213
Gross Profit (PBDT)	**4473**	**5200**	**4061**	**2118**	**1988**	**1345**	**936**
Depreciation	866	670	610	563	556	306	285
Profit before Tax, Exceptional & Extra Ordinary Items	**3607**	**4530**	**3451**	**1555**	**1432**	**1039**	**651**
Exceptional Items	-	46	-	4	-129	1	-169
Profit before Tax & Extra Ordinary Items	**3607**	**4576**	**3451**	**1559**	**1303**	**1040**	**482**
Current Tax	551	1473	1097	434	483	291	192
Deferred Tax	441	-7	-5	-32	-41	11	-29
Net Profit before Extra Ordinary Items	**2615**	**3110**	**2359**	**1157**	**861**	**738**	**319**
Extra Ordinary Items	-	236	-	-	-	-	-
Net Profit before Minority Interest	**2615**	**3346**	**2359**	**1157**	**861**	**738**	**319**
Less: Minority Interest	444	457	392	116	-19	-	-
Add: Share in Profit/(Loss) of Associate	16	2	-0.4	-	-	-	-
Net Profit after Minority Interest	**2187**	**2891**	**1967**	**1041**	**880**	**738**	**319**

Balance Sheet							Rs. in Crores
Gross Fixed Assets (incl. CWIP) *	21041	19258	14481	11927	11312	6333	6061
Net Fixed Assets (incl. CWIP)*	14215	12918	8468	6411	6294	3549	3596
Investments	3563	1661	2272	1352	769	2342	1609
Goodwill	2001	1991	1844	1773	1958	122	120
Deferred Tax Assets	-	-	-	4	3	32	35
Net Current Assets	966	609	859	652	674	366	439
	20745	**17179**	**13443**	**10192**	**9698**	**6411**	**5799**
Equity Share Capital	92	92	92	92	92	92	92
Other Share Capital	45	29	6	43	43	42	42
Employee Stock Options Outstanding	12	6	-	-	-	-	-
Reserves & Surplus *	11418	9048	6460	4698	3947	3224	2630
Net Worth	11567	9175	6558	4833	4082	3358	2764
Minority Interest	1670	1269	859	514	500	-	-
Deferred Tax Liability	1592	1158	1153	1162	1182	634	627
Loan Funds	5916	5577	4873	3683	3934	2419	2408
	20745	**17179**	**13443**	**10192**	**9698**	**6411**	**5799**
* Excluding Revaluation Reserve	3	4	4	4	5	5	6

Ratios & Statistics								
PBIDT Margin	(%)	25.4	31.1	29.8	22.3	23.8	26.8	22.8
Interest Cover (PBIDT – Current Tax/Interest)^	(x)	10.6	13.1	13.3	8.7	6.3	6.4	4.5
ROACE (PBIT/Avg. CE)	(%)	20.7	31.0	31.1	17.8	21.3	20.2	15.3
RONW (PAT/Avg. NW) $	(%)	21.1	33.2	34.5	23.3	27.1	24.1	18.2
Debt Equity Ratio	(x)	0.45	0.53	0.66	0.69	0.86	0.72	0.87
Basic Earnings per Share $	Rs./Share	238.5	284.5	214.6	113.1	110.0	80.4	53.2
Book Value per Share	Rs./Share	1262	1001	715	527	445	366	301

^ Includes interest capitalised

$ Excluding exceptional/extra ordinary items

OVERVIEW

The unprecedented and dramatic changes in global macro-economic environment in the financial year 2008-09 (FY09) had its impact on the Indian economy. The year started with a high inflation rate leading to tightening in credit which affected industry. During the second half of FY09, the economy experienced a sharp slowdown in activity, liquidity squeeze and a dip in confidence levels, in line with the global conditions. With a weak second half, when industrial production nearly stagnated and exports declined, India's GDP growth in FY09 has declined to 6.7%, as per the latest CSO estimates. Weak demand conditions were also reflected in the wholesale-level inflation approaching closer to zero by the end of the year.

However, there have been some positive factors. International energy prices have eased considerably. Prompt counter-cyclical measures from policy makers, in the form of interest rate cuts and fiscal stimuli, will moderate the effect of global factors on demand going forward.

Tough macro-economic conditions had a bearing on your Company. Spiralling input cost in the first half, global economic meltdown and reduction in consumer spending in the second half led to decline in profitability.

CONSOLIDATED FINANCIAL PEFORMANCE

Consolidated Net Turnover at Rs.18,404 Crores increased by 8% mainly attributable to higher volumes in Cement business. Cash profit (excluding exceptional/extraordinary gains) registered a growth of 6% from Rs.3,729 Crores in FY08 to Rs.3,938 Crores in FY09 due to lower current tax. Substantial increase in input and energy costs, across all the businesses coupled with increased depreciation and interest expenses, led to decline in Consolidated Profit after Tax (excluding exceptional/extraordinary gains) from Rs.2,609 Crores in FY08 to Rs.2,187 Crores in FY09.

The performance of individual business segments and their outlook for the future are highlighted in subsequent paragraphs.

BUSINESS PERFORMANCE REVIEW

Cement

	Unit	FY09	FY08	% Change
GREY CEMENT				
Installed Capacity	Mn. TPA	# 19.65	16.75	17
Production	Mn. Tonnes	16.32	15.36	6
Sales Volume$	Mn. Tonnes	16.54	* 15.54	6
Average Realisation	Rs./Tonne	3,415	3,192	7
RMC				
Installed Capacity	Mn. Cu. Mtrs.	6.66	5.59	19
Sales Volumes	Mn. Cu. Mtrs.	2.43	1.95	24
Average Realisation	Rs./Cu. Mtrs.	2,804	2,731	3
WHITE CEMENT				
Installed Capacity	TPA	## 560,000	475,000	18
Production	Tonnes	441,118	407,882	8
Sales Volumes $$	Tonnes	438,394	396,295	11
Average Realisation	Rs./Tonne	7,922	6,902	15
WALL CARE PUTTY				
Installed Capacity	TPA	200,000	200,000	-
Sales Volumes	Tonnes	159,880	113,965	40
Average Realisation	Rs./Tonne	19,698	20,143	(2)
NET DIVISIONAL REVENUE	Rs. Crores	6,994.7	*5,921.8	18
DIVISIONAL PBIDT	Rs. Crores	1,912.3	1,876.3	2
DIVISIONAL PBIDT MARGINS	%	27.3	31.7	-

 # includes 1.6 million TPA cement mill commissioned in March 09
Increase in capacity by 85,000 TPA through debottlenecking during Q4FY09
** Excludes traded volumes*
$ Includes captive consumption for RMC
$$ Includes captive consumption for Wall Care Putty

Performance Review

The cement industry faced a number of challenges during the year. Increase in interest rates, in general, and for real estate, in particular, in the first half to combat inflation adversely impacted the demand. Drying up of liquidity in the second half further impacted the real estate. Despite these challenges, domestic demand grew by 8.4%, spurred by demand from rural and semi-urban India, pre-election government spending and creation of infrastructure for commonwealth games in Delhi. Rural economy has shown more resilience, and has benefitted from consistent growth in agriculture, investments in rural infrastructure and welfare schemes like employment guarantee scheme. Various measures taken by the Government during the year like improving liquidity in the economy, reduction in excise duty on cement, re-imposition of counter-vailing duty on cement imports and encouraging commercial banks to lend for housing augur well for the industry. Your Company's cement volumes grew by 6% during the year as the benefit of new capacities accrued only towards the later part of the year.

All major costs increased during the year. The industry faced non-availability of local linkage coal and substantial price increase in non-linkage coal, petcoke and imported coal. As a result, the average fuel and power cost increased by 21%. Raw material cost increased due to higher prices of input, viz., gypsum, fly ash, iron ore and escalation in inward freight. Employee cost rose due to revision in compensation in line with market and additional manpower for new plants. Cement prices were not able to keep pace with the rising costs leading to reduction in margins.

The market coverage of Ready Mix Concrete has increased substantially with large capacity expansions in the last year. Its volumes increased by 24%. Both volumes and realisation were good for White Cement. The value added product Wall Care Putty registered a 40% growth.

Performance of Cement Subsidiary – UltraTech Cement Ltd. (UltraTech)

Financial Results (Rs. in Crores)

	FY09	FY08	% Change
Net Turnover	6,563.6	*5,610.2	17
Other Operating Income and Other Income	100.7	100.7	—
Profit Before Interest, Depreciation and Tax	1,819.2	1,837.2	(1)
Interest	125.6	82.3	53
Depreciation	325.8	239.6	36
Profit before Tax	1,367.8	1,515.3	(10)
Total Tax Expenses	388.2	503.8	(23)
Net Profit after Minority Share	978.1	1,010.1	(3)

**Excludes traded sales turnover*

UltraTech's net turnover of Rs.6,564 Crores represent a growth of 17%. Domestic cement sales grew by 7% at 15.32 million tonnes. Cement and clinker exports at 3.16 million tonnes were higher by 6%. RMC business volumes grew by 61%, benefitting from capacity expansions.

Increase in raw material, energy, employee and freight cost led to a decline in operating margins from 32.2% to 27.3% as increase in cost could not be fully passed on to the customers. The commissioning of new capacity and thermal power plant led to an increase in depreciation. Additional borrowings resulted in higher interest cost. Profit after Tax at Rs.978 Crores was 3% less than the previous year.

Outlook for Cement Business

The Indian Economy is poised for moderate growth. Cement demand is expected to grow at par with the GDP growth. The uncertain economic environment and its impact on real estate and corporate capex will have a bearing on cement consumption. Further, large infrastructure projects may be hampered due to non-availability of long-term funds. Semi-urban and rural housing, which are not impacted by real estate slowdown and credit crunch, should continue to boost the cement demand.

Large capacity additions, which are likely to be commissioned in FY10, will create short-term surplus capacity in the sector. If the slowdown in the economic growth aggravates the surplus, prices and margins may come under pressure.

Your Company has made large investments in capacity build-up, thermal power plants and other efficiency-related initiatives in logistic. These will be leveraged to attain cost leadership and grow volumes. The increased captive power availability with the commissioning of power plants and reduction in lead distance with the commissioning of new plants' entire capacity will mitigate the impact of pressure on prices.

Capex Plan – Cement Business

Your Company's major projects are nearing completion. At Shambhupura (Rajasthan), one of the two cement mills was commissioned in the fourth quarter. The second mill at Shambhupura and the split – grinding unit at Aligarh (Uttar Pradesh) are expected to be commissioned in Q1FY10. The clinker production, which had commenced in Q2FY09, has been satisfactorily ramped up. The 3.3 million TPA Clinkerisation Unit at Kotputli (Rajasthan) was commissioned in March 2009. The grinding facility at Kotputli is expected to go on stream in H1FY10. The grinding unit at Dadri (Uttar Pradesh), with a capacity of 1.3 million TPA, also became operational during the year.

Thermal power plants with a total capacity of 144 MW have been commissioned at four locations, including a unit of 23 MW at Kotputli which was commissioned in April 2009. With this, the total thermal power generation capacity stands enhanced at 268 MW. This will meet around 80% of the business' total power requirement.

During the year, a total amount of Rs.1,467 Crores was spent on capex. Your Company plans to invest over Rs.1,300 Crores on capex in FY10 for the completion of the existing projects and modernisation.

UltraTech too commissioned two of its three grinding mills at Tadpatri (Andhra Pradesh) in Q4FY09. The remaining cement mill will be commissioned in Q1FY10. Ultratech has also commissioned 192 MW of Thermal Power Plants at four locations, resulting in doubling of its captive power to 80%. Its total thermal power generation capacity now stands at 236 MW. Ultratech has spent Rs.873 Crores on capex during FY09. It plans to invest over Rs.700 Crores in FY10 for the completion of the existing projects and modernisation.

The combined cement capacity of Grasim and UltraTech increased from 35.0 million TPA at the commencement of the year to 41.6 million TPA. The capacity will be further augmented to 48.8 million TPA upon completion of all the projects presently under implementation.

Viscose Staple Fibre (VSF)

	Unit	FY09	FY08	% Change
Installed Capacity	TPA	333,975	333,975	—
Production	Tonnes	232,745	279,901	(17)
Sales Volumes	Tonnes	238,463	269,781	(12)
Net Divisional Revenue	Rs. Crores	2,533.6	3,010.7	(16)
Average Realisation	Rs./Tonne	96,517	103,316	(7)
PBIDT	Rs. Crores	516.3	1,097.1	(53)
PBIDT Margins	%	20.4	36.4	—

Performance Review

The unprecedented boom in demand and upsurge in prices witnessed in FY08 started turning down from early FY09 due to high inflation and the gloom in economic scenario across the globe. In the 2nd half of FY09, there was a decline in demand and prices on account of global financial crisis and recession. This, coupled with the slowdown of yarn exports from India to certain key markets like Brazil and Turkey led to a significant reduction in production and sales volumes as compared to the previous year. The low demand for VSF in the backdrop of significant surplus capacity across the world and reducing prices of competing fibres adversely impacted VSF realisation.

While the VSF realisation throughout the year was progressively going down, the input costs kept increasing in the initial part of the year. The reduction in input prices in the later part of FY09 was partially set off due to the steep depreciation of Indian Rupee.

In this highly volatile market, sales volumes declined by 12% and realisation decreased by 7% over the last fiscal. Lower volumes, lower realisation and higher input cost resulted in a considerable drop in margins from 36.4% last year to 20.4% for this fiscal.

The conversion of AV Nackawic Pulp Mill a Joint Venture of the Company in Canada, facility from paper-grade pulp to dissolving-grade pulp was completed in September 2008. The Mill is operating at around 80% of the capacity with gradual ramping up of production. The quality of dissolving-grade pulp being produced in this Mill is well received.

Sector Outlook

Sustained recovery of the Textile sector is expected to be slow. Regeneration of end users' demand to FY08 levels may take some quarters till the confidence in financial market sets in and various economy stimulus packages trigger the consumer spending globally. Both demand and realisation are expected to keep fluctuating in the year ahead.

Business Outlook

Although the business improved its performance in Q4FY09 as compared to Q3FY09, the outlook for the year remains challenging due to over capacity in China and relative prices of competing fibres. However, margins are expected to improve with increase in realisation and reduction in pulp cost.

The expansion plans in India have been currently put on hold. The doubling of capacity at Chinese Joint Venture plant has also been temporarily kept on hold. The current recessionary scenario may lead to closure of unviable VSF competitors globally. This would enable your Company to fortify its position in the global market despite deferring expansion plans.

The business will continue to focus on cost reduction measures, particularly, in energy, logistics and overheads to maintain its position of lowest cost producer. Your Company plans to increase its share of specialty fibre to expand the market and lessen the impact of demand slowdown. A lot of developmental work has been undertaken in this direction over the last couple of years.

Production at Nagda plant has been suspended from end-May 2009 till the onset of monsoon, due to water shortage arising due to requisition of water stored in one of its reservoirs by District Administration for meeting drinking water scarcity in Ujjain City during this year. However, the impact on sales and profitability is expected to be marginal as the business has proactively built inventory to cater to the customers' requirements.

Chemicals

	Unit	FY09	FY08	% Change
Caustic Soda				
- Installed Capacity	TPA	258,000	258,000	—
- Production	Tonnes	207,226	188,537	10
- Sales Volumes	Tonnes	207,520	187,356	11
Net Divisional Revenue	Rs. Crores	522.5	417.6	25
ECU Realisation	Rs./Tonne	21,553	18,963	14
PBIDT	Rs. Crores	155.4	138.1	13
PBIDT Margins	%	29.7	33.1	—

Performance Review

The performance of Chemical business was excellent with historically highest production and sales volumes. Sales volumes grew by 11% despite the sluggish industry growth of 1%. Caustic prices in the industry ruled firm as its production was restricted due to lower off take of chlorine. Prices for chlorine dropped to abnormally low levels mainly due to lower demand from chlorine derivative segments. ECU realisation increased by 14%. The operating margins declined on account of substantial increase in salt and power cost.

Sector Outlook

New alumina capacities, which were likely to spur caustic demand, have been deferred. Hence, caustic consumption is expected to grow at a moderate rate. Caustic prices may come under pressure due to imports and fall in international prices.

Business Outlook

Production has been curtailed in June 2009 till the onset of monsoon, due to water shortage. The business will continue to take various measures to reduce the cost of energy, which constitutes the major cost in caustic production.

Sponge Iron

	Unit	FY09	FY08	% Change
Installed Capacity	TPA	900,000	900,000	—
Production	Tonnes	420,156	562,000	(25)
Sales Volumes	Tonnes	423,414	557,187	(24)
Net Divisional Revenue	Rs. Crores	1,007.6	950.7	6
Average Realisation	Rs./Tonne	22,296	15,759	41
PBIDT	Rs. Crores	134.7	159.9	(16)
PBIDT Margins	%	13.4	16.8	—

Performance Review

The Sponge Iron Business performance was impacted adversely as the global economic recession had its effect on the steel sector demand in the second half. Production was lower by 25% due to plant maintenance and reactor modification. Coupled with lower demand from steel producers in the second half, sales volumes declined by 24%. The average realisation was higher helped by firm scrap prices in the first two quarters and exports in the third quarter. A sharp rise in input costs negated the impact of higher prices.

Sale of Sponge Iron Business

In line with its strategy of focussing on its core businesses, your Company has divested its Sponge Iron business by way of a slump sale under a Scheme of Arrangement under Sections 391-394 of the Companies Act, 1956, at a sale consideration of Rs.1,030 Crores. The transaction was completed on 22nd May, 2009.

Grasim Bhiwani Textiles Limited (GBTL)

GBTL, the textile subsidiary of your Company, posted satisfactory performance despite tough conditions prevailing for the textile industry. As against a loss of Rs.4.7 Crores during the previous financial year of six months ended 31st March, 2008, GBTL reported a marginal profit of Rs.0.3 Crores in FY09. Higher realisation, lower power cost and advertising expenses have resulted into this improvement in performance. A thermal power plant of 8 MW was commissioned in January 2009. This will further lead to reduction in the cost of power. New product launches and strengthening of distribution network are being carried out to bolster the business.

FINANCIAL REVIEW AND ANALYSIS

(Rs. in Crores)

	Consolidated			Standalone		
	FY09	FY08	% Change	FY09	FY08	% Change
Net Turnover	18,403.9	16,973.5	8	10,804.0	10,215.1	6
Other Operating Income and Other Income	453.2	463.1	(2)	350.4	377.8	(7)
Profit Before Interest, Depreciation and Tax	4,782.8	5,422.0	(12)	2,847.0	3,424.5	(17)
Interest	310.5	222.1	40	142.1	107.0	33
Depreciation	865.8	670.3	29	457.0	353.3	29
Profit before Tax Expenses	3,606.6	4,529.6	(20)	2,247.9	2,964.2	(24)
Total Tax Expenses	991.4	1,465.8	(32)	599.9	962.3	(38)
Net Profit after Tax (Before Exceptional/Extraordinary Gains)	2,615.2	3,063.8	(15)	1,648.0	2,001.9	(18)
Exceptional Gain	—	45.7	—	—	45.7	—
Extraordinary Gains	—	236.7	—	—	185.0	—
Net Profit after Exceptional/ Extraordinary Gains	2,615.2	3,346.2	(22)	1,648.0	2,232.6	(26)
Less: Minority Share	444.4	456.6	—	—	—	—
Add: Share in Profit of Associates	15.9	1.8	—	—	—	—
Net Profit	2,186.7	2,891.4	(24)	1,648.0	2,232.6	(26)

Consolidated Results

The consolidated results of your Company include *inter alia*, the results of its subsidiaries, UltraTech Cement Ltd., UltraTech Ceylinco Pvt. Ltd., Grasim Bhiwani Textiles Ltd., share in the joint ventures and associate companies. Your Company's consolidated turnover increased by 8% from Rs.16,974 Crores to Rs.18,404 Crores. Cash profit (excluding exceptional/extraordinary gains) registered a growth of 6% from Rs.3,729 Crores in FY08 to Rs.3,938 Crores in FY09 due to lower current tax. Net profit (excluding exceptional/extraordinary gains) at Rs.2,187 Crores declined by 16%.

Standalone Results

Net Turnover

Net turnover increased by 6% from Rs.10,215 Crores in FY08 to Rs.10,804 Crores in FY09, as explained under the Segmental Review and Analysis.

Other Income

Other income at Rs.350 Crores declined by 7% during the year due to lower treasury and other interest income.

Operating Profit (PBIDT)

PBIDT declined by 17% from Rs.3,424 Crores in FY08 to Rs.2,847 Crores in FY09 as elaborated upon under the Segmental Review and Analysis.

Interest

Interest cost grew by 33% to Rs.142 Crores (net of interest capitalised) due to the commissioning of projects and increased borrowings. Despite the increase in interest cost, interest cover (including interest capitalised) remains at comfortable level of 11.7 times.

Depreciation

During the year, cement capacity expansion projects and thermal power plants have been commissioned as stated under Segmental Review and Analysis. There was a net addition of Rs.3,472 Crores to the Gross Block. As a result, Rs.457 Crores were provided towards depreciation charge in FY09 as against Rs.353 Crores in FY08, an increase of 29%.

Total Tax Expenses

The total tax was lower by 38% from Rs.962 Crores in the previous year to Rs.600 Crores in the current year due to lower profits and higher tax depreciation. The provision for current tax (including fringe benefit tax) declined by 64% at Rs.342 Crores. The deferred tax debit was substantially higher at Rs.258 Crores as against only Rs.10 Crores in FY08.

Net Profit after Total Tax (Before Exceptional/Extraordinary Gains)

Net profit after total tax before exceptional/extraordinary gains was Rs.1,648 Crores in FY09 as against Rs.2,002 Crores in FY08.

Exceptional and Extraordinary Gains

There was no extraordinary item during the year under review. However, income of Rs.231 Crores was realised from exceptional and extraordinary gains during the previous year.

Net Profit (including Exceptional/Extraordinary Gains)

Net Profit was Rs.1,648 Crores in FY09 as against Rs.2,233 Crores in FY08, including exceptional and extraordinary gains in previous year.

CASH FLOW ANALYSIS

(Rs. in Crores)

	FY09
Sources of Cash	
Cash from Operations	2,333
Increase in Debts	326
Non-Operating Cash Flow	159
Decrease in Cash and Cash Equivalent	14
	2,832
Uses of Cash	
Capital Expenditure	1,642
Increase in Working Capital	380
Interest	196
Net Increase in Investments	299
Dividend	315
	2,832

Sources of Cash

Cash from Operations

Cash from operations was Rs.2,333 Crores in FY09 as compared to Rs.2,251 Crores in FY08.

Increase in Debts

Long term debts of Rs.722 Crores comprising of Rs.422 Crores of foreign currency loan and Rs.300 Crores of non-convertible debentures were raised to fund capacity expansions. Short term borrowings decreased by Rs.79 Crores.

Long term debts of Rs.247 Crores and deferred sales tax loans of Rs.71 Crores were repaid.

Non-Operating Cash Flow

Cash flow from non-operating income was on account of dividend and interest income.

Uses of Cash

Capital Expenditure

Your Company spent Rs.1,642 Crores on capital expenditure, primarily on capacity expansion and thermal power plants in cement business, technology upgradation and normal modernisation in all the businesses.

Increase in Working Capital

Increase in stores and spares and process stock in the Cement business with commissioning of new plants and higher raw material inventory in Sponge Iron business resulted in increase in working capital.

Net Increase in Investments

Your Company invested Rs.242 Crores in the Rights issue of Hindalco Industries Ltd. Further Rs.59 Crores were invested in joint ventures for pulp in Canada and plantation in Laos.

Dividend

Your Company has paid Rs.315 Crores as dividend including the corporate tax on dividend of Rs.41 Crores for FY08.

RISKS AND CONCERNS

Your Company has a comprehensive risk management policy. The risk management *inter alia* provides for review of the risk assessment and mitigation procedure, laying down procedure to inform/report the Board in the matter and for periodical review of the procedure to ensure that executive management controls the risks through a properly defined framework.

During the year, the Audit Committee, which has been designated by the Board for the purpose, reviewed the adequacy of the risk management framework of the Company, the key risks associated with the businesses of the Company and the measures and steps in place to mitigate the same.

Some of the key risks affecting your Company are illustrated below:

Economic Risk

Due to the opening of world trade and diminishing tariffs, your Company is faced with the threat of pressure on margins on products. To counter these, your Company stepped up its focus on value added products by upgrading and expanding manufacturing capacities and increasing R&D. In addition, structural cost optimisation and cost control measures have been initiated.

Competitor Risk

The market is highly competitive with the elimination of fiscal barriers and inroads of large corporates into the country with inorganic growth strategies. Your Company continues to focus on increasing its market share and taking marketing initiatives that help customers in making informed decisions.

Project Execution Risk

Your Company is in the process of setting up cement capacities and captive thermal power plants. The project execution is largely dependent upon land purchase, project management skills, timely delivery by the equipment suppliers and adherence to schedule by civil contractors. Any delay in project implementation will impact revenues and profit for that period. Your Company is continuously reviewing the project execution to ensure that the implementation schedules are adhered.

Human Resource Risk

Your Company's ability to deliver value also depends on its ability to attract, train, motivate, empower and retain the best professional talents.These abilities have to be developed across Company's rapidly expanding operations. There is significant competition from emerging service sectors, which poses inherent risks associated with the ability to hire and retain skilled and experienced professionals.Your Company continuously benchmarks HR policies and practices with the best in the industry and carries out necessary improvements to attract and retain best talent and build intellectual capital.

Foreign Exchange Risk

Your Company's policy is to hedge its long-term foreign exchange risk as well as short-term exposures within the defined parameters.The long-term foreign exchange liability is fully hedged, and hedges are on held to maturity basis. As imports (including capital goods import) exceeded exports, your Company has suitably hedged the differential short-term exposure from time to time to appropriately manage the currency risk.

Interest Rate Risk

Your Company is exposed to interest rate fluctuations on its borrowings. It uses a judicious mix of fixed and floating rate debts within the stipulated parameters. Your Company continuously monitors its interest rate exposures and whenever required, uses hedging tools to minimise interest rate risk.

Commodity Price Risk

Your Company is exposed to the risk of price fluctuation on raw materials, energy sources as well as finished goods. However, considering the normal correlation in the prices of raw materials and finished goods, the risk is reduced. Your Company's strategy of backward integration, like pulp and caustic soda for VSF, helps in minimising the effect of increase in prices of raw materials. Setting up of captive power plants aids in controlling the impact of rise in energy cost, which is a major cost element.

Forward integration in value added products, e.g., specialty fibre in VSF, ready mix concrete in cement, wall care putty in white cement enables to reduce the impact of price fluctuation in the finished goods.

INTERNAL CONTROL SYSTEM

Your Company has appropriate internal control systems for business processes, with regards to efficiency of operations, financial reporting, compliance with applicable laws and regulations, etc. Clearly defined roles and responsibilities down the line for all managerial positions have been institutionalised. All operating parameters are monitored and controlled. Regular internal audits and checks ensure that responsibilities are executed effectively.The Audit Committee of the Board of Directors reviews the adequacy and effectiveness of internal control systems and suggests improvement for strengthening them, from time to time.

CONCLUSION

Overall economic growth could remain subdued in FY10 on account of the recession in advanced economies and poor investment sentiment. At the same time, the structural factors at the heart of India's long-term growth potential – demographics, savings ratio and competitiveness – have been largely unaffected by the global downturn.These factors could help a subsequent recovery.

Large expansions undertaken by your Company in the Cement business will enable it to grow at a brisk pace and outperform its peers. Numerous cost reduction measures across the businesses and your Company's inherent financial strength will render it more competitive in the current phase of uncertainty and slowdown.

CAUTIONARY STATEMENT

Statement in this "Management Discussion and Analysis" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feedstock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in Government regulations, tax regimes, economic developments within India and the countries within which the Company conducts businesses and other factors such as litigation and labour negotiations. The Company assumes no responsibility to publicly amend, modify or revise any forward looking statements, on the basis of any subsequent development, information or events or otherwise.

REPORT ON CORPORATE GOVERNANCE

Governance Philosophy

The Aditya Birla Group is committed to the adoption of best governance practices and its adherence in the true spirit, at all times. Our governance practices stem from an inherent desire to improve and innovate and reflects the culture of trusteeship that is deeply ingrained in our value system and form part of the strategic thought process. Our governance philosophy rests on five basic tenets, viz., Board accountability to the Company and shareholders, strategic guidance and effective monitoring by the Board, protection of minority interests and rights, equitable treatment of all shareholders as well as transparency and timely disclosure.

In line with this philosophy, Grasim Industries Limited, an the Aditya Birla Group Company, continuously strives for excellence through adoption of best governance and disclosure practices. Your Company is compliant with all the provisions of Clause 49 of the Listing Agreement of the Stock Exchanges. The details of compliance are as follows:

Compliance with Corporate Governance Guidelines

I. BOARD OF DIRECTORS

(A) Composition of Board

Your Company's Board presently comprises of 10 Directors, 6 of whom are Independent Directors, 3 are Non-Executive Directors and 1 is Whole-Time Director with considerable experience in their respective fields.

Name of Director	*Executive/Non-Executive/Independent #*
Mr. Kumar Mangalam Birla	Non-Executive
Mrs. Rajashree Birla	Non-Executive
Mr. M.L. Apte	Independent
Mr. B.V. Bhargava	Independent
Mr. R.C. Bhargava	Independent
Mr. A.K. Dasgupta	Independent (LIC Nominee)*
Mr. Cyril Shroff	Independent
Mr. S.G. Subrahmanyan	Independent
Mr. Shailendra K. Jain	Whole-Time Director
Mr. D.D. Rathi	Whole-Time Director/Non-Executive@

 # Independent Director means a Director defined as such under Clause 49 of the Listing Agreement.

** Appointed as an Additional Director w.e.f. 23rd October, 2008.*

@ Whole-Time Director upto 31st May, 2009. Appointed as an Additional Director (Non-Executive Director) with effect from 1st June, 2009.

No Director is related to any other Director on the Board, except for Mr. Kumar Mangalam Birla and Mrs. Rajashree Birla, who are Son and Mother respectively.

(B) Non-Executive Directors' Compensation and Disclosures

All fees/compensation paid to the Non-Executive Directors and Independent Directors are approved by Board of Directors and have shareholders' approval. Details of sitting fees/compensation paid to them are given at respective places in this report.

(C) Other Provisions as to Board and Committees

Your Company's Board of Directors play primary role in ensuring good governance and functioning of the Company. The Board's role, functions, responsibility and accountability are clearly defined. All relevant information as specified in Annexure IA to Clause 49 of the Listing Agreement with the Stock Exchanges is regularly placed before the Board. Agenda and Notes on Agenda are circulated to the Directors in advance of each meeting of the Board of Directors. Where it is not practical to attach or send the relevant information as a part of agenda papers, the same are tabled at the meeting and the presentations are made to the Board. The Members of the Board have complete freedom to express their opinion and the decisions are taken after detailed discussions.

The information periodically placed before the Board inter alia includes: -

- Annual operating plans and budgets and any updates.
- Capital budgets and any updates.
- Quarterly results for the Company and its operating divisions or business segments.
- Minutes of meetings of Audit Committee and other committees of the Board.
- The information on recruitment and remuneration of senior officers just below the Board level, including appointment or removal of Chief Financial Officer and the Company Secretary.
- Show cause, demand, prosecution notices and penalty notices which are materially important.
- Fatal or serious accidents, dangerous occurrences, any material effluent or pollution problems.
- Any material default in financial obligations to and by the Company, or substantial non-payment for goods sold by the Company.
- Any issue, which involves possible public or product liability, claims of substantial nature, including any judgement or order, which may have passed strictures on the conduct of the Company.
- Details of any joint venture or collaboration agreement.
- Transactions that involve substantial payment towards goodwill, brand equity, or intellectual property.
- Significant labour problems and their proposed solutions. Any significant development in Human Resources/Industrial Relations front – like signing of wage agreement, implementation of Voluntary Retirement Scheme, etc.
- Sale of material nature of investments, subsidiaries, assets, which is not in normal course of business.
- Quarterly details of foreign exchange exposures and the steps taken by the management to limit the risks of adverse exchange rate movement, if material.
- Non-compliance of any regulatory, statutory or listing requirements and shareholders service such as non-payment of dividend, delay in share transfer, etc.
- Working of the subsidiary companies.
- Risk Management Policies of your Company.

The Board meets at least once in a quarter to review the quarterly financial results and operations of your Company. Apart from the above, additional Board Meetings are convened by giving appropriate notice to address the specific needs of the Company.

During the year under review, the Board met 5 times. The details of Board Meetings held during FY 2008-09 are as under:

Sr. No.	Date of Board Meeting	City	No. of Directors Present
1.	29.04.2008	Mumbai	8
2.	10.06.2008	Mumbai	7
3.	25.07.2008	Mumbai	8
4.	23.10.2008	Mumbai	10
5.	31.01.2009	Mumbai	7

The details of the Directors with regard to the outside Directorships and Committee positions as well as attendance at the Company's Board Meetings/Annual General Meeting (AGM) are as follows:

Name of Director	No. of Outside Directorships Held[1]		Outside Committee Positions Held[2]		No. of Board Meetings		Attended Last AGM $
	Public	Private	Member	Chairman	Held	Attended	
Mr. Kumar Mangalam Birla	9	13	-	-	5	5	No
Mrs. Rajashree Birla	6	12	-	-	5	4	No
Mr. M.L. Apte	8	1	5	-	5	5	No
Mr. B.V. Bhargava	10	-	5	4	5	4	Yes
Mr. R.C. Bhargava	8	1	4	4	5	5	Yes
Mr. A.K. Dasgupta*	3	-	-	-	2	1	N.A.
Mr. Cyril Shroff	1	-	-	-	5	2	No
Mr. S.G. Subrahmanyan	2	-	1	-	5	5	No
Mr. Shailendra K. Jain	4	1	-	-	5	4	Yes
Mr. D.D. Rathi@	1	1	1	-	5	5	Yes

* *Appointed as an Additional Director w.e.f. 23rd October, 2008.*

@ *Whole-Time Director upto 31st May, 2009. Appointed as an Additional Director (Non-Executive Director) with effect from 1st June, 2009.*

$ *AGM held on 2nd August, 2008 at the Registered Office of the Company at Nagda, Madhya Pradesh.*

Notes:

1. *Excluding Directorship in foreign companies and companies under Section 25 of the Companies Act, 1956.*
2. *Only two Committees of the Board, viz., the Audit Committee and the Shareholders'/Investors' Grievance Committee are considered.*

(D) Code of Conduct

The Board of Directors play an important role in ensuring good governance and have laid down the Code of Conduct ("the Code") applicable to all Board Members and Senior Management of the Company. The Code is also posted on the website of the Company.

Declaration

As provided under Clause 49 of the Listing Agreement with the Stock Exchanges, we confirm that the Board Members and Senior Management of the Company have confirmed compliance with the Code for the year ended 31st March, 2009.

For Grasim Industries Limited

D.D. Rathi @	Shailendra K. Jain
Whole-Time Director	Whole-Time Director

@ *Whole-Time Director upto 31st May, 2009. Appointed as an Additional Director (Non-Executive Director) with effect from 1st June, 2009.*

II. AUDIT COMMITTEE

(A) Composition of Audit Committee

Your Company has an Audit Committee at the Board level, with the powers and the role that are in accordance with the Clause 49 II (C) and (D) of the Listing Agreement, which acts as a link between the management, the statutory and internal auditors and the Board of Directors and oversees the financial reporting process.

The composition of the Audit Committee is as follows:

1. Mr. B.V. Bhargava, Chairman
2. Mr. R.C. Bhargava, Member
3. Mr. M.L. Apte, Member

All the members of the Audit Committee are Independent Directors.

Mr. D.D. Rathi, Whole-Time Director & CFO was a permanent invitee to the Audit Committee Meetings.

The statutory as well as internal auditors of the Company are also invited to the Audit Committee Meetings.

Mr. Ashok Malu, Company Secretary, acts as the Secretary of the Audit Committee.

The Chairman of the Audit Committee was present at the Annual General Meeting of the Company held on 2nd August, 2008.

(B) Meetings of Audit Committee

During the year under review, the Audit Committee met 6 times to deliberate on various matters and the details of the composition, attendance by the Committee members and sitting fees paid to them are as follows:

Name of Audit Committee Member	No. of Meeting(s)		Sitting Fees Paid#
	Held	Attended	(Rs.)
Mr. B.V. Bhargava	6	5	25,000
Mr. R.C. Bhargava	6	6	30,000
Mr. M.L. Apte	6	6	30,000

 # Sitting Fees paid @ Rs. 5,000/- per meeting of the Committee.

(C) Powers of Audit Committee

The Audit Committee is endowed with the following powers:

1. To investigate any activity within its terms of reference.
2. To seek information from any employee.
3. To obtain outside legal or other professional advice.
4. To secure attendance of outsiders with relevant expertise, if it considers necessary.
5. To review the risk management and mitigation plans.

(D) Role of Audit Committee

The role of the Audit Committee includes the following:

1. Oversight of the Company's financial reporting process and the disclosure of its financial information to ensure that the financial statement is correct, sufficient and credible.
2. Recommending to the Board, the appointment, re-appointment and, if required, the replacement or removal of the statutory auditor and the fixation of audit fees.
3. Approval of payment to statutory auditors for any other services rendered by the statutory auditors.
4. Reviewing, with the management, the annual financial statements before submission to the Board for approval, with particular reference to:
   a. Matters required to be included in the Directors' Responsibility Statement to be included in the Board's report in terms of clause (2AA) of Section 217 of the Companies Act, 1956.
   b. Changes, if any, in accounting policies and practices and reasons for the same.

c. Major accounting entries involving estimates based on the exercise of judgement by management.
d. Significant adjustments made in the financial statements arising out of audit findings.
e. Compliance with listing and other legal requirements relating to financial statements.
f. Disclosure of any related party transactions.
g. Qualifications in the draft audit report, if any.

5. Reviewing, with the management, the quarterly financial statements before submission to the Board for approval.
6. Reviewing, with the management, performance of statutory and internal auditors, and adequacy of the internal control systems.
7. Reviewing the adequacy of internal audit function, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.
8. Discussion with internal auditors any significant findings and follow up thereon.
9. Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board.
10. Discussion with statutory auditors before the audit commences, about the nature and scope of audit as well as post-audit discussion to ascertain any area of concern.
11. To look into the reasons for substantial defaults, if any, in the payment to the depositors, debentureholders, shareholders (in case of non-payment of declared dividends) and creditors.
12. Carrying out any other function as is mentioned in the terms of reference of the Audit Committee, including reviewing the Risk Management and minimisation plans.

(E) Review of Information by Audit Committee

The Audit Committee reviews the following information:

1. Management discussion and analysis of financial condition and results of operations;
2. Statement of significant related-party transactions (as defined by the Audit Committee), submitted by the management;
3. Management letters/letters of internal control weaknesses issued by the statutory auditors;
4. Internal audit reports relating to internal control weaknesses;
5. The appointment, removal and terms of remuneration of the internal auditor(s); and
6. Risk assessment and minimisation procedures.

III. SUBSIDIARY COMPANIES

Your Company does not have any material non-listed Indian Subsidiary Company. The Audit Committee reviews the financial statements and, in particular, the investments made by the unlisted subsidiary companies. The minutes of the Board meetings as well as statements of all significant transactions of the unlisted subsidiary companies are placed before the Board of Directors of the Company for their review.

IV. DISCLOSURES

(A) Basis of Related Party Transactions:

Your Company places all the relevant details before the Audit Committee periodically.

A comprehensive list of related party transactions as required by the Accounting Standard (AS) 18 issued by the Institute of Chartered Accountants of India, forms part of the Note No. 21 of Part B of

Schedule 21 to the Accounts in the Annual Report. These transactions are not likely to have any conflict with the interests of the Company at large.

(B) Disclosure of Accounting Treatment

Your Company has followed all relevant Accounting Standards while preparing the Financial Statements.

(C) Risk Management

Your Company has a comprehensive risk management policy. Your Company has laid down procedures to inform the Board members about the risk assessment and minimisation procedures. These procedures have been periodically reviewed to ensure that the executive management controls the risks through properly defined framework.

The Audit Committee, which has been designated by the Board for the purpose, reviewed the adequacy of the risk management framework of the Company, the key risks associated with the businesses of the Company and the measures and steps in place to minimise the same and thereafter the details were presented to and discussed at the Board Meeting. The risk management issues are discussed in the Management Discussion & Analysis.

(D) Proceeds from Public Issues, Right Issues, Preferential Issues, etc.

During the year under review, the Company has not raised any proceeds from public issue, right issue or preferential issue.

(E) Remuneration of Directors

All decisions relating to the remuneration of the Directors are taken by the Board of Directors of the Company in accordance with the Shareholders' approval, wherever necessary. Independent/ Non-Executive Directors were paid sitting fees of Rs.5,000 per meeting as remuneration. In the AGM held on 25th August, 2006, the shareholders had approved payment of commission not exceeding 1% per annum of the net profits of the Company to the Non-Executive Directors. Each year the Board fixes the amount to be paid as commission. For FY 2008-09, the Board has approved the payment of Rs.12.50 Crores as commission to the Non-Executive Directors. The amount of commission payable is determined after assigning weightage to attendance, type and significance of the meetings to the overall functioning of the Company.

Details of remuneration paid/to be paid to the Directors for the year under review is as under:

a. Non-Executive/Independent Directors:

Name of Director	Relationship with other Directors, if any	Commission (Rs.)	Sitting Fees# (Rs.)
Mr. Kumar Mangalam Birla	Son of Mrs. Rajashree Birla	11,25,00,000	25,000
Mrs. Rajashree Birla	Mother of Mr. Kumar Mangalam Birla	48,00,000	20,000
Mr. M.L. Apte	-	14,50,000	25,000
Mr. B.V. Bhargava	-	18,50,000	20,000
Mr. R.C. Bhargava	-	19,25,000	25,000
Mr. A.K. Dasgupta*	-	1,00,000£	5,000
Mr. Cyril Shroff	-	7,00,000	10,000
Mr. S.G. Subrahmanyan	-	16,75,000	25,000

* *Appointed as an Additional Director w.e.f. 23rd October, 2008.*

£ *Payable to LIC.*

\# *Sitting Fees paid @ Rs.5,000 per meeting of the Board or any Committee of the Board.*

Details of sitting fees paid for meetings of the Committees of the Board are given at the respective places in this report.

b. Whole-Time Directors:

Whole-Time Director	Relation-ship with other Directors, if any	Business relationship with the Company	Remuneration paid during 2008-09			
			All elements of remuneration package, i.e., salary, benefits, bonus, pension, etc., paid during the year	Performance - linked incentives, along with performance criteria	Service Contracts, notice period, severance fee	Stock option details, if any
Mr. Shailendra K. Jain	-	Whole-Time Director	Rs. 319.98 lacs	Refer Note (a)	Refer Note (b)	Refer Note (c)
Mr. D.D. Rathi @	-	Whole-Time Director & CFO	Rs. 187.97 lacs	Refer Note (a)	Refer Note (b)	Refer Note (c)

@ *Ceased to be Whole-Time Director w.e.f. 1st June, 2009, and appointed as an Additional Director (Non-Executive Director) with effect from the same date.*

Notes:

a) The Board has approved payment of performance-linked variable pay for FY 2008-09 as under to the Whole-Time Directors on achieving of the targets:

   i) Mr. Shailendra K. Jain was paid a sum of Rs.101.85 lacs.

   ii) Mr. D.D. Rathi was paid a sum of Rs. 48 lacs.

b) The appointment is subject to termination by three months notice in writing on either side.

c) Details of stock options granted to the Whole-Time Directors during the year is set out in Annexure to the Directors' Report.

No significant/material transactions have been made with the Non-Executive Directors vis-à-vis the Company.

All Non-Executive Directors have disclosed their shareholding in the Company. Details of shareholding of Non-Executive and/or Independent Directors are as follows:

Name of Director	No. of Equity Shares held as on 31st March, 2009
Mr. Kumar Mangalam Birla	23,915
Mrs. Rajashree Birla	72,280
Mr. M.L. Apte	130
Mr. B.V. Bhargava	333
Mr. R.C. Bhargava	227
Mr. A.K. Dasgupta* (LIC Nominee)	100
Mr. Cyril Shroff	137
Mr. S.G. Subrahmanyan	100

* *Appointed as an Additional Director w.e.f. 23rd October, 2008.*

(F) Management

i) The Management Discussion and Analysis Report forms part of the Annual Report and is in accordance with the requirements laid out in Clause 49 of the Listing Agreement.

ii) No material transaction has been entered into by the Company with the Promoters, Directors or the Management, their subsidiaries or relatives, etc., that may have a potential conflict with interests of the Company.

(G) Shareholders

i) The Company has provided the details of the Directors seeking reappointment at the end of this Report.

ii) The Company makes presentation to Institutional Investors and Equity Analysts on half yearly basis and also circulates presentations on the Company's performance on a quarterly basis. Copies of the Press Release and Quarterly Presentations are hosted on website simultaneously and are available on the website of the Company (www.grasim.com) and the Group's website (www.adityabirla.com).

iii) Shareholders' Grievance Committee

The Company has a "Shareholders' Grievance/Allotment and Transfer Committee" at the Board level to look into various issues relating to shareholders/investors including transfer and transmission of shares as well as non-receipt of dividend, Annual Report, shares after transfers and delays in transfer of shares. In addition, the Committee looks into other issues including status of dematerialisation/rematerialisation of shares and debentures as well as systems and procedures followed to track investor complaints and suggest measures for improvement from time to time.

The Committee comprises of the following Directors, viz., Mr. Cyril Shroff, Chairman, Mr. S.G. Subrahmanyan and Mr. D.D. Rathi, as Members.

During the year under review, the Committee met once to deliberate on various matters referred above. Details of attendance by Directors at the Committee meeting and sitting fees paid to them are as follows:

Name of Committee Member	No. of Meeting		Sitting Fees Paid# (Rs.)
	Held	Attended	
Mr. Cyril Shroff, Chairman	1	1	5,000
Mr. S.G. Subrahmanyan	1	1	5,000
Mr. D.D. Rathi	1	1	—

 # Sitting Fees paid @ Rs. 5,000 per meeting of the Committee.

Mr. Ashok Malu, Company Secretary, acts as Secretary to the Committee.

iv) ESOS Compensation Committee

ESOS Compensation Committee comprises of the following Directors, viz., Mr. Kumar Mangalam Birla, Mr. M.L. Apte and Mr. Cyril Shroff. The Committee was formed to implement, administer and supervise the Employees Stock Option Scheme – 2006 (the Scheme). The Committee has granted 2,08,144 Options to the eligible management cadre employees of the Company, subject to the provisions of the Scheme and other applicable statutory provisions, out of which during the year 53,570 Options have vested to the eligible employees.

v) The Company's shares are compulsorily traded and delivered in the dematerialised form in all Stock Exchanges. To expedite the transfer in the physical segment, necessary authority has been delegated by your Board to the Officers and Directors of the Company, who are authorised to approve the share transfers/transmissions. Details of share transfers/transmission approved by the Officers and Directors are placed before the Committee/Board.

Name and Designation of Compliance Officer: Mr. Ashok Malu, Company Secretary.

vi) Details of shareholders' complaints received, number of shares transferred during the year, time taken for effecting these transfers are furnished in the "Shareholder Information" section of this Annual Report.

vii) Compliances by the Company

No strictures/penalties have been imposed on the Company by the Stock Exchanges or the Securities and Exchange Board of India (SEBI) or any statutory authority on any matters related to capital markets, during the last 3 years.

V. CEO/CFO CERTIFICATION

Mr. Shailendra K. Jain, Whole-Time Director and Mr. D.D. Rathi, Whole-Time Director & CFO of the Company have certified to the Board that:

(a) They have reviewed financial statements and the cash flow statement for the year and that to the best of their knowledge and belief:

  i) these statements do not contain any materially untrue statement or omit any material fact or contain statements that might be misleading; and

  ii) these statements together present a true and fair view of the Company's affairs and are in compliance with existing accounting standards, applicable laws and regulations.

(b) There are, to the best of their knowledge and belief, no transactions entered into by the Company during the year which are fraudulent, illegal or violative of the Company's code of conduct.

(c) They accept responsibility for establishing and maintaining internal controls for financial reporting and that they have evaluated the effectiveness of the internal control systems of the Company pertaining to financial reporting and they have disclosed to the auditors and the Audit Committee, deficiencies in the design or operation of internal controls, if any, of which they are aware and the steps they have taken or propose to take to rectify these deficiencies.

(d) They have indicated to the auditors and the Audit Committee:

  i) significant changes in internal control over financial reporting during the year;

  ii) significant changes in accounting policies during the year and that the same have been disclosed in the notes to the financial statements; and

  iii) instances of significant fraud of which they have become aware and the involvement therein, if any, of the management or an employee having a significant role in the Company's internal control system over financial reporting.

VI. REPORT ON CORPORATE GOVERNANCE

This Corporate Governance Report forms part of the Annual Report. The Company is fully compliant with the provisions of Clause 49 of the Listing Agreement of the Stock Exchanges in India.

VII. COMPLIANCE

i) Certificate from the Statutory Auditors confirming compliance with the conditions of Corporate Governance as stipulated in Clause 49 of the Listing Agreement of the Stock Exchanges in India is annexed to the Directors' Report and forms part of the Annual Report.

ii) Status of compliance of non-mandatory requirement

a) The Company maintains a separate office for the Non-Executive Chairman. All necessary infrastructure and assistance are made available to enable him to discharge his responsibilities.

b) The Company does not have a Remuneration Committee. The remuneration of the Directors is decided and approved by the Board of Directors.

c) "Half Yearly Performance Update" consisting of financial and operational performance for the Half Year ending on 30th September is being sent to the shareholders since 2000-01 and this practice has continued this year as well.

VIII. GENERAL BODY MEETINGS

Details of Annual General Meetings

Location and time, where last 3 Annual General Meetings (AGMs) were held:

Year	Location	Date	Time
2005-06	Registered Office, Birlagram, Nagda (M.P.)	25.08.2006	11.30 a.m.
2006-07	- do -	07.07.2007	11.30 a.m.
2007-08	- do -	02.08.2008	12.30 p.m.

Whether special resolutions passed in the previous 3 AGM?

Yes. All the resolutions, including the special resolution(s) set out in the respective Notices were passed by the Shareholders.

Postal Ballot

Whether any special resolution passed last year through postal ballot?

No.

IX. MEANS OF COMMUNICATION

- Quarterly results:

Which newspapers normally published in	: Newspaper	Cities of Publication
	Business Standard	All Editions
	Economic Times	Mumbai
	Financial Express	Mumbai
	Nai Duniya/Dainik Bhaskar	Indore
Any website, where displayed	: www.grasim.com ; www.adityabirla.com	

- Whether the Company Website displays : Yes

All official news releases
Presentation made to Institutional Investors/Analysts : Yes

General Shareholder Information : There is a separate section for this information and the same forms part of Annual Report

Details of the Directors seeking appointment/re-appointment in the ensuing Annual General Meeting

Name of Director	**Mr. R.C. Bhargava**	**Mrs. Rajashree Birla**	**Mr. Cyril Shroff**	**Mr. A.K. Dasgupta**	**Mr. D.D. Rathi**
Date of Birth	30.07.1934	15.09.1945	07.11.1959	01.02.1952	11.01.1947
Date of Appointment	25.07.2000	14.03.1996	25.07.2000	23.10.2008	01.06.2009
Expertise in specific functional areas	General Management	Industrialist	Solicitor	Managing Director of Life Insurance Corporation of India	Finance
Qualification	M.Sc. (Maths.), M.A. (Dev. Economics)	B.A.	Solicitor	B.Sc.(Hons.), PGDPM	B.Com., FCA
No. of Equity Shares held	227	72,280	137	100	-
List of outside Company Directorships held	1. Dabur India Ltd. 2. Idea Cellular Ltd. 3. Infrastructure Leasing and Finance Services Ltd. 4. Maruti Suzuki India Ltd. 5. Optimus Global Services Ltd. 6. Polaris Software Lab. Ltd. 7. Thomson Press Ltd. 8. UltraTech Cement Ltd.	1. Aditya Birla Health Services Ltd. 2. Aditya Birla Nuvo Ltd. 3. Essel Mining & Industries Ltd. 4. Hindalco Industries Ltd. 5. Idea Cellular Ltd. 6. UltraTech Cement Ltd.	1. Kotak Mahindra Bank Ltd.	1. Mahindra & Mahindra Ltd. 2. ABB Ltd. 3. LIC Pension Fund Ltd.	1. UltraTech Cement Ltd.
Chairman/Member of the Committees of the Board of Directors of the Company	1. Audit Committee-Member	—	1. Shareholders' Grievance/ Allotment & Transfer Committee-Chairman		1. Shareholders' Transfer Grievance/Allotment & Committee-Member
Chairman/Member of the Committees of Directors of other Companies in which he is a Director **a) Audit Committee**	1. Dabur India Limited-Member 2. Infrastructure Leasing and Finance Services Ltd.-Chairman 3. Optimus Global Services Ltd.-Chairman 4. Polaris Software Lab. Ltd.-Member 5. Thomson Press Ltd.-Chairman 6. UltraTech Cement Ltd.-Chairman	—			-
b) Shareholders'/Investors' Grievance Committee/Share Transfer Committee	1. Maruti Suzuki India Ltd.-Member 2. UltraTech Cement Ltd.-Member	—			1. UltraTech Cement Ltd. Member

Note: Pursuant to Clause 49 of the Listing Agreement, only two committees, viz., Audit Committee and Shareholders' Grievance Committee have been considered.

SHAREHOLDER INFORMATION

1. Annual General Meeting
   - Date and Time : 8th August, 2009 at 12.30 P.M.
   - Venue : Grasim Staff Club, Registered Office, Birlagram-456 331 Nagda, Madhya Pradesh, India
2. Financial Calendar
   - Financial reporting for the quarter ending June 30, 2009 : End of July 2009
   - Financial reporting for the quarter/half year ending September 30, 2009 : End of October 2009
   - Financial reporting for the quarter ending December 31, 2009 : End of January 2010
   - Financial reporting for the year ending March 31, 2010 : End of April 2010
   - Annual General Meeting for the year ending March 31, 2010 : End of July/August 2010
3. Dates of Book Closure : 28th July, 2009 to 8th August, 2009 (Both days inclusive)
4. Dividend Payment Date : 3rd or 4th week of August, 2009
5. Registered Office & Share Department : Birlagram – 456 331, Nagda, Madhya Pradesh, India
   Tel: (07366) 246760-246766, 256556
   Fax: (07366) 244114 / 246024
   E-Mail ID for Share Deptt.: shares@adityabirla.com
   E-Mail ID for Investor Complaints: grasimshares@adityabirla.com
   Website: www.grasim.com / www.adityabirla.com

6 (a) Listing Details:

Equity Shares	**Global Depository Receipts (GDRs)**	**Non-Convertible Debentures**
1. Bombay Stock Exchange Limited Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai – 400 023	Societe de la Bourse de Luxembourg, Societe Anonyme R.C.B 6222, B P 165 L- 2011, Luxembourg	National Stock Exchange of India Limited "Exchange Plaza", Bandra-Kurla Complex, Bandra (East), Mumbai – 400 051
2. National Stock Exchange of India Limited "Exchange Plaza", Bandra-Kurla Complex, Bandra (East), Mumbai – 400 051		Name and Address of Debenture Trustees: State Bank of India Securities & Services Division, Mumbai Main Branch, Mumbai Samachar Marg, Mumbai – 400 023

Note: Listing fees for the year 2009-10 has been paid to the Bombay Stock Exchange Ltd. and the National Stock Exchange of India Ltd. Listing fees for the GDRs has been paid to Societe de la Bourse de Luxembourg for the calendar year 2009.

6 (b) Overseas Depository for GDRs : Citibank N.A
Depository Receipts
388, Greenwich Street,
NEW YORK, NY – 10013.
USA Phone: 212/657-8782
Fax: 212/825-5398

6 (c) Domestic Custodian of GDRs : Citibank N.A.
Custody Services,
Ramnord House,
77, Dr. Annie Besant Road,
Worli, Mumbai – 400 025
Tel.: 91-22-24975301;
Fax: 91-22-24937620

7. Stock Code :

	Reuters	**Bloomberg**
Bombay Stock Exchange (500300)	GRAS.BO	GRASIM IN
National Stock Exchange (GRASIM)	GRAS.NS	NGRASIM IN
Luxembourg Stock Exchange (GDRs)	GRAS.LU	GRAS LX

8. Stock Price Data:

	Bombay Stock Exchange				**National Stock Exchange**				**Luxembourg Stock Exchange**		
	High	**Low (in Rs.)**	**Close**	**Avg. Vol. (in Nos.)**	**High**	**Low (in Rs.)**	**Close**	**Avg. Vol. (in Nos.)**	**High**	**Low (in US$)**	**Close**
Apr-08	2,734.0	2,395.3	2,402.7	25,237	2,725.2	2,350.0	2,404.9	99,378	67.0	60.2	60.2
May-08	2,456.9	2,186.6	2,220.3	38,154	2,459.0	2,020.0	2,221.8	117,306	59.0	51.6	52.7
Jun-08	2,285.0	1,815.0	1,846.4	29,962	2,280.0	1,827.0	1,850.0	107,824	52.8	43.6	43.6
Jul-08	1,950.0	1,625.0	1,800.4	23,153	1,980.0	1,625.0	1,807.2	90,063	43.6	38.7	43.4
Aug-08	2,124.0	1,770.0	1,937.4	20,372	2,129.0	1,771.0	1,938.1	75,403	49.3	42.1	44.1
Sep-08	2,075.0	1,550.0	1,687.6	17,966	2,074.0	1,562.0	1,687.8	100,170	46.2	36.6	36.8
Oct-08	1,784.9	831.0	1,026.3	32,179	1,792.3	824.0	1,025.8	146,567	38.2	18.7	20.8
Nov-08	1,165.5	876.5	889.3	35,041	1,175.0	872.3	886.2	112,150	23.3	17.0	18.0
Dec-08	1,278.0	872.0	1,217.9	66,402	1,285.8	875.0	1,219.8	233,134	26.8	17.9	25.2
Jan-09	1,388.0	1,121.5	1,197.3	43,037	1,389.4	1,111.1	1,195.8	261,201	27.8	21.5	24.6
Feb-09	1,478.0	1,164.9	1,371.5	62,204	1,494.7	1,162.0	1,373.1	295,428	29.3	24.3	27.3
Mar-09	1,640.0	1,305.0	1,576.8	67,592	1,637.7	1,299.0	1,582.1	247,624	31.7	25.9	30.5

9. Stock Performance:



Stock Performance
120
100
80
60
40
20
0
Apr-08 May-08 Jun-08 Jul-08 Aug-08 Sep-08 Oct-08 Nov-08 Dec-08 Jan-09 Feb-09 Mar-09
Grasim
Sensex

10. Stock Performance and Returns:

Absolute Returns (In %)

(In Percentage)	1 Year	3 Years	5 Years
GRASIM	**(52.80)**	**(32.21)**	**23.71**
BSE Sensex	(37.94)	(13.93)	73.66
NSE Nifty	(36.19)	(11.22)	70.49

Annualised Returns (In %)

(In Percentage)	1 Year	3 Years	5 Years
GRASIM	**(55.60)**	**(11.67)**	**3.08**
BSE Sensex	(37.94)	(4.88)	11.67
NSE Nifty	(36.19)	(3.89)	11.26

11. Registrar and Transfer Agents (For share transfers and other communication relating to share certificates, dividend and change of address) : In-house Share Transfer
Registered with SEBI as Category II - Share Transfer Agent vide Registration No. INR 000003688

Share Department
Grasim Industries Limited
Birlagram – 456 331, Nagda,
Madhya Pradesh
Tel: (07366) 246760-246766, 256556
Fax: (07366) 244114/246024
E-Mail ID for Share Deptt.: shares@adityabirla.com
E-Mail ID for Investor Complaints: grasimshares@adityabirla.com

12. Share Transfer System:

Share transfers in physical form are normally registered and returned within a period of 15 days from the date of receipt, if the documents are clear in all respects. Officers of the Company have been authorised to approve transfers upto 1000 shares in physical form under one transfer deed. One Director, jointly with two Officers, has been authorised to approve the transfers exceeding 1,000 shares under one transfer deed.

Transfer Period (in days)	**2008-09**			**2007-08**		
	No. of Transfers	**No. of Shares**	**%**	**No. of Transfers**	**No. of Shares**	**%**
1 – 15	1,521	80,336	70.2	2,454	106,572	60.6
16 – 20	48	10,247	8.9	67	6,532	3.7
21 – 30	625	23,893	20.9	1,142	62,775	35.7
Total	**2,194**	**114,476**	**100.0**	**3,663**	**175,879**	**100.0**

13. Investor Services:

Complaints received during the year

Nature of Complaints	**2008-09**		**2007-08**	
	Received	**Cleared**	**Received**	**Cleared**
Relating to Transfer, Transmission, Dividend, Interest, Demat & Remat and Change of Address, etc.	15	15	24	24

14. Distribution of Shareholding as on 31st March:

No. of Equity Shares Held	**2009**				**2008**			
	No. of Share-holders	**% of Share-holders**	**No. of Shares Held**	**% Share-holding**	**No. of Share-holders**	**% of Share-holders**	**No. of Shares Held**	**% Share-holding**
1-100	147,360	87.3	4,089,791	4.5	140,428	86.5	4,025,411	4.4
101-200	11,129	6.6	1,606,595	1.8	11,324	7.0	1,635,161	1.7
201-500	6,872	4.1	2,142,908	2.3	7,052	4.3	2,195,708	2.4
501-1000	1,889	1.1	1,317,540	1.4	1,957	1.2	1,366,466	1.5
1001-5000	1,066	0.6	2,059,736	2.2	1,122	0.7	2,185,100	2.4
5001-10000	126	0.1	920,078	1.0	122	0.1	876,749	1.0
10001 & above	359	0.2	79,537,886	86.8	406	0.2	79,389,633	86.6
Total	168,801	100.0	91,674,534	100.0	162,411	100.0	91,674,228	100.0

15. Categories of Shareholding as on 31st March:

Category	2009				2008			
	No. of Share-holders	**% of Share-holders**	**No. of Shares Held**	**% Share-holding**	**No. of Share-holders**	**% of Share-holders**	**No. of Shares Held**	**% Share-holding**
Promoters and Promoter Group	23	0.0	23,089,160	25.2	23	0.0	23,089,160	25.2
Mutual Funds and UTI	152	0.1	4,430,790	4.8	190	0.1	7,992,922	8.7
FIs and Banks	213	0.1	14,726,732	16.1	207	0.1	10,760,961	11.7
FIIs	323	0.2	21,230,490	23.2	314	0.2	20,380,173	22.2
GDRs	1	0.0	9,825,787	10.7	1	0.0	10,618,934	11.6
Corporate	1,754	1.0	3,820,712	4.2	1,772	1.1	4,090,507	4.5
NRIs/OCBs	5,173	3.1	3,430,500	3.7	4,927	3.0	3,443,267	3.8
Indian Public	161,162	95.5	11,120,363	12.1	154,977	95.4	11,298,304	12.3
Total	168,801	100.0	91,674,534	100.0	162,411	100.0	91,674,228	100.0

16. Dematerialisation of Shares and Liquidity : 88.03% of outstanding Equity (including 10.72% of capital in the form of Global Depository Receipts) has been dematerialised as on 31st March, 2009. Equity Shares of the Company are available for dematerialisation through both the depositories, viz., National Securities Depository Ltd. (NSDL) and Central Depository Services (India) Ltd. (CDSL).

ISIN for Grasim's Equity Shares - INE047A01013

ISIN for Grasim's GDR - US3887061030 CUSIP No. 388706103

17. Details on use of public funds obtained in the last three years : Not Applicable

18. Outstanding GDRs/Warrants and Convertible Bonds : 9,825,787 GDRs (Previous Year 10,618,934) are outstanding as on 31st March, 2009. Each GDR represents one underlying equity share. There are no warrants/convertible bonds outstanding as at the year end.

19. Plant Locations:

Fibre & Pulp Plants

Staple Fibre Division
Birlagram 456 331, Nagda
Madhya Pradesh
Tel : (07366) 246760-246766
Fax : (07366) 244114/246024

Harihar Polyfibres & Grasilene Division
Harihar, Dist. Haveri
Kumarapatnam 581 123
Karnataka
Tel : (08373) 242171-75
Fax : (08373) 242875
(08192) 247555

Birla Cellulosic
Birladham, Kharach
Kosamba 394 120
Dist. Bharuch (Gujarat)
Tel : (02646) 270001-5
Fax : (02646) 270010, 270310

Chemical Division
Birlagram 456 331, Nagda
Madhya Pradesh
Tel: (07366) 246760-246766
Fax: (07366) 246176 / 245845 / 246097

Cement Plants

Aditya Cement
Adityapuram
Sawa – Shambhupura Road
Dist. Chittorgarh
Rajasthan 312 613
Tel : (01472) 2220192-197
Fax : (01472) 2220289

Grasim Cement
Grasim Vihar, Village P.O.
Rawan Tehsil: Sigma
Dist. Raipur (C.G.)
Tel : (07726) 288217-20
Fax : (07726) 288215, 288209

Grasim Cement – Kotputli
V & P.O. Mohanpura
Tehsil: Kotputli
Dist. Jaipur, Rajasthan 303 108
Tel: (01421) 215719
Fax: (01421) 288665

Grasim Cement Division – South
Reddipalayam P.O.
Dist. Ariyalur 621 704, T.N.
Tel : (04329) 249240
Fax : (04329) 249253

Rajashree Cement
Aditya Nagar, Malkhed Road
Gulbarga 585 292, Karnataka
Tel : (08441) 288888
Fax : (08441) 288624 / 288365

Vikram Cement
Dist. Neemuch, Khor 458 470 (M.P.)
Tel : (07420) 230830, 235557
Fax : (07420) 235524

Birla White
Rajashree Nagar, P.O. Kharia Khangar
Tehsil: Bhopalgarh
Dist. Jodhpur 342 606 (Rajasthan)
Tel : (02920) 264040–47
Fax : (02920) 264244 / 264222

Other Plant

Vikram Woollens
GH I to IV, Ghironghi
Malanpur
Dist. Bhind (M.P.) 477 117
Tel : (07539) 283602, 283603
Fax : (07539) 283339
Fax : (01664) 242575, 243717

20. Investor Correspondence:

Share Department

Grasim Industries Limited
Registered Office: Birlagram – 456 331, Nagda (M.P.)
Tel: (07366) 246760-246766, 256556
Fax: (07366) 244114/246024
E-Mail ID for Share Deptt.: shares@adityabirla.com
E-Mail ID for Investor Complaints: grasimshares@adityabirla.com

21. Per Share Data:

	2008-09	2007-08	2006-07	2005-06	2004-05
Net Earning (Rs. Crs.) @	1648.0	2001.9	1498.7	859.1	943.4
Cash Earning (Rs. Crs.) @	2362.4	2364.8	1814.8	1123.7	1194.9
EPS (Rs) @	179.7	218.3	163.5	93.7	102.9
EPS Growth (%)	(17.7)	33.5	74.5	(8.9)	21.1
CEPS (Rs.) @	257.7	257.9	197.9	122.6	130.3
Dividend Per Share (Rs.)	30.0	30.0	27.5	20.0	16.0
Dividend Payout (%)	19.2	15.8	19.2	24.3	17.8
Book Value Per Share (Rs.)	1033.3	887.5	679.0	542.9	471.6
Price to Earning*	8.8	11.8	12.8	22.0	11.8
Price to Cash Earnings*	6.1	10.0	10.6	16.8	9.3
Price to Book Value*	1.5	2.9	3.1	3.8	2.6

** Based on Stock Price as on 31st March.*

@ Before exceptional/extra ordinary items.

22. OTHER USEFUL INFORMATION FOR SHAREHOLDERS

Unpaid/Unclaimed Dividends

1. In terms of Section 205A of the Companies Act, 1956, unclaimed equity dividend for the financial year(s) upto 1994-95 has been transferred to the General Revenue Account of the Central Government. Shareholders who have so far not claimed their dividend for the said financial year(s), may claim the same from the Registrar of Companies – Madhya Pradesh, Sanjay Complex, 3rd Floor, 'A' Block, Jayendraganj, Gwalior 474009 (M.P.) by submitting an application in the prescribed form.

2. Pursuant to Sections 205A & 205C of the Companies Act, 1956, unclaimed equity dividend for the financial years 1995-96 to 2000-2001 has been transferred by the Company to the Investor Education and Protection Fund (IEPF) constituted by the Central Government. No claim by the Shareholders shall lie against IEPF in respect of the said unclaimed amount.

3. Shareholders are advised that dividends for the financial year 2001-2002 onwards, which remains unpaid/unclaimed over a period of 7 years, is to be statutorily transferred by the Company to IEPF. Shareholders who have not claimed the dividend for this period are requested to lodge their claim with the Company, as once unclaimed dividend is transferred to IEPF, no claim by the Shareholders shall lie in respect thereof against IEPF or the Company.

4. Shareholders who have not yet encashed their dividend warrants for the years 2001-2002 to 2007-08 may approach the Share Department of the Company for revalidation/issue of duplicate dividend warrants quoting reference of their Ledger Folio numbers. Unclaimed dividend for the year 2001-2002 is due for transfer to IEPF by the end of August 2009.

ECS Facility

The Company is providing facility of *"Electronic Clearing Service"* (ECS) for payment of dividend to shareholders residing in selected cities. Shareholders holding shares in physical form are requested to provide details of their bank account for availing ECS facility in the form attached to the Notice of the Annual General Meeting.

However, if the shares are held in dematerialised form, the ECS mandate has to be communicated to the respective Depository Participant (DP). Changes, if any, in the details furnished earlier may also be communicated to the Company or DP, as the case may be.

Share Transfer/Dematerialisation

1. Share transfer requests are normally acted upon within 15 days from the date of their receipt at the Share Department. In case no response is received from the Company within 30 days of lodgement of transfer request, the lodger should immediately write to the Share Department of the Company with full details so that necessary action could be taken to safeguard interest of the concerned against any possible loss/interception during postal transit.

2. Dematerialisation requests duly completed in all respects are normally processed within 7 days from the date of receipt at the Share Department of the Company.

3. Equity Shares of the Company are under compulsory demat trading by all investors with effect from 5th April, 1999. Considering the advantages of scrip less trading, shareholders are requested to consider dematerialisation of their shareholding, so as to avoid inconvenience in future.

Correspondence with the Company

Shareholders/Beneficial Owners are requested to quote their Folio No./DP & Client ID Nos., as the case may be, in all correspondence with the Company. All correspondence regarding shares and debentures of the Company should only be addressed to the Share Department of the Company at its Registered Office at Birlagram, Nagda - 456331 (M. P.) and not to the Corporate Finance Division or to any other office(s) of the Company. Shareholders can send such correspondence, which do not require signature verification for processing, through E-mail on "**shares@adityabirla.com**".

Shareholders can lodge their complaints on E-Mail ID: **grasimshares@adityabirla.com**

Non-Resident Shareholders

Non-Resident Shareholders are requested to immediately notify the following to the Company in respect of shares held in physical form and to their DPs in respect of shares held in dematerialized form: -

- Indian address for sending all communications, if not provided so far;
- Change in their residential status on return to India for permanent settlement;
- Particulars of the Bank Account maintained with a bank in India, if not furnished earlier;
- RBI Permission number with date to facilitate prompt credit of dividend in their Bank Accounts; and
- E-mail ID and Fax No.(s), if any.

General Information

1. In terms of the regulations of NSDL and CDSL, bank account details of beneficial owners of shares in demat form will be printed on the dividend warrants as furnished by the Depository Participant. The Company will not entertain requests for change of such bank details printed on their dividend warrants. In case of any changes in your bank details, please inform to your DP now/immediately.

2. Shareholders holding shares in physical form are requested to notify to the Company, change in their address/Pin Code number and bank account details promptly by written request under the signatures of sole/first joint holder.

   Beneficial Owners of shares in demat form are requested to send their instructions regarding change of name, change of address, bank details, nomination, power of attorney, change in e-mail address, etc., directly to their DP as the same are maintained by the DPs.

3. To prevent fraudulent encashment of dividend warrants, members are requested to provide their Bank Account Details (if not provided earlier) to the Company (if shares held in physical form) or to DP (if shares held in demat form), as the case may be, for printing of the same on their dividend warrants.

4. In case of loss/misplacement of shares, investors should immediately lodge a FIR/Complaint with the Police and inform to the Company along with original or certified copy of FIR/Acknowledged copy of Police complaint.

5. For expeditious transfer of shares, shareholders should fill in complete and correct particulars in the transfer deed. Wherever applicable, registration number of Power of Attorney should also be quoted in the transfer deed at the appropriate place.

   Further, please note that Securities and Exchange Board of India (SEBI), vide its Circular No. MRD/DoP/Cir-05/2009 dated 20th May, 2009, has made it mandatory for the transferee(s) to furnish the copy of the PAN Card to the Company for registration of physical transfer of shares.

   Investors, therefore, are requested to furnish the self-attested copy of PAN card, at the time of sending the physical share certificate(s) for transfer, to the Company.

6. Shareholders are requested to keep record of their specimen signature before lodgement of shares with the Company to obviate possibility of difference in signature at a later date.

7. Shareholders of the Company who have multiple accounts in identical name(s) or holding more than one Share Certificate in the same name under different Ledger Folio(s) are requested to apply for consolidation of such Folio(s) and send the relevant Share Certificates to the Company.

8. Section 109A of the Companies Act, 1956 extends nomination facility to individuals holding shares in physical form in companies. Shareholders, in particular, those holding shares in single name, may avail the above facility by furnishing the particulars of their nominations in the prescribed Nomination Form, which can be downloaded from the website of the Company or obtained from the Share Department of the Company by sending written request through any mode including e-mail on **"shares@adityabirla.com"**.

9. Members are requested to visit the Company's website '**www.grasim.com**' for –

   - information on investor services offered by the Company.
   - downloading of various forms/formats, viz., Nomination form, ECS Mandate form, formats of Affidavits and Indemnity Bonds, etc.

10. Shareholders are requested to provide their e-mail address and telephone nos. so as to enable the Company to serve them better.

"India lives in its villages" was what Mahatma Gandhi had said, early in the 20th century. Today, in the 62nd year of our Independence, 70% of our 1 billion plus people continue to live in over 6 lakh villages in the hinterland of our country.

Much progress has been made to ensure that villagers live a life of dignity. Much more needs to be done. In thousands of hamlets, poverty still stalks them.

We endeavour to mitigate it in our own small way. Under the aegis of the Aditya Birla Centre for Community Initiatives and Rural Development, our focus has been and continues to be largely in rural development.

Our Centre is led by Mrs. Rajashree Birla, your Director.

Here is a snapshot of your Company's work:

Health Care:

- Reached out to 2,75,010 villagers at the rural medical camps organised for general health check-ups and 15,476 villagers in the remotest areas through our rural mobile medical van services. Those afflicted with serious ailments were taken to the Company's hospitals for treatment.
- At the eye camps conducted by us, 8,296 villagers were examined, of these 1,908 underwent cataract surgeries and 997 people were provided with spectacles for better sight.
- At the medical camps conducted for the physically challenged, 112 people were provided with artificial limbs fitment. A special centre for physically challenged children has been started at Nagda.
- More than 30,000 truck drivers, helpers and migrant workers attended programmes organised on HIV/AIDS awareness. At some of the locations like Khor, Nagda, and Raipur, condoms were distributed free of cost as part of the programme.
- To bring back smiles on the faces of children and adults, we conducted cleft lip and cleft palate surgeries on 956 patients.
- 1,324 persons were provided with oral health care.
- A DOTS centre has been started at the Kotputli Plant to treat patients diagnosed with tuberculosis.
- More than 10,000 villagers benefited from the special camps organised to treat skin diseases, arthritis and other specific health problems.

Mother and Child Care:

- We immunized 98,523 children against polio and 39,479 children were immunized against other diseases including Hepatitis B.
- More than 25,000 women took advantage of the anti-natal, post-natal, mass immunization, nutrition and escort services for institutional delivery as part of the Reproductive and Child Health programmes.
- As a result of our intensive motivation drives towards responsible family raising 2,483 villagers opted for planned families.

Education:

- Over 550 students were enlisted this year at our Balwadis.
- To encourage the spirit of excellence, 400 children from the adopted rural schools were awarded scholarships.
- With a special focus on girl child education, several of our units are supporting Kasturba Gandhi Balika Vidyalayas (KGBV) – residential schools for girls. Of the 8 schools supported by us, one such school is located at our model village Udgi, where 100 girls from rural areas are getting quality education.
- Over 165 people were reached out to through our adult literacy classes.

- More than 4,075 children were supported by us in various Government schools in the form of educational aids such as school bags, books, stationery and utensils for mid-day meal support.
- At Kagina Industrial Training Centre, which we are running at Malkhed, uptil now 346 students have been trained in trades such as electrical, fitter, welder, electronic, mechanic and have been successfully placed. This centre is recognised by the Department of Employment & Training of the Government of Karnataka.
- Our talent search programme 'Pratibha Karanji' drew 574 children from different schools.
- To provide educational support, free coaching classes were conducted for standard IX and X students from economically weaker backgrounds at Nagda and Kharach.
- More than 15 education centres across Rawan and Kharia Khangar are running to provide bridge education to girls who had dropped out from the education stream, mid-way. So far, 215 girls have been successfully placed in KGBVs and other Government schools.

Sustainable Livelihood:

- To provide clean and easily controlled source of renewable energy, 115 bio-gas units have been set up in villages around Nagda.
- Immunized 20,753 animals in animal husbandry and other veterinary camps.
- To boost agricultural productivity and help farmers reap a rich harvest, various exposure trips and training programmes were conducted on issues such as high yielding variety seeds, organic farming, vermicompost, sprinkler technology, fodder management among others, benefiting thousands of farmers.
- At Nagda, exposure trips organised for farmers to our 'demonstration farm' enabled 84 farmers to conduct field trials of medicinal plants.
- We enlisted 106 farmers for farm-based income generation programmes.
- At Nagda and Kharach, 20 units of organic compost were set up.
- The dairy at Nagda provides marketing support to several milk collection centres in the villages.
- More than 50,000 saplings of fruit and shade trees were distributed across all the units to encourage tree plantation.

Self Help Groups and Income Generation:

- We formed 84 Self Helps Groups (SHGs) this year, empowering 1,030 rural women financially and socially. Today we have over 300 SHGs. Most of these groups have been linked with the economic schemes of NABARD and the District Industries Centre to encourage employment generation activities.
- Vocational training programmes in 33 different trades were conducted for 1,627 youngsters. Among these were two-wheeler repairing, domestic electric light fitting, electric motor rewinding, mobile cell repairing, refrigerator and air-condition repairing, computer training and beauty parlor courses.
- At the various tailoring centres running across all units, 738 women were trained. Ansuya Kendra at Kharach, started with an objective of making rural women, particularly those from BPL families, schedule tribes and schedule castes to be self reliant, is one such centre that has enabled empowerment of 1,160 women so far.

Infrastructure Development:

- Installation of Reverse Osmosis Plants and water tanks has had a dramatic impact on the health status of the villagers. More than 30,000 people now have access to safe drinking water.
- The 4 dams constructed at Nagda on the river Chambal have played a major role in limiting the adverse situation arising out of water scarcity. Almost 33% of the water stored in these reservoirs is used for irrigation, while over 43% is used by the community covering about a lakh of population.


WELCOME
नि:शुल्क हैपेटाइटिस 'बी' टीकाकरण कार्यक्रम

Making a difference - through our projects in healthcare, agriculture, education, sustainable livelihood and women empowerment.

- Under the Nirmal Gram Yojana, your Company facilitated the construction of 47 individual toilets in villages around Kharach.
- In partnership with the Jal Vikas Sansthan at Pataniya near Chittorgarh, 9 water injection points were built for rain water harvesting.
- At Kadarma village near Kharach, a community hall has been constructed to facilitate informative, cultural and other village functions.
- Your Company constructed as well as renovated school buildings, boundary walls, anganwadi centres, panchayat office, PHC centre, canals and cattle sheds at its Harihar, Kharach, Reddiyapalam and Hotgi Plants benefiting more than 80,000 people.
- Your Company at Chittorgarh was engaged in the construction of 8 kms of approach roads in seven villages adjacent to the Plant and mining area. We also converted 95 bighas of land from infertile to fertile by putting black cotton soil.
- At the Navjeevan Gaushala at Kharia Khangar, 3,500 cattle were vaccinated. The vermincompost pit constructed at the Gaushala produces 100 kg. manure every 5 days. The Gaushala also serves as a demonstration site for better breed cattle and farming practices.

Social Welfare:

- Under the mass marriage programme we reached out to 184 couples.
- We facilitated Government pension funds for old age, widows and the physically handicapped, and covered more than 800 beneficiaries. We also helped to implement other social security programmes.
- Food, shelter and medicines were provided to 362 people of nearby villages during the floods at Harihar.
- To sensitise the people of Nagda on the issues of Girl Child Education and the plight of Physically Challenged, a 'Goodwill Run' was organised. More than 2,000 people participated in the run and pledged their support.
- The Drug De-addiction campaign organised at Grasim Cement, Bhatinda, has reached out to 7,800 people so far, of which 190 addicts have been cured and successfully rehabilitated.
- At the Yoga classes organized for school children at Malked, 1,169 children participated.

Our Board of Directors, our Management and all of our employees subscribe to the philosophy of compassionate care and to the upliftment of our rural societies.

ENVIRONMENT REPORT

We, as a Group, are committed to sustainable development, to meeting the needs of the present without in any way jeopardizing the welfare of future generations. Our business strategies consciously factor environment conservation as a major principle. Your Company is continually looking for new ways to preserve the environment and manage resources responsibly.

All of your Company's Plants in the Cement, Viscose Staple Fibre, Pulp and Textile businesses are ISO 14001 EMS certified, and are committed to work towards preserving the environment in our operations. We are signatories to the Global Compact, a UN sponsored initiative for businesses that align their operations and strategies with ten universally accepted principles in the areas of human rights, labour, environment and anti-corruption.

Our environmental auditors help us in assessing the condition of the environment we influence, and prioritize actions to reduce risks to the environment and demonstrate our accountability to third parties. The rigorous, in-depth environmental audits of our plants by KPMG Peat Maverick, Det Norkse Veritas, the State Pollution Control Boards' certified auditors and Environmental Systems Auditors reconfirm our sense of responsibility and accountability.

In its cement business, Grasim has taken a slew of initiative. For instance –

- **Using fly ash from our Captive Power Plant as a raw material in manufacturing of cement.** Our cement plant at Raipur pioneered the transportation of fly ash from power plants in bulk through tankers and pneumatically handling it in the plant. This has significantly reduced the fugitive dust emission in the handling places such as collection point, roads, while transporting and end usage point in the plant. The fly ash generated from the captive Thermal Power Plant is transported pneumatically to the 5,000 Mt fly ash silo and thereby used in manufacturing of Portland Pozzolana Cement.
- **Upgrading our pollution control equipments on a continuous basis for better efficiency.** At Rajashree Cement, Malkhed, the covered shed for bauxite and additive storage has been provided for 25,000 tons to minimize fugitive emission while stacking and reclaiming. The plant at Reddipalayam is a millennium cement plant that consists of new generation Electro-Static Precipitators and Pulse Jet Bag Filters at various stages of unit's operation to control emission levels. Several energy saving technological measures have been incorporated like low pressure drop cyclones, high efficiency duoflex burner, online flue gas analyser in the power plant, online CO and CO_2 analysers, online shell scanner, slip power recovery system, variable frequency drives, etc.
- **Using waste water generated** at the Power Plants for gas conditioning towers of cement kilns, cooling in cement mills and for dust suppression.
- **Installing sewage treatment plant for treating the domestic sewage.** A sewage water treatment plant of 1,000 m cube/day is in operation at Rajashree Cement to recycle the sewage water and utilise for processes in Cement manufacturing, Captive Power Plant make up and for Horticulture activities. At the Raipur plant, to use the STP treated water, we have laid down arteries of pipeline in the township for watering the plants and saplings thereby maintaining zero discharge condition from the plant.
- **De-silting of mines water generated from strata seepage** and then using it for industrial cooling in the plant and spraying in mines and plant area for dust suppression. Water sprinkling arrangement has also been made at different plant locations and transfer points to suppress fugitive dust. Barrier plantation is also taken up to curtail wind velocity to help reduce fugitive emission. Uniquely designated dust curtains made of scrap conveyor belts are used in drop chutes to further prevent the fugitive emission.
- **Alternate fuels are used in kiln on continuous basis.** The average consumption of alternate fuels is around 1.4% on CV basis. The usage of alternate fuel is helping us in conservation of natural fuel reserves, environmental friendly disposal practices, and utilisation of wastes. Our plant at Reddipalayam, Tamil Nadu, has among the highest use of non-fossil fuels in South Asia, having substituted upto 10.98% of the heat required in FY08 through the use of agro-wastes, tyre chips and chemicals wastes. This is a programme that is being extended across our Business.

We were the first Cement Company to set up a Municipal Solid Waste Plant at Jaipur to process municipal waste, and use it as a substitute for conventional fuels at our Cement Plant at Khor in Madhya Pradesh. At Aditya Cement, Chittorgarh, lead zinc slag, which is a low effect waste of pyrometallurgical operations of Hindustan Zinc Smelter, is used as an alternate raw material (additive) in raw mix. Our Cement Plants at Reddipalayam, Tamil Nadu, and at Malkhed, Karnataka, were selected by the Central Pollution Control Board (CPCB) to conduct trials for setting norms for the use of chemical wastes in the Cement Industry. An initiative that sets the standard for the Cement Industry as a whole.

- **Mining operations are made environment friendly** by using machineries like ripper-dozer leading to conservation of natural resources and restoration of ecology. Environment management programme based on air-deck-blasting technique, have also been implemented to reduce the consumption of explosive/heat energy in blasting of limestone at mines. We have taken various capex projects like mines road widening work, mechanised gypsum and wet fly ash handling system for environment improvement and potable gas analyser for continuous monitoring.
- All our plants have full fledged and well established effluent treatment facilities based on "Extended Aeration Activated Sludge Process".

We have a fully equipped Environment lab at Birla White, which is monitoring AAQ, stack, noise level, and STP water analysis.

Grasim's Cement Division at Reddipalayam is the first cement company in the world to receive actual CERs (Rs.3.5 Crores for 2007-08). This is the culmination of the journey after successfully substituting conventional fuel by agro-based alternative fuels and waste tyres and the subsequent venture to claim for carbon credit. FICCI's "Outstanding Achievement in Environment Sustainability of Business" Award in 2008 has indeed been an honour.

Towards becoming a carbon positive company, the pulp and fibre business is pursuing six clean development mechanism (CDM) projects. One of them includes installation of condensing type Turbine. Our clinker cooler modification project at Grasim Cement, Raipur, is also registered as CDM project for carbon trading.

The Pulp Division at Harihar treats Prehydrolysate Liquor (PHL) in Bio-Reactors to generate bio-gas for using in lime kiln and hot air generators. This has replaced larger quantity of furnace oil and light diesel oil, respectively. It has helped the unit to reduce load on the effluent treatment plant, thereby improving the effluent quality, reducing fuel consumption and above all reducing the emission of green house gases.

The OEKO TEX – 100 Certification for our Viscose Staple Fibre endorses that all products manufactured under the "Birla Cellulose" brand meet the highest ecological requirements established for products that come into direct contact with the skin and is free of any harmful substance.

Rain water harvesting is yet another important measure. We have created water bodies in the catchment areas for rain water storage and ground water recharging. We have also constructed rain water harvesting system in shopping complexes, hospital roofs, schools and mine offices at our plant locations for collection and recharge of rain water in the bore wells to maintain ground water levels.

We, at Grasim are committed to work collectively for the greater good and create an enriched global community where future generations can live in harmony with the planet.

Our endeavours, to be as eco-efficient as possible, are unrelenting.

Dear Shareholders,

Your Directors have pleasure in presenting the 62nd Annual Report and Audited Accounts of the Company for the year ended 31st March, 2009.

COMPANY'S STANDALONE FINANCIAL RESULTS

(Rs. in Crores)

	2008-09	2007-08
Gross Turnover	**12,072.7**	11,551.6
Gross Profit	**2,704.9**	3,317.5
Less: Depreciation	**457.0**	353.3
Profit before Exceptional/Extraordinary Gains and Tax Expenses	**2,247.9**	2,964.2
Write back of Provision for Diminution in Value of Investment/Loans	—	45.7
Profit before Tax	**2,247.9**	3,009.9
Tax Expenses	**599.9**	962.3
Net Profit after Tax from Ordinary Activities	**1,648.0**	2,047.6
Extraordinary Items		
Profit on Sale of Shares of a Subsidiary Company	—	180.3
Profit on Transfer of Textile units at Bhiwani	—	4.7
Net Profit after Tax	**1,648.0**	2,232.6
Add:		
Debenture Redemption Reserve written back	—	82.9
Balance brought forward from Previous Year	**1,064.4**	965.3
Surplus available for Appropriation	**2,712.4**	3,280.8
Appropriations:		
General Reserve	**200.0**	1,900.0
Debenture Redemption Reserve	**15.0**	—
Proposed Dividend	**275.0**	275.0
Corporate Tax on Dividend	**41.4**	41.4
Balance carried to Balance Sheet	**2,181.0**	1,064.4
	2,712.4	3,280.8

Your Company's standalone gross turnover for the year grew by 5% to Rs.12,073 Crores (Rs.11,552 Crores). Cash profit (before exceptional/extraordinary gains) for the year under review at Rs.2,362 Crores (Rs.2,365 Crores) was at par with the previous year, despite increased input cost and the impact of the economic slowdown. Net profit (before exceptional/extraordinary gains) at Rs.1,648 Crores (Rs.2,002 Crores) was lower by 18% due to higher interest cost and substantially higher depreciation on account of the commissioning of Cement Capacity Expansion and Captive Power Plant projects during the year, the full benefit of which is expected to accrue only in the current year.

The Cement business posted a good performance. Production increased by a modest 6% at 16.32 Mn. Tons, as new capacities were still under stabilisation. Sales volumes too moved up by 6% at 16.54 Mn. Tons. While average realisations grew by 7%, it was unable to keep pace with the unprecedented increase in input cost including the prices of imported coal and petcoke. Operating margins, thus declined from 32% to 27%. Ready Mix Concrete (RMC) volumes expanded by 24% due to the large capacity expansion undertaken in the last fiscal. The performance of White Cement Division has been impressive. Production was higher by 8% at 441,118 tons, while sales volumes expanded by 11% at 438,394 tons. Wall care putty recorded a 40% growth in volumes over the previous year.

The performance of Viscose Staple Fibre business (VSF) for the financial year was impacted severely by the economic slowdown and financial crisis, as it saw collapse of demand and prices of Textile Sector globally.

Sales volumes were lower by 12% at 238,463 tons. The low demand for VSF and reducing prices of competing fibres led to a significant pressure on realisation as well, which registered a fall of 7% over last fiscal.

The Chemical business recorded its historically highest production and sales volumes. Caustic prices ruled firm as its production was restricted by the lower off take of chlorine. However, the steep increase in salt and power cost impacted margins.

The Sponge Iron business reported moderate performance. Production was lower by 25% at 420,156 tons due to planned plant maintenance. Volumes decreased by 24% at 423,414 tons owing to the lower demand from steel producers in the second half. Though average realisation was higher by 41% at Rs.22,296 per ton, this was negated by the steep increase in the price of key inputs.

Viewed in the backdrop of the current economic environment and its impact on the Company's VSF and Sponge Iron businesses, the Company's overall performance has been satisfactory.

CONSOLIDATED FINANCIAL RESULTS

Your Company's consolidated performance during the year was subdued given the tough macro-economic conditions. Your Company's consolidated gross turnover for the year grew by 7% to Rs.20,432 Crores (Rs.19,112 Crores). Cash profit (before exceptional/extraordinary gains) at Rs.3,938 Crores (Rs.3,729 Crores) was higher by 6% over the corresponding year due to lower current tax. Net profit (before exceptional/extraordinary gains) at Rs.2,187 Crores (Rs.2,609 Crores) was, however, lower by 16% on account of higher interest cost and substantially higher depreciation, because of the commissioning of cement projects during the year, the full benefit of which is expected to accrue only in the current year. Net profit for the year was also lower due to increased input cost and impact of economic meltdown which impacted Company's VSF and Sponge Iron businesses in particular.

DIVIDEND

Your Board has recommended a dividend of Rs.30 per share, at par with the dividend paid last year, and seeks your approval for the same. The total outflow on account of dividend (inclusive of Corporate Tax on Dividend) would be Rs.316 Crores.

Shares that may be allotted on exercise of Options granted under the Employee Stock Option Scheme before the Book Closure for payment of dividend will rank *pari passu* with the existing shares and be entitled to receive the dividend.

EMPLOYEE STOCK OPTION SCHEME (ESOS)

During the year 53,570 Options were vested in the eligible employees of the Company.

The details of Employee Stock Options granted pursuant to Employee Stock Option Scheme 2006 (ESOS 2006), as also the disclosures in compliance with Clause 12 of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999 are set out in the Annexure to this Report.

DEBENTURES AND TERM LOANS

Your Company has raised long term loans (Non-Convertible Debentures and Foreign Currency loans) aggregating Rs.722 Crores. The funds were utilised/will be utilised to meet the requirements of capital expenditure and other approved purposes. Term loans aggregating Rs.247 Crores were repaid during the year.

SALE OF SPONGE IRON BUSINESS

The Scheme of Arrangement u/s 391 to 394 of the Companies Act, 1956, to transfer the Company's sponge iron business to its subsidiary, Vikram Sponge Iron Limited, is in progress. The Hon'ble High Court of Madhya Pradesh Bench at Indore has sanctioned the Scheme of Arrangement u/s 391-394 of the Companies Act, 1956, between Grasim Industries Limited and Vikram Sponge Iron Limited and their respective Shareholders and Creditors on 29th April, 2009. This transfer will become effective on completion of the various formalities in terms of the Scheme of Arrangement, which are being pursued by the Company.

AWARDS AND ACCOLADES

Your Company has earned several honours. Some of the significant accolades received include:

- *National Energy Conservation Award 2008 for Chlor-Alkali Sector (1st Prize): Chemical Division, Nagda, Madhya Pradesh, by the Ministry of Power, Government of India*
- *National Energy Management Award 2008: Aditya Cement, Shambhupura, Rajasthan by CII*

- *National Award for Excellence in Cost Management 2008: Aditya Cement, Shambhupura, Rajasthan, and Vikram Cement, Khor, Madhya Pradesh, by the Institute of Cost and Works Accountants of India (ICWAI)*
- *National Award for Excellence in Energy Management 2008: Grasim Cement, Raipur, Chhattisgarh and Grasim Cement (South), Reddipalayam, Tamil Nadu, by CII*
- *CAPEXIL Export Award – "Certificate of Merit" for Export Recognition: Birla White Division, Jodhpur, Rajasthan*
- *IMC-Ramakrishna Bajaj National Quality Award for Performance Excellence Trophy-2008: Birla White Division, Jodhpur, Rajasthan*
- *IMC Ramakrishna Bajaj National Quality Award for Performance Excellence Trophy-2008: Vikram Ispat Division, Salav, Maharashtra*
- *Export Award for Best Export Performance in Viscose Staple Fibre 2007-08 from the Synthetic & Rayon Textiles Export Promotion Council (SRTEPC)*

RESEARCH AND DEVELOPMENT

To foster technical excellence and to maintain its leadership position through development of value added products, your Company continues to accord a high priority to R&D. A steadfast focus on Research and Development is an ongoing major driver of its leadership position in an increasingly competitive business environment. The current economic downturn has only strengthened your Company's commitment to R&D in the firm belief that technical leadership across the entire value chain is key to sustain able performance.

Your Company is setting up a state-of-the-art Wood and Pulp Research Centre at Harihar, Karnataka, to complement the activities of the existing Grasim Forest Research Institute. The key thrust areas for this new Centre will be to identify and establish suitability of various wood species for dissolving-grade pulp production, development of pulping processes for quality and efficiency improvement and Environment Management. On the strength of the R&D carried out at Birla Research Institute (BRI), full scale trial production of several fibre variants such as anti-bacterial, perfumed, flame retardant, mosquito repellant Fibre were taken up. Products developed from the same at the Textile Research & Application Development Centre (TRADC) are under various stages of efficacy testing as a prelude to market introduction. TRADC, meanwhile, also continues to support the downstream value chain in developing innovative apparels/made-ups for the domestic and international market. Notable work has been carried out for production of unique denims and fibrillation free knits with the third generation solvent spun fibre – "Excel". A patentable process for producing pill-free, dimensionally stable knits from viscose has also been developed. Development of processes for knits with spun-dyed viscose, softer polyester-viscose fabrics through air-jet spinning and spun-dyed polyester-viscose blends for work wear and uniforms is underway. In the field of new technology development, the pilot scale efforts for production of Excel-based high performance non-wovens has now progressed to the setting up of a semi-commercial plant for fine-tuning the technology on the basis of market testing/feedback.

R&D Centre of your Company's Cement Business continues its focus on development of new products and processes for value creation and maintaining superior and consistent quality cement. During the year, R&D focused on utilisation of industrial waste from metal industries as raw material. Focus was also on increasing the percentage of slag and fly ash in blended cements without sacrificing quality. R&D was also focused on improving the processes in plants to achieve better energy consumption and reduced emissions to the environment. Future plans are towards development of new products and utilisation of waste fuels to reduce carbon foot print.

The foundation stone for the White Cement R&D Centre namely "Aditya Research & Development Centre (ARDC)" was laid on 20th December, 2008. The building and equipments entail an investment of nearly Rs.6 Crores. The proposed R&D Centre will house sophisticated equipments. The facility will be utilised for testing Birla White special products under specific tests to suit different climatic conditions across the country. The R&D activities planned are for different products such as Wall Care Putty, Plaster and designer floor variants coupled with cost reduction and other processes.

HUMAN RESOURCES

Your Company has an enviable track record of managing its intellectual capital successfully. Fostering people development and harnessing their creative potential to the maximum, identifying and grooming management talent and leadership development at all levels remain a priority.

Introducing global HR practices, systems and best practices in the areas of talent development, compensation management, recruitment, etc., is enabling and preparing your Company to address future challenges effectively. Implementation of People Soft Systems, Variable Pay Plan and Job Bands are the major initiatives taken in this direction.

The Group's Corporate Human Resources have played and continue to play a critical role.

CORPORATE GOVERNANCE

Your Company fully adheres to the standards set out by the Securities and Exchange Board of India for Corporate Governance practices, and has implemented all of its stipulations. As required by Clause 49 of the Listing Agreement of Stock Exchanges, a detailed report on Corporate Governance forms part of this Annual Report. The Company's Statutory Auditor's Certificate dated 19th May, 2009, in terms of Clause 49 of the Listing Agreement is annexed to and forms part of the Directors' Report.

DIRECTORS' RESPONSIBILITY STATEMENT

As stipulated in Section 217(2AA) of the Companies Act, 1956, your Directors subscribe to the "Directors' Responsibility Statement" and confirm that:-

i) in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

ii) the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss of the Company for that period;

iii) the Directors have taken proper and sufficient care of the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

iv) the Directors have prepared the annual accounts on a going concern basis.

SUBSIDIARY COMPANIES

UltraTech Cement Limited, your Company's key subsidiary, achieved gross turnover of Rs.7,160 Crores representing a 14% growth driven by higher sales volume and higher prices. Rising input costs, resulted in a fall in margins from 33% in FY08 to 28% in FY09. Profit before interest, depreciation and tax was Rs.1,810 Crores, 1% short of FY08. Profit after tax at Rs.977 Crores was 3% below that of the previous year after providing for interest of Rs.126 Crores (Rs.82 Crores), depreciation of Rs. 323 Crores (Rs.237 Crores) and tax of Rs.384 Crores (Rs.499 Crores). The lower tax payout reflects the impact of higher depreciation arising from the increased investments in new capacity/power plants. Cash profit was Rs.1,481 Crores (Rs.1,228 Crores).

The Statement pursuant to Section 212 of the Companies Act, 1956, containing the details of the Company's subsidiaries is attached. Your Company has made an application to Government of India, Ministry of Corporate Affairs, New Delhi, for seeking exemption u/s 212 (8) of the Companies Act, 1956, from not attaching a copy of Balance Sheet, Profit and Loss Account, Directors' Report, Auditors' Report, etc., of the subsidiary companies to the Annual Report of the Company. A gist of the financial performance of the Subsidiary Companies is disclosed in this Annual Report. If in terms of the approval granted by the Central Government, the copy of Balance Sheet, Profit and Loss Account, Directors' Report, Auditors' Report, etc., of the subsidiary companies are not required to be attached with the Annual Report of the Company, the related information of the annual accounts of the subsidiary companies will be made available to it's and subsidiary companies' investors seeking this information at any point of time. The annual accounts of the subsidiary companies will also be kept for inspection by any investor at the Registered Office of the Company and that of the subsidiary companies concerned.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements pursuant to Clause 41 of the Listing Agreement entered into with the Stock Exchanges and prepared in accordance with the Accounting Standards prescribed by the Institute of Chartered Accountants of India, are attached for your reference.

PARTICULARS AS PER SECTION 217 OF THE COMPANIES ACT, 1956

In accordance with the provisions of Section 217(2A) read with Companies (Particulars of Employees) Rules, 1975, the names and other particulars of employees are to be set out in the Directors' Report, as an addendum thereto. However, as per the provisions of Section 219(1)(b)(iv) of the Companies Act, 1956, the Report and accounts as set out therein, are being sent to all members of the Company excluding the aforesaid information about the employees. Any member, who is interested in obtaining such particulars about employees, may write to the Company Secretary at the Registered Office of the Company, and the same will be sent by post.

Additional information on Conservation of Energy, Technology Absorption and Foreign Exchange Earnings and Outgo, stipulated under Section 217(1)(e) of the Companies Act, 1956, is set out in a separate statement, attached to this Report and forms part of it.

DIRECTORS

Mr. A.K. Dasgupta was appointed as an Additional Director and holds office until the ensuing Annual General Meeting. The Company has received a Notice from a member under Section 257 of the Companies Act, 1956, proposing his appointment as a Director of the Company.

Mr. D.D. Rathi ceased to be the Whole-Time Director of the Company, effective 1st June, 2009, consequent to his transfer to another Group Company. The Board at its meeting held on 19th May, 2009, has appointed him as an Additional Director w.e.f. 1st June, 2009.

Mr. R.C. Bhargava, Mrs. Rajashree Birla and Mr. Cyril Shroff retire from office by rotation and being eligible, offer themselves for re-appointment.

A brief resume, expertise and details of other directorships of these Directors form part of the report on Corporate Governance Section.

AUDITORS

The Board, on the recommendation of the Audit Committee, has proposed that M/s G.P. Kapadia & Co., Chartered Accountants, Mumbai, be appointed as the Joint Statutory Auditors of the Company along with M/s Deloitte Haskins & Sells, Chartered Accountants, Mumbai, to hold office till the conclusion of the next Annual General Meeting of the Company. M/s G.P. Kapadia & Co., Chartered Accountants, Mumbai and M/s Deloitte Haskins & Sells, Chartered Accountants, Mumbai, have forwarded their certificates to the Company, stating that their appointment, if made, will be within the limit specified in that behalf in Sub-section (1B) of Section 224 of the Companies Act, 1956.

The Board, on the recommendation of the Audit Committee, has also proposed that M/s Vidyarthi & Sons, Chartered Accountants, Gwalior, be re-appointed as the Branch Auditor of Vikram Woollens Division of the Company.

Your Directors request you to appoint the Auditors for the current year and fix their remuneration.

COST AUDITORS

In pursuance of Section 233-B of the Companies Act, 1956, your Directors have appointed M/s R. Nanabhoy & Co., Mumbai, M/s R.J. Goel & Co., Delhi, M/s K.G. Goel & Co., Jaipur, and M/s N.D. Birla & Co., Ahmedabad, as the Cost Auditors to conduct the Cost Audit of Pulp and Fibre, Caustic Soda, Sulphuric Acid, Textile and Cement for the year 2009-10, subject to the approval of the Central Government.

APPRECIATION

Your Directors acknowledge the dedication and commitment of your Company's employees to the growth of your Company. Their unstinted support has been and continues to be integral to your Company's ongoing success. Your Directors appreciate the support of the Central and State Governments, bankers, shareholders and business associates for their continued co-operation and support.

For and on behalf of the Board

Kumar Mangalam Birla
Chairman

Mumbai, 19th May, 2009

ANNEXURE 'A' TO THE DIRECTORS' REPORT

	Nature of Disclosure	Particulars
a)	Options granted	2,18,140
b)	The pricing formula	Tranche 1 : The exercise price was determined by averaging the daily closing price of the Company's equity shares during the 7 days, immediately preceding the date of grant and discounting it by 30%. Exercise price - Rs.1,928 per option. Tranche 2 : The exercise price was determined on the basis of closing market price, immediately prior to the date of grant. Exercise price - Rs.2,885 per option.
c)	Options vested	53,570
d)	Options exercised	Nil
e)	The total number of shares arising as a result of exercise of options	Not applicable
f)	Options lapsed	9,996
g)	Variation of terms of options	Nil
h)	Money realised by exercise of options	Not applicable
i)	Total number of options in force	2,08,144
j)	Employee-wise details of options granted: i) Senior managerial personnel:	1. Shri Shailendra K. Jain, Whole-Time Director : 22,640 2. Shri D.D. Rathi, Whole-Time Director & CFO : 15,100
	ii) Any other employee who receives a grant in any one year of option amounting to 5% or more of option granted during that year	None
	iii) Identified employees who were granted option, during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the Company at the time of grant	None
k)	Diluted Earnings Per Share (EPS) pursuant to issue of shares on exercise of options calculated in accordance with Accounting Standard (AS) 20 'Earnings per Share'.	Not applicable, since no option has been exercised till date.

l)	Difference between the employee compensation cost, computed using the intrinsic value of the stock options and the employee compensation cost that shall have been recognised if the fair value of the options had been used	Rs.4.65 Crores
	The impact of this difference on profits and on EPS of the Company	

Particulars	Rs. in Crores	
Net Profit	1,647.96	
Add: Intrinsic Value Compensation Cost	5.55	
Less: Fair Value Compensation Cost	10.20	
Adjusted Net Profit	1,643.31	
Earnings Per Share (Rs.) (Basic and Diluted)	Basic	Diluted
As Reported :	179.73	179.73
As Adjusted :	179.23	179.23

m)	(i) Weighted-average exercise prices and weighted-average fair values of options whose exercise price equals the market price of the stock	Options granted under Tranche 2 Weighted-average exercise price (Rs.) : 2,885.00 Weighted-average fair value (Rs.) : 1,104.12
	(ii) Weighted-average exercise prices and weighted-average fair values of options whose exercise price exceeds the market price of the stock	Nil
	(iii) Weighted-average exercise prices and weighted-average fair values of options whose exercise price is less than the market price of the stock	Options granted under Tranche 1 Weighted-average exercise price (Rs.) : 1,928.00 Weighted-average fair value (Rs.) : 1,315.18
n)	A description of the method and significant assumptions used during the year to estimate the fair values of options, including the following weighted-average information:	
	(i) Risk-free Interest Rate (%)	7.78
	(ii) Expected Life (No. of years)	5
	(iii) Expected Volatility (%)	33.40
	(iv) Dividend Yield (%)	2.38
	(v) The price of the underlying share in market at the time of option grant	Tranche 1: Rs.2,728 Tranche 2: Rs.2,885

ANNEXURE 'B' TO THE DIRECTORS' REPORT

Information under Section 217(1)(e) of the Companies Act, 1956, read with Companies (Disclosure of Particulars in the Report of Board of Directors) Rule, 1988, and forming part of the Directors' Report for the year ending 31st March, 2009.

A CONSERVATION OF ENERGY

a) Energy Conservation Measures Taken

The Company is continuously engaged in the process of energy conservation through improved operational and maintenance practices. Following measures have been taken by different units of the Company:

i) Viscose Staple Fibre Units

— Installation of Screw Compressor i.p.o. reciprocating compressor.

— Adoption of triple-effect Steam Ejector at Anhydrous Evaporators.

— Installation of supply side air management system with air receiver, PC visualizations kit and accessories in Energy Centre.

— Replacement of old pumps with energy efficient pumps.

— Replacement of Radicon Gearbox and Motor by Geared Motor in Viscose Gear Pumps.

— Replacement of V-Belts with flat belts in Ammonia compressors of Refregeration system.

— Optimising run-hours and speed of Air Washer Fan in Repening room.

— Running of Booster Pump in Spinning and stopping one process chilled water pump in Viscose.

— Installation of PHE to recover waste heat from boiler CBD concentrate in Power Plant.

ii) Pulp Units

— Advanced Process Controls incorporated in energy efficient lime kiln.

— Optimised soot blowing frequency in Recovery Boilers.

— Variable Frequency-Drive installed in degasser pumps of Demin Plant.

— Optimised running of pulp reaction tower agitators and chemical mixer in Pulp Mill.

— Logics provided in new Delta V DCS of digester plant to run liquor circulation pumps as per process requirement.

— Installed energy efficient spray water pump in chipper house and energy efficient hot water pump in Pulp Mill.

iii) Cement Units

— Installation of high efficiency roller press.

— Increase in blended cement production and fly ash absorption in blended cement by optimising Cement Mill operations.

— Installation of Dry fly ash handling and feeding systems.

— Installation of vertical roller mills in new plants.

— Reduction in Pressure drop in Pre-heater by redesigning cyclones using computational fluid dynamics tools and installation of twin cyclones.

— Use of waste heat from Cooler for fly ash drying.

— Installation of Gas Analyser for monitoring complete combustion of fuel.

— Installation of energy saving bricks in Calcining Zone.

— Use of petcoke fly ash of TPP in kilns.

— Installation of VVFD in Chalk Mill vent fan.

iv) Chemical Units

— Re-membraning of Membrane Cell elements.

— Replacement of Generation I Electrolyzers with Generation V Electrolyzers.

— Installation of Variable Frequency Drives.

— Replacement of old rewound motors with energy efficient motors.

— Installation of Capacitor Banks for improving power factor.

— Replacing 40-watt tube lights with 28-watt energy efficient tube lights.

— Replacing reciprocating Air Compressors with higher capacity Energy Efficient Screw Compressors.

v) Textile Units

— New air compressor with Variable Frequency Drives installed.

— Installation of High Efficiency Pump in Boiler.

— Old air conditioners and water coollers replaced with new energy saving modules.

— Installation of new 500 Kva LT capacitors.

b) Additional investment and proposals, if any, being implemented for reduction of consumption of energy:

i) Viscose Staple Fibre Units

— Adoption of triple-effect Steam Ejectors at MSFE in Auxiliary.

— Adoption of Acid Absorption Crystallizers in place of steam-based Crystallizers in Auxiliary - PC1.

— Replacement of Obsolete Condenser pump in PC2 *(5 nos.)*.

— Replacement of FTL and Well glass by CFL at M/C area.

— Installation of Variable Frequency Drives in various sections.

— Replacement of old, inefficient and damaged motors in Main Plant.

ii) Pulp Units

— Heat exchanger to cool hot-Hypo bleach filtrate and heat ClO2 solution to reduce steam and caustic consumption.

— Energy effficient desuperheating and chlorine back water pump.

iii) Cement Units

— Use of medium voltage VFD drives for increased power saving in fans.

— Installation of waste heat recovery systems in pre-heater and cooler.

— Cooler modification for recovery of cooler heat looses.

— Conversion of 4-stage to 5 to 6-stage pre-heaters to recover heat.

— Improve efficiency of process fans.

— Increase of Kiln inlet shell diameter.

— Installation of Gas Analyser for monitoring complete combustion of fuel.

— Installation of two additional modules in Air heater for increased heat recovery.

iv) Chemical Unit

— Addition of electrolyzer to reduce cell power consumption.

— Installation of Variable Frequency Drives.

— Re-membraning of Membrane Cell Elements.

— Replacement of Low Efficient Auxiliary Transformer with Energy Efficient Transformer.

— Installation of Energy Efficient Light Fittings.

— Replacement of Low Efficient Gear Boxes with Energy Efficient Gear Boxes for Agitator.

v) Textile Unit

— New 200 KL R.O. plant for Boiler

— Recon replacement of 1250 kva D.G. set.

c) Impact of Measures at (a) and (b) above for reduction of energy consumption and consequent impact on the cost of production of goods:

The above measures have resulted/will result in reduction in fuel and power consumption, increase in productivity and reduction in energy cost.

d) Total Energy Consumption and Energy Consumption per Unit of Production:

As per Form "A" attached.

B. TECHNOLOGY ABSORPTION

Efforts made in Technology Absorption in Form "B"

RESEARCH & DEVELOPMENT (R&D)
FORM "B"

1 Specific areas in which R&D carried out by the Company:

Viscose Staple Fibre Units

— Established a unique process for fibrillation-free Excel knitted fabrics for the first time using Regular Excel fibres.

— Developed process for producing pill-free, dimensionally stable knitted viscose for different application.

— Through extensive trials, have made PV fabrics with a softer handle with yarn supplied through Airjet Spinning System which hitherto had a rough feel.

— Have introduced Spundyed Viscose-based knitwear in the International market by developing total solution on the product and recipe for Customers.

— Have developed fabrics solution for Spundyed PV work wear with high performance for State Police/ Public Sector undertakings in India and also abroad.

Cement Units

— Development of eco-friendly products.

— Spray application of Wall Care Putty.

2 Future Plan of Action

Viscose Staple Fibre Units

— To establish Pulp Research Institute at Harihar.

Cement Units

— New R&D set-up with infrastructure for simulation.

— Development of new variant of Wall Care Putty and anti-pollutant products.

— Improvement of adhesive properties of Level Plast and reduce setting time.

— Wall Care Putty with additional properties of efflorescence resistance.

3 Expenditure on R&D

Expenditure	**Rs. in Crores**
a) Capital	0.75
b) Recurring	8.11
	8.86
c) Total R&D Expenditure as a percentage of turnover	0.08%

4 Technology Absorption, Adoption and Innovation

The Company continuously strives to adopt latest technology for improving productivity and product quality and reducing consumption of scarce raw material, energy and other inputs.

Information regarding technology imported during the last five years:

— Entered into agreement with M/s Taiheiyo Engineering Corporation, Japan, for providing latest process technology and technical services to enhance clinker production capacity, and also to modify the Pyro Section and Burner for suitability to use 100% petcoke at White Cement Division.

— Installation of loop duct and TCS system through M/s Taiheiyo Engineering Corporation, Japan, for both kiln lines of White Cement Division.

— Entered into and agreement with M/s Pfeiffer, Germany, to convert MPS-140 mechanical Vertical Roller Mill into a hydraulic Vertical Roller Mill for manufacture of Chalk – raw material for Wall Care Putty.

— Entered into an agreement with M/s Haver & Boecker, Germany, for design and supply of Electronic Packer with Ultrasonic Sealing arrangement for bag-valve mouth.

C. FOREIGN EXCHANGE EARNINGS AND OUTGO

The information on Foreign Exchange earnings and outgo is contained in Schedules 22(4) and (5) of Accounts. The Company is exporting Viscose Staple Fibre, Chemicals, Cement, Textiles and Plant & Machinery, and has taken successful initiatives for increasing exports.

FORM 'A'

Total Energy Consumption and Energy Consumption per Unit of Production

(A) POWER AND FUEL CONSUMPTION

	Unit	Current Year	Previous Year
1. **Electricity**			
a) Purchased - Unit	'000	602812	**518605**
Total Amount	Rs in Lacs	27101.18	**21803.52**
Rate per Unit	Rs./Unit	4.50	**4.20**
b) Own Generation			
I) Through Diesel Generator - Unit	'000	72205	**188897**
Unit per Litre of Diesel Oil	Units/Ltr.	3.71	**4.00**
Cost/Unit	Rs./Unit	8.00	**5.49**
II) Through Steam Turbine - Units	'000	1326959	**1129135**
Units per Kg. of Steam	Co-generation of Steam and Power		
Cost/Unit	Rs./Unit	2.93	**2.26**
(Cost of Fuel and Duties only)			
2. **Coal (Slack, Steam and ROM including Lignite Coal and other Alternative Fuel)**			
For Co-generation of Steam and Power	Tonne	2197396	**1898802**
For Process in Cement Plants	Tonne	1780015	**1544962**
Total Amount	Rs. in Lacs	153161.78	**110050.18**
Average Rate	Rs./Tonne	3850.79	**3195.64**
3. **Furnace Oil (Including LSHS)**			
Quantity	K. Ltrs.	27173	**53646**
Total Amount	Rs. in Lacs	7144.17	**10411.64**
Average Rate	Rs./K. Ltrs.	26291.62	**19407.98**
4. **Light Diesel Oil (LDO)**			
Quantity	K. Ltrs.	951	**971**
Total Amount	Rs in Lacs	367.85	**295.60**
Average Rate	Rs./K. Ltrs.	38692.90	**30450.57**
5. **High Speed Diesel Oil (HSD)**			
Quantity	K. Ltrs.	1268	**1301**
Total Amount	Rs. in Lacs	397.17	**424.69**
Average Rate	Rs./K. Ltrs.	31323.30	**32655.39**
6. **Internal Generation**			
Steam			
a) From Chemical Recovery Boiler in Rayon Pulp Plants			
Quantity	Tonne	594957	**581418**
Total Cost	Rs. in Lacs	67.66	**56.73**
Rate/Unit	Rs./Tonne	11.37	**9.76**
(Cost of Oil used for firing support in Boiler)			
b) From Waste Heat Boiler in Sulphuric Acid Plants:			
Quantity	Tonne	184093	**192102**
Total Cost	Rs. in Lacs	N.A.	N.A.
Rate/Unit	Rs./Tonne	N.A.	N.A.

(B) CONSUMPTION PER UNIT OF PRODUCTION

		Electricity (Units)		Coal/Petcoke (Kg.)		Steam (Tonne)	
Name of the Product	Unit	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
1. **Viscose Staple Fibre**							
(incl. for intermediate and by products)							
Standard	Per Tonne	**1,500.00**	1,500.00	—	—	**12.50**	12.50
Actual	Per Tonne	**1,258.77**	1,173.82	—	—	**10.17**	9.34
2. **Caustic Soda**							
(For Cell House only)							
Membrane Cell Plant							
Standard	Per Tonne	**2,400.00**	2,400.00	—	—	—	—
Actual	Per Tonne	**2,254.00**	2,187.00	—	—	—	—
3. **Cement**							
Grey							
Standard	Per Tonne	**120.00**	120.00	**220.00**	220.00	—	—
Actual	Per Tonne	**77.25**	77.62	**97.00**	96.00	—	—
White							
Actual	Per Tonne	**115.98**	118.77	**0.13**	0.12	—	—
4. **Textiles**							
Actual							
Yarn	Per 100 Kg.	**807.67**	616.55	—	—	**0.48**	0.39
Fibre Dyeing	Per 100 Kg.	—	—	—	—	**0.55**	0.35
Cloth	Per 100 Kg.	—	453.65	—	—	—	0.78
5. **Stable Bleaching Powder (SBP)**							
Standard	Per Tonne	**230.00**	230.00	—	—	**0.28**	0.28
Actual	Per Tonne	**139.00**	131.00	—	—	**0.15**	0.15
6. **Poly Aluminium Chloride**							
Standard	Per Tonne	**75.00**	75.00	—	—	**0.33**	0.33
Actual	Per Tonne	**64.00**	63.00	—	—	**0.28**	0.27
7. **Chlorosulphonic Acid**							
Standard	Per Tonne	**125.00**	125.00	—	—	**0.33**	0.33
Actual	Per Tonne	**33.00**	53.00	—	—	**0.10**	0.10
8. **Caustic Fusion Plant**							
Standard	Per Tonne	**60.00**	60.00	—	—	**0.18**	0.18
Actual	Per Tonne	**56.00**	49.00	—	—	**0.18**	0.16

Note : Form 'A' is not applicable to Sponge Iron Division

AUDITOR'S REPORT

TO THE MEMBERS OF GRASIM INDUSTRIES LIMITED

1. We have audited the attached Balance Sheet of GRASIM INDUSTRIES LIMITED as at 31st March, 2009, and also the Profit & Loss Account and Cash Flow Statement for the Year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards, generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As required by the Companies (Auditor's Report) Order, 2003 ("the order"), issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956, we annex hereto a statement on the matters specified in paragraphs 4 and 5 of the Order.

4. On the basis of written representations received on 31st March, 2009, from the Directors of the Company and taken on record by the Board of Directors, we report that none of the Directors is disqualified as on 31st March, 2009, from being appointed as a Director in terms of Clause (g) of Sub-section (1) of Section 274 of the Companies Act, 1956.

5. Further to our comments in the Annexure to paragraph 3 of above we report that:

   a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purpose of our audit;

   b) In our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books. Proper returns adequate for the purpose of our audit have been received from the branches not visited by us;

   c) The reports on accounts of the branches audited by other Auditors have been forwarded to us, and have been appropriately dealt by us in preparing our report;

   d) The Balance Sheet, Profit & Loss Account and Cash Flow Statement dealt with by this report are in agreement with the books of account and with the audited returns from the branches;

   e) In our opinion, the Balance Sheet, Profit & Loss Account and Cash Flow Statement dealt with by this report comply with the accounting standards referred to in Sub-section (3C) of Section 211 of the Companies Act, 1956;

   f) In our opinion and to the best of our information and according to the explanations given to us, the said accounts read together with notes thereon as appearing in Schedule of Accounting Policies and Notes on Accounts give the information required by the Companies Act, 1956, in the manner so required, and give a true and fair view in conformity with the accounting principles, generally accepted in India:

      i) in the case of Balance Sheet, of the state of affairs of the Company as at 31st March, 2009;

      ii) in the case of the Profit & Loss Account, of the profit for the Year ended on that date; and

      iii) in the case of Cash Flow Statement, of the cash flows for the Year ended on that date.

For G.P. KAPADIA & CO.,
Chartered Accountants

ATUL B. DESAI
Partner
(Membership No. 30850)

Place: Mumbai
Date: May 19, 2009

ANNEXURE TO AUDITOR'S REPORT

(Referred to in paragraph 3 of our report of even date)

1. (a) The Company has maintained proper records showing full particulars including quantitative details and situation of fixed assets.

   (b) Fixed Assets have been physically verified by the management according to the regular programme of periodical verification in phased manner, which, in our opinion, is reasonable having regard to the size of the Company and the nature of its fixed assets. The discrepancies noticed on such physical verification were not material.

   (c) No substantial part of fixed assets has been disposed off during the year, which has bearing on the going concern status of the Company.

2. (a) As explained to us, inventories were physically verified during the year by the management at reasonable intervals.

   (b) In our opinion and according to information and explanations given to us, the procedures of physical verification of inventory followed by the management are reasonable and adequate in relation to the size of the Company and nature of its business.

   (c) The Company is maintaining proper records of its inventories, and no material discrepancies were noticed on physical verification.

3. The Company has neither granted nor taken any secured or unsecured loans to and from companies, firms or other parties covered in the register maintained under Section 301 of the Companies Act, 1956. Accordingly, the Clauses 4(iii)(b) to (g) of the Order are not applicable.

4. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to purchase of inventory, fixed assets and for the sale of goods. During the course of our audit, we have not observed any continuing failure to correct major weaknesses in internal control.

5. In our opinion and according to the information and explanations given to us, there are no transactions that need to be entered into a register maintained under Section 301 of the Companies Act, 1956. Accordingly, the Clause 4(v)(b) of the Order is not applicable.

6. In our opinion and according to the information and explanations given to us, the Company has not accepted deposits in terms of the provision of Section 58A and Section 58AA of the Companies Act, 1956.

7. In our opinion, the Company has an internal audit system commensurate with the size of the Company and nature of its business.

8. We have broadly reviewed the books of account maintained by the Company pursuant to the rules made by the Central Government for the maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956, in respect of the Company's products to which the said rules are made applicable, and are of the opinion that *prima facie* the prescribed records have been made and maintained. We have, however, not made a detailed examination of the said records with a view to determine whether they are accurate or complete.

9. (a) In our opinion and according to the information and explanations given to us, undisputed statutory dues including Provident Fund, Investors Education and Protection Fund, Employees' State Insurance, Income Tax, Sales Tax, Wealth Tax, Custom Duty, Excise Duty, Service Tax, Cess and any other statutory dues have been regularly deposited in time during the Year with the appropriate authorities.

(b) (i) In our opinion and according to the information and explanations given to us, no undisputed amounts payable in respect of aforesaid dues were outstanding as at 31st March, 2009, for a period of more than six months from the day they became payable.

(ii) In our opinion and according to the information and explanations given to us, the dues in respect of Sales Tax, Income Tax, Custom Duty, Excise Duty, Service Tax and Cess that have not been deposited with the appropriate authorities on account of dispute and the forum where the dispute is pending are given below:

(Rs. in Crores)

Sr.No.	Name of the Statute (Nature of Dues)	Forum where dispute is pending	Amount	Period
1	Sale Tax Act and Value Added Tax Act (Tax)	Supreme Court, High Court	54.78	1994-2009
		Tribunal	2.80	1988-2009
		Appellate Authorities	22.62	1990-2009
2	Income Tax Act, 1961 (Tax)	Supreme Court, High Court	0.57	2006-2009
3	Customs Act, 1962 (Duty)	Appellate Authorities	0.01	1985-2006
		Assessing Authorities	12.04	1991-2008
4	Central Excise Act, 1944 (Duty/Penalty)	Supreme Court, High Court	28.26	1991-2009
		Tribunal	28.70	1994-2009
		Appellate Authorities	10.97	1994-2009
		Assessing Authorities	17.28	1991-2009
5	Service Tax Under the Finance Act, 1994 (Tax)	Supreme Court, High Court	1.80	2003-2007
		Tribunal	11.77	1997-2009
		Appellate Authorities	2.51	2005-2008
		Assessing Authorities	2.29	2005-2009
6	Cess under Various Acts (Cess/Interest)	Supreme Court, High Court	65.42	2004-2008
		Assessing Authorities	1.98	2003-2009

10. The Company does not have accumulated losses as at the end of the financial year, and has not incurred cash losses in the current financial year and the immediately preceding financial year.

11. The Company has not defaulted in repayment of any dues to financial institutions or banks or debenture holders.

12. According to the information and explanations given to us, the Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

13. The Company is not a chit fund or a nidhi/mutual fund/society, therefore, the Clause 4(xiii) of the Order are not applicable to the Company.

14. In our opinion, the Company is not dealing in or trading in shares, securities, debentures and other investments. Therefore, the provisions of Clause 4(xiv) of the Order are not applicable to the Company.

15. In our opinion, on the basis of information and explanations given to us, the term and conditions on which the Company has given guarantees for loan taken by others from bank and other financial institution are not *prima facie* prejudicial to the interest of the Company.

16. In our opinion, on the basis of information and explanations given to us, the term loans were applied for the purpose for which the loans were obtained.

17. According to information and explanations given to us, and on an overall examination of the Balance Sheet of the Company, fund raised on short term basis have, *prima facie*, not been used during the Year for long term investment.

18. The Company has not made any preferential allotment of shares to any parties or companies covered in the register maintained under Section 301 of the Companies Act, 1956, during the year.

19. On the basis of records made available to us, the Company has created securities in respect of debenture issued/outstanding during the year.

20. The Company has not raised any money through a public issue during the year.

21. Based upon the audit procedures performed and on the basis of information and explanations provided by the management, we report that no fraud on or by the Company has been noticed or reported during the course of the audit.

For G.P. KAPADIA & CO.,
Chartered Accountants

ATUL B. DESAI
Partner
(Membership No. 30850)

Place: Mumbai
Date: May 19, 2009

AUDITORS' CERTIFICATE ON CORPORATE GOVERNANCE
TO THE MEMBERS OF GRASIM INDUSTRIES LIMITED

We have examined the compliance of conditions of corporate governance procedures implemented by Grasim Industries Limited during the year ended 31st March, 2009, as stipulated in Clause 49 of the Listing Agreement of the said Company with Stock Exchange in India.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our responsibility was limited to the review of procedures and implementation thereof, adopted by the Company for ensuring the compliance of conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

On the basis of our review and according to the information and explanation given to us, and representation made by the management, the conditions of Corporate Governance as stipulated on Clause 49 of the Listing Agreement(s) with stock exchanges have been complied with in all material respect by the Company.

We state that no investor grievance for a period exceeding one month against the Company as on 31st March, 2009, is pending as per the records maintained by the Shareholders' Grievance/Allotment and Transfer Committee of the Board.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

For G.P. KAPADIA & CO.,
Chartered Accountants

ATUL B. DESAI
Partner
(Membership No. 30850)

Place: Mumbai
Date: May 19, 2009

BALANCE SHEET AS AT 31ST MARCH, 2009

	Schedules			Rs. in Crores Previous Year
SOURCES OF FUNDS				
Shareholders' Funds				
Share Capital	1A	**91.69**		91.69
Employee Stock Options Outstanding	1B	**10.45**		4.90
Reserves and Surplus	2	**9,375.44**		8,044.12
			9,477.58	8,140.71
Loan Funds				
Secured Loans	3	**2,205.00**		2,350.40
Unsecured Loans	4	**1,189.95**		851.47
			3,394.95	3,201.87
Deferred Tax Liabilities [Note 17, Sch. 21(B)]			**864.37**	606.87
TOTAL			**13,736.90**	11,949.45
APPLICATION OF FUNDS				
Fixed Assets				
Gross Block	5	**11,060.82**		7,588.40
Less: Depreciation/Amortisation		**3,972.54**		3,564.89
Net Block		**7,088.28**		4,023.51
Capital Work-in-Progress		**1,218.64**		3,026.31
			8,306.92	7,049.82
Fixed Assets Held for Disposal			**0.85**	4.14
Investments	6		**4,609.10**	4,080.79
Current Assets, Loans and Advances				
Interest accrued on Investments		**0.48**		0.70
Inventories	7	**1,378.24**		978.44
Sundry Debtors	8	**559.93**		711.98
Cash and Bank Balances	9	**113.38**		127.47
Loans and Advances	10	**1,045.81**		1,167.01
		3,097.84		2,985.60
Less:				
Current Liabilities and Provisions				
Liabilities	11	**1,686.93**		1,603.91
Provisions	12	**590.88**		566.99
		2,277.81		2,170.90
Net Current Assets			**820.03**	814.70
TOTAL			**13,736.90**	11,949.45
Accounting Policies and Notes on Accounts	21 & 22			

As per our separate report attached

For G.P. KAPADIA & CO.,
Chartered Accountants

ATUL B. DESAI
Partner

KUMAR MANGALAM BIRLA
Chairman

M.L. APTE
B.V. BHARGAVA
CYRIL SHROFF
S.G. SUBRAHMANYAN
Directors

Mumbai
Dated: 19th May, 2009

ASHOK MALU
Company Secretary

D.D. RATHI
Whole-Time Director & CFO

SHAILENDRA K. JAIN
Whole-Time Director

PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2009

	Schedules			Rs. in Crores Previous Year
INCOME				
Gross Sales		**12,072.67**		11,551.56
Less: Excise Duty		**1,268.66**		1,336.51
Net Sales			**10,804.01**	10,215.05
Interest and Dividend Income	13		**159.04**	165.77
Other Income	14		**191.38**	212.07
Increase in Stocks	15		**33.54**	130.22
			11,187.97	10,723.11
EXPENDITURE				
Raw Materials Consumed	16		**3,064.25**	2,828.25
Manufacturing Expenses	17		**2,735.80**	2,202.47
Purchases of Finished and Traded Goods			**65.94**	97.40
Payments to and Provisions for Employees	18		**598.17**	550.07
Selling, Distribution, Administration and Other Expenses	19		**1,920.29**	1,696.79
Interest	20		**142.14**	107.00
Depreciation and Amortisation [Note 1, Sch. 5]			**456.97**	353.27
			8,983.56	7,835.25
Less: Self Consumption [Net of Excise Rs.2.79 Crores (Previous Year Rs.6.85 Crores)]			**43.43**	76.36
			8,940.13	7,758.89
Profit before Tax and Exceptional Items			**2,247.84**	2,964.22
Write back of Provision for Diminution			—	45.68
Profit before Tax from Ordinary Activities			**2,247.84**	3,009.90
Provision for Current Tax			**(329.40)**	(940.26)
Deferred Tax			**(257.50)**	(9.62)
Fringe Benefit Tax			**(12.98)**	(12.45)
Profit after Tax from Ordinary Activities			**1,647.96**	2,047.57
Extra Ordinary Items:				
Profit on Transfer of Textile Units at Bhiwani			—	4.76
Profit on Sale of Shares of a Subsidiary Company			—	180.27
Profit after Tax			**1,647.96**	2,232.60
Debenture Redemption Reserve no longer required			—	82.92
Balance brought forward from Previous Year			**1,064.41**	965.33
Profit Available for Appropriation			**2,712.37**	3,280.85
Appropriations:				
Debenture Redemption Reserve			**15.00**	—
Proposed Dividend			**275.02**	275.02
Corporate Dividend Tax			**41.38**	41.42
General Reserve			**200.00**	1,900.00
Balance carried to Balance Sheet			**2,180.97**	1,064.41
			2,712.37	3,280.85
Basic earnings per share before Extra Ordinary Items (Rs.)			**179.73**	223.32
Diluted earnings per share before Extra Ordinary Items (Rs.)			**179.73**	223.24
Basic earnings per share after Extra Ordinary Items (Rs.)			**179.73**	243.49
Diluted earnings per share after Extra Ordinary Items (Rs.)			**179.73**	243.42
Accounting Policies and Notes on Accounts	21 & 22			

As per our separate report attached

KUMAR MANGALAM BIRLA
Chairman

For G.P. KAPADIA & CO.,
Chartered Accountants

M.L. APTE
B.V. BHARGAVA
CYRIL SHROFF
S.G. SUBRAHMANYAN
Directors

ATUL B. DESAI
Partner

Mumbai
Dated: 19th May, 2009

ASHOK MALU
Company Secretary

D.D. RATHI
Whole-Time Director & CFO

SHAILENDRA K. JAIN
Whole-Time Director

			Rs. in Crores Previous Year
SCHEDULE 1A			
A. SHARE CAPITAL			
Authorised			
95000000	Equity Shares of Rs.10 each	**95.00**	95.00
	Redeemable Cumulative Preference Shares of Rs.100 each		
150000	15% "A" Series	**1.50**	1.50
100000	8.57% "B" Series	**1.00**	1.00
300000	9.30% "C" Series	**3.00**	3.00
		100.50	100.50
Issued, Subscribed and Paid-up			
91674534	Equity Shares of Rs.10 each fully paid (Previous Year 91674228 Equity Shares)	**91.67**	91.67
	Of the above, 29532500 Equity Shares were issued as fully paid-up Bonus Shares by way of Capitalisation of Share Premium and Reserves and 19360564 (Previous Year 19360258) Equity Shares of Rs.10 each issued as fully paid-up for acquiring the cement business of Aditya Birla Nuvo Ltd. pursuant to Scheme of Arrangement without payment being received in cash.		
B. SHARE CAPITAL SUSPENSE			
14951	Equity Shares (Previous Year 15257) of Rs.10 each to be issued as fully paid-up pursuant to acquiring of cement business of Aditya Birla Nuvo Limited under Scheme of Arrangement without payment being received in cash.	**0.02**	0.02
	Total Issued, Subscribed and Paid-up Share Capital including Share Capital Suspense	**91.69**	91.69
SCHEDULE 1B			
EMPLOYEE STOCK OPTIONS OUTSTANDING			
	Employee Stock Options Outstanding	**15.32**	16.12
	Less: Deferred Employees Compensation Expenses	**4.87**	11.22
		10.45	4.90
	Outstanding Employee Stock Options exercisable into 208144 (Previous Year 218140) Equity Shares of Rs.10 each fully paid-up. [*Note 19 of Schedule 21 (B)*]		

SCHEDULE 2
RESERVES AND SURPLUS

	Balance as at 31st March, 08	Additions during the year	Deductions/ Adjustments during the year	Balance as at 31st March, 09
1. Capital Reserve				
— On Revaluation of Fixed Assets	3.60	—	0.24*	3.36
— Capital Subsidy	1.19	—	—	1.19
2. Amalgamation Reserve	1.38	—	—	1.38
3. Preference Share Capital Redemption Reserve	1.48	—	—	1.48
4. Debenture Redemption Reserve	17.50	15.00	—	32.50
5. Share Premium Account	823.32	—	—	823.32
6. General Reserve	6,131.24	200.00	—	6,331.24
7. Surplus as per Profit and Loss Account	1,064.41	1,116.56	—	2,180.97
	8,044.12	1,331.56	0.24	9,375.44
Previous year	6,138.35	1,999.08	93.31	8,044.12

* Deductions/adjustments on account of depreciation provided on revalued block Rs. 0.24 Crores.

		Rs. in Crores Previous Year
SCHEDULE 3 **SECURED LOANS**		
Non-Convertible Debentures (Note 1)	**370.00**	70.00
Loans and Advances from Banks:		
Working Capital Borrowings from Banks secured by hypothecation of stocks and book debts of the Company	**211.33**	348.30
Documentary Demand Bills/Usance Bills under Letter of Credit Discounted	**28.29**	161.83
Rupee Term Loans [Notes 2(a) & (b)]	**419.03**	432.70
Foreign Currency Loans (Note 3)	**1,115.95**	1,298.58
Buyer's Credit (Note 4)	**60.40**	38.99
	2,205.00	2,350.40

Notes:

1. Non-Convertible Debentures are secured by first *pari passu* charge on the fixed assets, both present and future, of the specified divisions:		
(a) i) 8.35% - XXXI Series Non-Convertible Debentures (redeemable at par on 5th July, 2009); and	**50.00**	50.00
ii) 8.20% - XXXII Series Non-Convertible Debentures (redeemable at par on 20th July, 2009) are secured by first *pari passu* charge on the fixed assets, both present and future, of the divisions as mentioned in Note 5 below (*)	**20.00**	20.00
(b) i) 10.48% - XXXVII Series Non-Convertible Debentures (redeemable at par on 16th December, 2013); and	**200.00**	—
ii) 8.80% - XXXVIII Series Non-Convertible Debentures (redeemable at par on 30th December, 2015) with Put & Call option on 30th December, 2013, are secured by first *pari passu* charge on the immovable properties of Grasim Cement Division-Hotgi and movable fixed assets, both present and future, of the divisions as mentioned in Note 5 below (*)	**100.00**	—
	370.00	70.00
2.* (a) Rupee Term Loans from Banks are secured by exclusive charge on certain specific fixed assets of:		
i) Fibre Divisions at Nagda, Harihar and Kharach	**11.22**	14.96
ii) Fibre/Pulp Divisions at Nagda and Harihar	**107.81**	117.74
(b) Rupee Term Loan from Bank is secured by first *pari passu* charge on the fixed assets, both present and future, of the division as mentioned in Note 5 below (*).	**300.00**	300.00
	419.03	432.70
3. Foreign Currency Loans are secured by first *pari passu* charge on the fixed assets, both present and future, of the divisions as mentioned in Note 5 below (*).	**1,115.95**	1,298.58
	1,115.95	1,298.58

SCHEDULE 3 (Contd.)

		Rs. in Crores Previous Year
4. Buyer's Credit is secured by exclusive charge on certain specific fixed assets of Grasim Cement Division-Kotputli	**60.40**	38.99

*5. Grasim Cement Division at Raipur, Chemical Division at Nagda, Cement Division-South at Reddipalayam, Aditya Cement Division at Shambhupura, Vikram Cement Division at Jawad, Rajashree Cement Division at Malkhed, White Cement Division at Kharia Khangar, Grasim Cement Division (formerly, Birla Super Cement Division) at Hotgi, Grasim Cement Division (formerly, Birla Plus Cement Division) at Bathinda, Birla Super Bulk Terminal Division at Doddaballapur, Fibre & Pulp Divisions at Harihar, Staple Fibre Division at Nagda, Engineering & Development Division at Nagda, and Staple Fibre Division at Kharach [excluding certain specific fixed assets of Fibre/Pulp Divisions at Nagda, Harihar and Kharach which are exclusively charged for the loans mentioned in Note 2 (a) above].

SCHEDULE 4
UNSECURED LOANS

		Rs. in Crores Previous Year
Short Term Loans and Advances		
From Banks:		
Buyer's Import Credit	**151.79**	110.56
Export Packing Credit	**21.00**	4.01
Against Documentry Usance Bills Discounted	**0.92**	—
Other Loans and Advances:		
From Banks:		
Foreign Currency Loans	**748.59**	398.56
From Others:		
Deferred Sales Tax Loan	**267.65**	338.34
	1,189.95	851.47
Includes amounts repayable within one year	**204.10**	180.45

SCHEDULE 5
FIXED ASSETS

Rs. in Crores

S. No.	PARTICULARS	GROSS BLOCK				DEPRECIATION/AMORTISATION				NET BLOCK	
		As at 31.03.08	Additions	Deductions	As at 31.03.09	Upto 31.03.08	Deductions	For the Year	Upto 31.03.09	As at 31.03.09	As at 31.03.08
1.	Freehold Land	208.17	104.66	—	**312.83**	—	—	—	—	**312.83**	208.17
2.	Leasehold Land	148.64	40.75	2.21	**187.18**	12.81	0.05	2.43	**15.19**	**171.99**	135.83
3.	Buildings	617.56	180.64	0.32	**797.88**	146.34	0.08	20.91	**167.17**	**630.71**	471.22
4.	Workers' Quarters under Government Subsidised Schemes	0.55	—	—	**0.55**	0.48	—	—	**0.48**	**0.07**	0.07
5.	Railway Sidings	96.69	17.78	5.58	**108.89**	47.06	5.20	4.44	**46.30**	**62.59**	49.63
6.	Plant & Machinery	6,162.04	3,165.03	49.27	**9,277.80**	3,158.78	34.83	375.36	**3,499.31**	**5,778.49**	3,003.26
7.	Ships	56.56	---	7.91	**48.65**	34.62	4.30	2.43	**32.75**	**15.90**	21.94
8.	Furniture, Fittings & Office Equipments	214.83	25.80	8.30	**232.33**	128.11	7.19	42.04	**162.96**	**69.37**	86.72
9.	Vehicles, etc.	60.63	10.50	6.05	**65.08**	29.07	3.57	7.63	**33.13**	**31.95**	31.56
10.	Intangible Assets - Computer Software	22.73	6.96	0.06	**29.63**	7.62	0.06	7.69	**15.25**	**14.38**	15.11
		7,588.40	**3,552.12**	**79.70**	**11,060.82**	**3,564.89**	**55.28**	**462.93**	**3,972.54**	**7,088.28**	4,023.51
	Previous Year	6,770.97	1,049.63	232.20	7,588.40	3,380.53	170.41	354.77	3,564.89		
	Capital work-in-progress (including Advances and Pre-operative Expenses)									**1,218.64**	3,026.31
										8,306.92	7,049.82

Notes:

		Rs. in Crores Previous Year
1. Depreciation and Amortisation for the year	**462.93**	354.77
Less: Transferred to pre-operative expenses	**5.72**	1.26
Less: Additional depreciation on revalued assets withdrawn from capital reserve	**0.24**	0.24
	456.97	353.27

2. Buildings include value of shares of Rs.3,750 (Previous year Rs.3,750) issued by the co-operative housing society under its bye-laws, in the name of company's nominees.
3. Execution of documents in respect of plots of Land amounting to Rs.23.56 Crores (Previous Year Rs.0.39 Crores) is pending.
4. Workers' quarters include those mortgaged with state governments against subsidies received.
5. Buildings include Rs.15.13 Crores (Previous Year Rs.15.13 Crores) towards shares and debentures for right of exclusive use, possession and occupation of office space.
6. Assets amounting to Rs.111.53 Crores (Previous Year Rs.111.26 Crores) are held on co-ownership with other companies.
7. Fixed assets include assets of Rs.27.89 Crores (Previous Year Rs.19.40 Crores) not owned by the Company.
8. Plant and machinery includes assets given on operating lease amounting to Rs.25.54 Crores (Previous Year Rs.25.54 Crores).
9. Capital work-in-progress includes advance against capital orders, technical know-how and supervision fees, machinery under installation/in transit, construction materials purchases, other assets under erection and pre-operative expenses.
10. Leasehold land includes mining rights.

		Rs. in Crores Previous Year
11. Pre-operative Expenses pending Allocation/Appropriation:		
Power and Fuel	**1.47**	4.19
Repairs to Other Assets	**0.30**	0.27
Salaries, Wages, Bonus, Gratuity, etc.	**23.13**	19.15
Contribution to Provident and Other Funds	**1.22**	0.73
Employees' Welfare Expenses	**0.33**	0.72
Rent and Hire Charges	**1.01**	0.73
Rates and Taxes	**2.83**	4.73
Insurance	**2.03**	2.42
Stationery, Printing, Postage and Telephone Expenses	**0.51**	0.68
Travelling and Conveyance	**2.21**	3.29
Legal and Professional Charges	**4.90**	1.46
Depreciation	**5.72**	1.26
Miscellaneous Expenses	**22.94**	16.62
Interest on Loans and Debentures	**68.93**	61.57
	137.53	117.82
Less : Gain on foreign exchange forward cover cancellation	**3.94**	7.10
Less : Process Stock, Sale of Trial-Run Production, Misc. Receipts	**1.17**	—
Balance Transferred to Fixed Assets/Capital Work-in-Progress	**132.42**	110.72

SCHEDULE 6
INVESTMENTS

LONG TERM (At Cost unless otherwise stated)

				Previous Year
1. Government and Trust Securities				
i) Government Securities Unquoted - Securities deposited with Government Departments			**0.02**	0.02
ii) Trust securities - Quoted -				
Nil	6.75% US 64 Bonds of Rs.100 each of The Unit Trust of India (Previous Year 600000 units)		—	6.16
2. Shares, Bonds and Debentures				
A TRADE INVESTMENTS				
(i) Equity Shares - Fully paid				
a) Quoted				
3345816	Aditya Birla Nuvo Limited Rs.10/- each	**68.37**		68.37
171013894	Idea Cellular Limited Rs. 10/- each (Refer Note 3)	**171.01**		171.01
		239.38		239.38
b) Unquoted				
13988570	Thai Rayon Public Company Ltd., Thailand of Thai Baht 1 each	**1.07**		1.07
5000	P.T. Indo Bharat Rayon Co. Ltd., Indonesia of Indonesian Rph 62625 (US$100) each	**0.40**		0.40

SCHEDULE 6 (Contd.)

				Rs. in Crores Previous Year
81000	AV Cell Inc., Canada Class 'A' Shares of total value of Canadian Dollar 13.50 Million (Previous Year 45000 shares of Canadian Dollar 7.5 Milliion)	**50.67**		26.86
78750	AV Nackawic Inc., Canada Class 'A' Share of total value of Canadian Dollar 15.75 Million (Previous Year 45000 shares of Canadian Dollar 9.0 Million)	**62.42**		34.51
243080	Alexandria Carbon Black Co., S.A.E. of US$10 each (Refer Note 4) (Previous Year 149250 of L.E.100 each)	**14.99**		14.99
—	Birla Jingwei Fibres Co. Ltd. Total value of RMB 114473783	**66.05**		66.05
6000	Birla Lao Pulp & Plantations Company Ltd. of US$ 1000 each (Previous Year 4000 shares)	**26.15**		17.43
7799500	Aditya Birla Science & Technology Company Ltd. of Rs.10 each	**7.80**		7.80
23682	Bhaskarpara Coal Company Limited of Rs.10 each (Previous Year Nil)	**0.02**		—
		229.57		169.11
		468.95		408.49
(ii)	Preference Shares-			
6750000	6% Cumulative Redeemable Retractable, Non-voting Preferred Shares of A.V. Nackawic Inc. Total value of Canadian Dollar 6.75 Million (Previous Year Nil)	**26.65**		—
			495.60	**408.49**
B	OTHER INVESTMENTS			
a)	Quoted - Fully Paid Equity Shares:			
3851984	Larsen & Toubro Ltd. of Rs.2 each (Previous Year 1925992)	**23.10**		23.10
54542475	Hindalco Industries Ltd. of Re.1 each (Previous Year 29369025)	**351.11**		109.45
		374.21		132.55
b)	Unquoted - Fully Paid			
i)	Equity Shares:			
422496	Indophil Textile Mills Inc., Philippines of Peso 10 each	**0.04**		0.04
8250000	Thai Carbon Black Public Company Ltd., Thailand of Thai Baht 1 each	**2.18**		2.18
2500	Birla International Ltd. - Isle of Man of CHF 100 each	**0.53**		0.53
ii)	Preference Shares (At Cost):			
2500000	3.50% Cumulative Redeemable Preference Shares of Rs.100 each of Aditya Birla Health Services Limited	**25.00**		25.00
		27.75		27.75
			401.96	160.30

SCHEDULE 6 (Contd.)

				Rs. in Crores Previous Year
3. Shares in Subsidiary Companies				
Quoted - Fully Paid Equity Shares				
63114691	UltraTech Cement Ltd. (Previous Year 60211890)	**2,378.98**		2,188.01
		2,378.98		2,188.01
Unquoted -				
a) Fully Paid-Equity Shares of Rs.10 each (At Cost)				
6500000	Samruddhi Swastik Trading And Investments Limited	**6.50**		6.50
49000	Sun God Trading And Investments Limited	**0.05**		0.05
50000	Harish Cement Limited	**0.10**		0.10
20040000	Grasim Bhiwani Textiles Limited	**60.02**		60.02
100000	Vikram Sponge Iron Limited (Previous Year Nil)	**0.10**		—
b) Fully Paid - Preference Shares of Rs.100 each (At Cost)				
100	Sun God Trading and Investments Limited (Rs.10,000/-; Previous Year Rs.10,000/-)			
		66.77	**2,445.75**	2,254.68
CURRENT (At Cost or Fair Value, whichever is less)				
Quoted - Fully Paid: Debentures				
Subsidiary Company:				
—	6.00% NCD of UltraTech Cement Ltd. of face value of Rs.10,00,000/- each (Previous Year 250)	—		24.07
100	6.25% NCD of UltraTech Cement Ltd. of face value of Rs.10,00,000/- each	**9.65**		9.65
		9.65		33.72
Unquoted - Fully Paid:				
	Units of Debt Schemes of various Mutual Funds	**1,256.12**		1,217.42
			1,265.77	1,251.14
			4,609.10	4,080.79
Aggregate Book Value of :				
a) Quoted Investments			**3,002.22**	2,599.82
b) Unquoted Investments			**1,606.88**	1,480.97
			4,609.10	4,080.79
Aggregate Market Value of Quoted Investments			**5,035.70**	8,025.73

Notes:

1. No. of Units of Various Mutual Funds - Debt Schemes purchased and redeemed during the year 8759615649
2. During the year the Company has purchased and sold following Securities:

No. of Units	Bonds	Face Value Rs. Lacs
8	9.35% SBH Bonds	80

3. Non-disposal undertaking for Idea Cellular Ltd. (Idea) investment has been provided to certain banks for credit facilities extended by them to Idea.
4. During the year, the currency of Shares Capital of Alexandria Carbon Black Co., SAE, has been converted from Egyptian Pound into Shares in US Dollar. This has not resulted in any change in the percentage of Share holding of the Company.

			Rs. in Crores Previous Year
SCHEDULE 7			
INVENTORIES			
Stores and Spare Parts, Packing Materials and Fuels		**452.51**	381.11
Raw Materials		**618.07**	308.03
Finished Goods		**152.60**	216.22
By Products		**7.92**	5.81
Process Stock		**143.12**	63.80
Waste/Scrap		**4.02**	3.47
		1,378.24	978.44
SCHEDULE 8			
SUNDRY DEBTORS			
Exceeding Six Months :			
Good and Secured	**0.62**		0.48
Good and Unsecured	**19.25**		4.47
Doubtful and Unsecured	**1.08**		1.10
	20.95		6.05
Less: Provision for Doubtful Debts	**1.08**		1.10
		19.87	4.95
Others :			
Good and Secured	**234.92**		338.73
Good and Unsecured	**305.14**		368.30
		540.06	707.03
		559.93	711.98
SCHEDULE 9			
CASH AND BANK BALANCES			
Cash Balance on Hand		**1.07**	1.21
Bank Balances:			
With Scheduled Banks:			
Current Accounts (including cheques under collection)	**112.07**		126.00
Deposit Accounts *	**0.23**		0.25
		112.30	126.25
In Government Treasury Saving Account		**0.01**	0.01
		113.38	127.47

Notes :

* (a) Rs.0.08 Crore (Previous Year Rs.0.11 Crore) lodged as security with Government Department,
(b) Rs.0.02 Crore (Previous year Rs.0.02 Crore) earmarked for Employees' Security Deposit, and
(c) Rs.0.02 Crore (Previous Year Rs.0.02 Crore) as Interest accrued.

		Previous Year
SCHEDULE 10		
LOANS AND ADVANCES (Considered Good)		
Secured Loan		
Unsecured -		
Deposits with Bodies Corporate	**37.37**	9.86
Deposits and Balances with Government and other Authorities (including accrued interest)	**83.56**	64.23
Other Deposits	**107.16**	116.81
Advances to Subsidiaries (Note below)	**213.11**	408.52
Advances recoverable in cash or in kind or for value to be received (Due from (a) Director of the Company Rs. Nil, Previous Year Rs.0.11 Crore, Maximum outstanding during the Year Rs.0.11 Crore, Previous Year Rs.0.11 Crore) (b) Private Limited Company in which a Director of the Company is a Director Rs.1.60 Crores, Previous Year Rs.1.60 Crores, Maximum outstanding during the Year Rs.1.60 Crore, Previous Year Rs.1.60 Crores)	**604.61**	567.58
Advance Fringe Benefit Tax (Net of Provision)	—	0.01
	1,045.81	1,167.01

Note: Amounts at the year end and maximum balances outstanding during the year from Companies under the same management.

Rs. in Crores

	Outstanding Balance at year end		Maximum Balance O/S	
	Current Year	**Previous Year**	**Current Year**	**Previous Year**
Shree Digvijay Cement Co. Ltd.	—	—	—	23.60
Samruddhi Swastik Trading & Investments Ltd.	**154.94**	339.25	**339.25**	339.86
UltraTech Cement Ltd.	**0.14**	1.06	**7.40**	3.85
Harish Cement Ltd.	**25.72**	15.81	**25.72**	15.81
Grasim Bhiwani Textiles Ltd.	**32.31**	52.40	**57.23**	52.40

SCHEDULE 11
CURRENT LIABILITIES

		Current Year	Previous Year
Sundry Creditors :			
a) Micro, Small and Medium Enterprises [To the extent identified with available information, Note 12 of Sch. 21(B)]	**0.01**		2.63
b) Others	**1,249.16**		1,183.92
		1,249.17	1,186.55
Security and Other Deposits		**243.93**	215.68
Unpaid Dividend (Amount Transferable to Investor Education and Protection Fund, when due)		**7.11**	5.77
Other Liabilities		**133.89**	161.79
Interest accrued but not due on Debentures/and Loans		**52.83**	34.12
		1,686.93	1,603.91

SCHEDULE 12
PROVISIONS

	Current Year	Previous Year
Retirement Benefits	**141.34**	123.20
Provision for Mines Restoration Expenditure	**0.36**	0.25
Proposed Dividend	**275.02**	275.02
Corporate Dividend Tax	**41.38**	41.42
Provision for Taxation (Net of Advance Tax)	**132.78**	127.10
	590.88	566.99

SCHEDULE 13
INTEREST AND DIVIDEND INCOME

	Current Year	Previous Year
i) On Investments		
Interest (Gross) on :		
Government and other Securities	**2.62**	2.57
Dividend (Gross) from :		
a) Trade Investments	**14.99**	7.84
b) Investment in Subsidiary Companies	**31.31**	—
c) Others	**54.23**	75.97
ii) Others : Interest (Gross) on:		
Bank and Other Accounts (Tax deducted at source Rs.6.88 Crores, Previous Year Rs.8.44 Crores)	**55.89**	79.39
	159.04	165.77

Rs. in Crores

			Previous Year
SCHEDULE 14			
OTHER INCOME			
Export Incentives		**23.17**	2.53
Rent Received (Tax deducted at source Rs. 1.09 Crores, Previous Year Rs.0.59 Crore)		**2.42**	2.24
Lease Rent		**0.25**	0.46
Processing Charges (Tax deducted at source Rs.0.08 Crore, Previous Year Rs.0.17 Crore)		**3.94**	7.17
Insurance Claims		**2.07**	3.32
Profit on Sale of Current Investments (Net)		**23.09**	72.40
Profit on Sale of Long Term Investments (Net)		**0.77**	—
Profit on Sale of Fixed Assets and Assets Held for Disposal (Net)		**0.03**	20.99
Excess Provisions Written Back (Net)		**48.36**	24.01
Prior Period Adjustment (Net)		—	0.05
Exchange Rate Difference (Net)		—	1.08
Scrap/Waste Sales (Net of Excise Duty Rs.1.67 Crores, Previous Year Rs.2.10 Crores)		**30.19**	27.85
Miscellaneous Receipts		**57.09**	49.97
		191.38	212.07
SCHEDULE 15			
INCREASE/(DECREASE) IN STOCKS			
Closing Stock			
Finished Goods		**152.60**	216.22
By-Products		**7.92**	5.81
Process Stock		**143.12**	63.80
Waste/Scrap		**4.02**	3.47
		307.66	289.30
Opening Stock			
Finished Goods		**216.22**	119.70
By-Products		**5.81**	9.76
Process Stock		**63.80**	70.20
Waste/Scrap		**3.47**	2.74
		289.30	202.40
Add: (Increase)/Decrease in Excise Duty on Stocks		**16.67**	(10.63)
Stock Transfer from pre-operative expenses (Previous Year - Transfer of Textile units at Bhiwani)		**(1.49)**	53.95
		33.54	130.22
SCHEDULE 16			
RAW MATERIALS CONSUMED			
Opening Stock	**308.03**		341.07
Purchases and Incidental Expenses (includes cost of Lime Stone raised)	**3,375.25**		2,806.48
		3,683.28	3,147.55
Less:			
Sales (includes Stock transfer on transfer of Textile Units at Bhiwani in Previous Year)	**0.96**		11.27
Closing Stock	**618.07**		308.03
		619.03	319.30
		3,064.25	2,828.25

Rs. in Crores

		Previous Year
SCHEDULE 17		
MANUFACTURING EXPENSES		
Consumption of Stores, Spare Parts and Components, Packing Materials and Incidental Expenses	**518.72**	482.84
Power and Fuel	**1,928.47**	1,476.51
Processing Charges	**172.62**	147.92
Repairs to Buildings	**23.15**	20.69
Repairs to Machinery (excluding Spare Parts and Components)	**75.16**	58.25
Repairs to Other Assets	**17.68**	16.26
	2,735.80	2,202.47
SCHEDULE 18		
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES		
Salaries, Wages and Bonus, etc.	**524.22**	486.69
Contribution to Provident and Other Funds	**38.80**	34.76
Welfare Expenses	**29.60**	23.72
Employee Compensation Expenses under ESOP	**5.55**	4.90
	598.17	550.07
SCHEDULE 19		
SELLING, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES		
Commission to Selling Agents	**46.18**	41.55
Brokerage and Discount	**87.31**	76.84
Freight, Handling and Other Expenses	**1,234.48**	1,047.88
Advertisements and Publicity	**201.53**	195.76
Insurance	**13.15**	17.43
Rent (including Lease Rent)	**23.36**	15.07
Rates and Taxes	**57.55**	49.31
Stationery, Printing, Postage and Telephone Expenses	**17.81**	18.59
Travelling and Conveyance	**43.45**	43.45
Legal and Professional Charges	**31.53**	28.61
Bad Debts written off	**0.40**	0.22
Provision for Bad and Doubtful Debts	—	0.48
Research Contribution and Expenses	**8.11**	8.90
Donations (including Rs.3.10 Crores contribution to General Electoral Trust; Previous Year Rs.2.80 Crores)	**15.81**	30.64
Directors' Fee	**0.03**	0.04
Directors' Commission	**12.50**	12.50
Exchange Rate Difference (Net)	**7.01**	—
Miscellaneous Expenses	**120.08**	109.52
	1,920.29	1,696.79
SCHEDULE 20		
INTEREST		
On Fixed Loans and Debentures	**161.67**	138.95
Other Interest	**53.13**	31.38
	214.80	170.33
Less: Interest Capitalised	**72.66**	63.33
	142.14	107.00

SCHEDULE 21

ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

(A) Significant Accounting Policies:

1. **Accounting Concepts:**

   The financial statements are prepared under the historical cost convention (except for certain fixed assets which are revalued) on accrual basis, in accordance with the applicable mandatory Accounting Standards and as per the applicable provisions of the Companies Act, 1956.

2. **Fixed Assets:**

   Fixed assets are stated at cost (including other expenses related to acquisition and installation) less accumulated depreciation/amortisation adjusted by revaluation of certain fixed assets.

3. **Fixed Assets Held for Disposal:**

   Fixed assets held for disposal are stated at lower of net book value and net realisable value.

4. **Foreign Currency Transactions:**

   Foreign currency transactions are recorded at the exchange rate prevailing on the date of transaction. Monetary assets and liabilities in foreign currency existing at balance sheet date are translated at year-end exchange rate. Exchange differences, including premium or discount on forward exchange contracts, arising till the commissioning of fixed assets, relating to borrowed funds and liabilities in foreign currency for acquisition of the fixed assets are adjusted to the cost of fixed assets. Premium or discount on forward exchange contracts is amortised as expense or income over the life of the contract. All other exchange differences are recognised in profit and loss account.

5. **Financial Derivatives:**

   Financial Derivative instruments such as Swaps and Options, are used to hedge risks associated with fluctuations in foreign exchange and interest rates. The derivative contracts are closely linked with the underlying transactions and are intended to be held to maturity. The underlying transactions are recorded as per terms of the financial derivative contracts.

6. **Treatment of Expenditure During Construction Period:**

   Expenditure during construction period is included under Capital Work-in-Progress and the same is allocated to the respective fixed assets on the completion of its construction.

7. **Investments:**

   Current investments are stated at lower of cost and fair value. Long term investments are stated at cost after deducting provisions required for permanent diminution, in the value.

8. **Inventories:**

   Inventories are valued at the lower of cost and net realisable value except waste/scrap, which is valued at net realisable value. The cost is computed on weighted-average basis.

   Finished goods and process stock include cost of conversion and other costs incurred in bringing the inventories to their present location and condition. Obsolete, defective and unserviceable inventories are duly provided for.

9. **Research and Development Expenditure**:

   Revenue expenditure is charged to the profit and loss account and capital expenditure is added to the cost of fixed assets in the year in which it is incurred.

10. **Depreciation/Amortisation:**

    Depreciation/Amortisation charge is provided for on the following basis:

    (a) On fixed assets (other than Revalued Assets) - on written down value method in respect of Viscose Staple Fibre Division Nagda, Engineering Division Nagda and Corporate Finance Division Mumbai and on Straight Line Method in respect of assets of other Divisions including Power Plants at Nagda; applying the rates/ useful life specified in Schedule XIV of the Companies Act, 1956, except as stated hereunder:

Asset	Estimated Useful Life
Leasehold Land	over the period of lease
Capital Expenditure on Assets not owned	5 years
Motor Cars	5 years
Computer Software	3 years
Computer and Other Electronic Office Equipments	4 years
Furniture & Fixtures and Electrical Fittings (showroom)	5 years
Furniture & Fixtures and Electrical Fittings (non-showroom)	7 years
Mobile Phone	3 years

Continuous process plants as defined in Schedule XIV have been classified on technical assessment and depreciation provided accordingly.

SCHEDULE 21 (Contd.)

(b) In respect of Revalued Fixed Assets, on straight line method on the gross value of assets as increased by the amount of revaluation at lower rates, based on life of assets, as ascertained by the valuers.

(c) In respect of fixed assets added/disposed off during the year on *pro-rata* basis with reference to the month of addition/deduction except in case of new projects where it is provided on the basis of days of use.

11. Impairment of Assets:

Carrying amount of assets is reviewed at each Balance Sheet date, if there is indication of impairment, based on the internal and external factors.

The assets are treated as impaired when the carrying amount of assets exceeds its recoverable amount and such impairment loss is charged to Profit and Loss Account in the year in which such impairment is identified. The impairment loss recognised in prior accounting period(s) is reversed to the extent of decrease in the impairment loss.

12. Revenue Recognition:

Sales revenue is recognised on transfer of the significant risks and rewards of ownership of the goods to the buyer and stated at net of sales tax, VAT, trade discounts and rebates but includes excise duty. Income from services is recognised as the services are rendered, based on agreement/arrangement with the concerned parties. Dividend income on investments is accounted for when the right to receive the payment is established. Interest income is recognised on time proportion basis. Certain claims of the Company, viz., export incentives, insurance, railway, etc., in respect of which quantum of accruals cannot be ascertained with reasonable certainty, are accounted on acceptance basis.

13. Employee Benefits:

(a) Short term employee benefits and contribution to defined contribution plans are recognised as an expense on accrual at the undiscounted amount in the Profit and Loss Account.

(b) Post-employment and other long term employee benefits are recognised as an expense, at the present value of the amounts payable determined using actuarial valuation techniques, in the Profit and Loss Account for the year. Actuarial gains and losses in respect of post-employment and other long term benefits are charged to the Profit and Loss Account.

(c) Employee Stock Options Scheme: The intrinsic value of options granted under Employee Stock Options Scheme is recognised as deferred compensation cost and amortised over the vesting period.

14. Government Grants:

Capital grants relating to specific assets are reduced from the gross value of the fixed assets and capital grants for Project Capital Subsidy are credited to Capital Reserve.

Revenue grants are credited to the Profit and Loss Account or deducted from the related expenses.

15. Borrowing Cost:

Interest and other costs in connection with the borrowing of the funds to the extent related/attributed to the acquisition/construction of qualifying fixed assets are capitalised upto the date when such fixed assets are ready for its intended use and other borrowing costs are charged to the Profit and Loss Account.

16. Provision for Current and Deferred Tax:

Provision for Current Tax and Fringe Benefits Tax is made on the basis of estimated taxable income and fringe benefits respectively for the current accounting period in accordance with the provisions of Income Tax Act, 1961.

Deferred Tax resulting from timing difference between book and taxable profit for the year is accounted for using the tax rates and laws that have been enacted or substantially enacted as on the Balance Sheet date. The Deferred Tax Asset is recognised and carried forward only to the extent there is a reasonable certainty that the Deferred Tax Assets will be adjusted in future.

17. Mines Restoration Expenditure

The Company provides for the expenditure to restore the mines based on technical estimates by internal/ external specialists. The total estimate of restoration expenditure is apportioned over the estimated quantities of total mineral reserves and provision is made based on the minerals mined during the year.

18. Operating Leases:

Leases where significant portion of risk and reward of ownership are retained by the Lessor are classified as Operating Leases and lease rentals thereon are charged to the Profit and Loss Account.

19. Provisions/Contingencies

A provision is recognised when there is a present obligation as a result of past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. Provisions are determined based on best estimate of the amount required to settle the obligation at the Balance Sheet date. Contingent liabilities are not recognised and are disclosed in the Notes on Accounts.

SCHEDULE 21 (Contd.)

(B) NOTES ON ACCOUNTS

		Rs. in Crores Previous Year
1.1 Contingent Liabilities not provided for in respect of:		
(a) Claims not acknowledged as debts (Net of tax Rs.259.05 Crores, Previous Year Rs.182.91 Crores)	**387.57**	266.42
(b) Custom Duty which may arise if obligation for exports is not fulfilled against import of raw materials and machinery (Net of Tax Rs. Nil, Previous Year Rs.0.28 Crores)	—	0.43
(c) Custom Duty on import of technical know-how and other services relating to projects against which Bank Guarantee/Bond of Rs.5.36 Crores (Previous Year Rs.5.36 Crores) is furnished	**10.81**	10.81
1.2 Letter of Undertaking-cum-Indemnity, Corporate Guarantee given to Bank/FI for finance provided to subsidiary company	**80.00**	80.00

2. The Ministry of Textiles, vide its orders dated 30th June, 1997, and 1st July, 1999, has deleted cement from the list of commodities to be packed in Jute bags under the Jute Packaging (Compulsory use in Packing Commodities) Act, 1987. In view of this, the Company does not expect any liability for non-despatch of cement in Jute bags in respect of earlier years.

3. Estimated amount of Contracts remaining to be executed on capital account and not provided (net of advance paid Rs.91.84 Crores, Previous Year Rs.360.87 Crores)	**363.30**	910.69

4. Land, Building and Plant & Machinery of some of the Units were revalued on 1st April, 1974, 1st April, 1980, 1st April, 1982, and 1st April, 1985, by approved valuers on the basis of assessment about the then current value of the similar assets. As a result, book value of such assets was increased by Rs.116.40 Crores which had been transferred to Capital Reserve, out of which unamortised balance is only Rs.3.36 Crores.
5. Profit on Sale of Shares of Shree Digvijay Cement Co. Ltd., which ceased to be a subsidiary w.e.f. 25th March, 2008, amounting to Rs.180.27 Crores, is reported as extra ordinary item in Profit and Loss account in previous year.
6. The Profit and Loss Account of the Company for the year ended 31st March, 2009, do not include the financial results of the erstwhile textile units at Bhiwani, as the same were transferred to Grasim Bhiwani Textiles Ltd. (GBTL), a subsidiary of the Company, w.e.f. 1st October, 2007. The impact of the same on the Company's Profit and Loss Account for the year ended 31st March, 2009, is not material.
7. Pursuant to the Framework Agreement dated 10th June, 2008, between the Company and Welspun Power and Steel Ltd. (Welspun), a scheme of Arrangement u/s 391-394 of the Companies Act, 1956, is under implementation for transfer of Sponge Iron Unit of the Company on a 'going concern' basis for a consideration of Rs.1030 Crores to Vikram Sponge Iron Ltd. (VSIL), a subsidiary of the Company, incorporated during the current year. In terms of the subject Agreement, the consideration payable by VSIL to the Company shall be funded by way of infusion of funds into VSIL by Welspun through a combination of equity and debts. Pursuant to such funding by Welspun, and upon the Scheme becoming effective, Welspun will own substantial majority stake in VSIL.

   The Scheme has been sanctioned by the Hon'ble High Court of Madhya Pradesh, Indore Bench, vide its order dated 29th April, 2009. Necessary steps are being taken for making the above Scheme effective.

   The transaction is expected to be completed by June 2009.
8. During the year, the Company has invested
   - Rs.23.81 Crores for acquiring 36000 'A' Class equity shares of AV Cell Inc., Canada, a joint venture of the Company, resulting in increase in the Company's holding from 25% to 45%.
   - 33750 'A' Class equity shares of AV Nackawic Inc., Canada, a joint venture of the Company, against advance paid in Previous Year Rs.27.91 Crores.
   - Rs.26.65 Crores for acquiring 6.75 million 6% Cumulative Redeemable Retractable Non-voting Preferred Shares. of AV Nackawic Inc., Canada.
   - Rs.8.71 Crores for acquiring 2000 shares of Birla Lao Pulp & Plantation Company Ltd.
9. The Ministry of Coal, Government of India, has alloted a Coal block in Jharkhand to the Company together with one other allottee for meeting captive consumption requirement. The Company together with other allottees have formed a Joint Venture Company, i.e., Bhaskarpara Coal Co. Ltd. (BCCL) for the aforesaid purpose. In terms of Joint Venture agreement, the Company has been alloted 23682 equity shares of Rs.10 each aggregating to 47.37% of the paid-up capital of BCCL.

SCHEDULE 21 (Contd.)

10. Advances recoverable in cash or in kind include:

 (a) Payments made to/on behalf of Bhaskarpara Coal Co. Limited Rs.0.10 Crores (Previous Year Nil) and Bina Power Supply Co. Ltd. Rs. Nil (Previous Year Rs.9.34 Crores), are intended to be adjusted against the value of the Equity Shares to be issued in the event of implementation of the related project after getting all regulatory approvals.

 (b) Advance in nature of loan to AV Cell Inc., Canada, Rs.26.79 Crores bearing interest @ 6% p.a.

 (c) Payments made to employees by way of Loans and Advances in the nature of loan where no interest is charged or interest is charged at the rate less than the rate prescribed in Section 372A of Companies Act, 1956.

	Rs. in Crores
Outstanding as on 31st March, 2009	**13.08**
Maximum balance outstanding during the year	**17.10**

11. During the current year, the Company has revised estimated useful life of some of the assets, on account of which depreciation charge is higher by Rs.24.06 Crores. with corresponding decrease in profit for the current year.

12. As required by Section 22 of The Micro, Small and Medium Enterprises Development Act, 2006, the following information is disclosed:

Sr. No.	Particulars		Rs. in Crores Previous Year
(a)	(i) Principal amount remaining unpaid at the end of the accounting year	**0.01**	2.63
	(ii) Interest due on above	—	0.01
(b)	The amount of interest paid by the buyer along with amount of payment made to the suppliers beyond the appointed date	—	—
(c)	The amount of interest accrued and remaining unpaid at the end of the financial year	—	0.01
(d)	The amount of interest due and payable for the period of delay in making payment (which have been paid but beyond the due date during the year) but without adding interest specified under this Act	—	—
(e)	The amount of further interest remaining due and payable in succeeding years, until such interest is actually paid	—	—

13. The following are included under other heads of expenses in the Profit and Loss Account :

(a)	Stores and Spares Consumed	**41.84**	31.72
(b)	Power and Fuel	**33.96**	29.49
(c)	Repairs to Machinery	**23.31**	15.92
(d)	Repairs to Buildings	**0.24**	0.08
(e)	Repairs to Other Assets	**1.07**	0.52
(f)	Salaries, Wages, Bonus and Gratuity	**2.17**	1.65
(g)	Contribution to Provident and Other Funds	**0.10**	0.10
(h)	Welfare Expenses	**0.02**	0.02
(i)	Insurance	**0.01**	0.02
(j)	Royalty and Cess	**98.49**	89.43
(k)	Rates and Taxes	**9.04**	9.68
(l)	Ship Operation and Management Charges	**6.66**	6.96
(m)	Others	**1.55**	2.17

14. Auditors' Remuneration

			Rs.
(a)	Statutory Auditors:		
	Audit Fee	**3309000**	2921360
	Tax Audit Fee	**1103000**	955060
	For Certification and other work	**1282568**	1154563
	Reimbursement of Expenses	**332886**	163741
(b)	Branch Auditors:		
	Audit Fee	**5046225**	4230354
	Tax Audit Fee	**33090**	30337
	For Certification and other work	**1952310**	1335114
	Reimbursement of Expenses	**152926**	293649
(c)	Cost Auditors:		
	Audit Fee	**538264**	374159
	For Certification and other work	**1655**	2360
	Reimbursement of Expenses	**51381**	39517

SCHEDULE 21 (Contd.)

15. (a) **Whole-Time Directors' Remuneration * :**

		Rs. in Crores Previous Year
Salary	**5.45**	5.49
Contribution to Provident Fund and Other Funds	**0.52**	0.47
Perquisites	**0.61**	0.54
	6.58	6.50

* Excluding Contribution to Gratuity Fund.

(b) **Commission to Directors other than Whole-Time Directors**

Commission to Directors other than Whole-Time Directors	**12.50**	12.50
Computation of net profit in accordance with Section 198 of the Companies Act, 1956		
Profit before tax and extra ordinary items as per Profit and Loss Account	**2,247.84**	3,009.90
Add :		
Managerial Remuneration	**6.58**	6.50
Directors' Fee	**0.03**	0.04
Commission to Directors other than Whole-Time Directors	**12.50**	12.50
	2,266.95	3,028.94
Less :		
Write-back of provision for diminution in value of loans	**—**	45.68
Profit on Sale of Long Term Investments (Net)	**0.77**	—
Profit on Sale of Current Investments (Net)	**23.09**	72.40
	23.86	118.08
Net Profit	**2,243.09**	2,910.86
Commission		
- Amount	**12.50**	12.50
- Percentage to Net Profit	**0.56%**	0.43%

16. **Earnings per Share:**

Net profit for the period from ordinary activities attributable to equity shareholders	Rs. in Crores	**1,647.96**	2,047.57
Net profit for the period (after extra ordianry items) attributable to equity shareholders	Rs. in Crores	**1,647.96**	2,232.60
Weighted-average number of equity shares outstanding	Numbers	**91689485**	91689485
Weighted-average potential equity shares on exercise of option	Numbers	*	29813
*As anti-dilutive			
(A) **Basic Earnings Per Share (Face Value of Rs.10 each)**			
From ordinary activities	Rs.	**179.73**	223.32
After extra ordinary items	Rs.	**179.73**	243.49
(B) **Diluted Earnings Per Share (Face Value of Rs.10 each)**			
From ordinary activities	Rs.	**179.73**	223.24
After extra ordinary items	Rs.	**179.73**	243.42

17. **Deferred Tax Assets and Liabilities as on 31st March, 2009, are as under:**

Deferred Tax Assets:		
Accrued Expenses deductible on payment basis	**47.18**	40.10
Expenses allowable in installments in Income Tax	**4.68**	7.24
Others	**0.39**	0.42
	52.25	47.76
Deferred Tax Liabilties :		
Accumulated Depreciation	**916.62**	654.63
Net Deferred Tax Liabilities	**864.37**	606.87

SCHEDULE 21 (Contd.)

18. Details of Company's interest in its Joint Ventures, having Joint Control, as per the requirement of AS-27 on Financial Reporting of Interest in Joint Ventures is as under :

Rs. in Crores

	Particulars	Birla Jingwei Fibres Company Ltd.	Birla Lao Pulp & Plantations Company Ltd.	AV Cell Inc., Canada	AV Nackawic Inc., Canada	Bhaskarpara Coal Co. Ltd.
	% Shares Held	31.00%	40.00%	45.00%	45.00%	47.37%
a	Assets	119.36	30.72	161.42	320.75	0.07
b	Liabilities	49.47	1.48	98.15	238.60	0.04
c	Income	51.29	0.24	221.14	215.90	—
d	Expenses	73.53	1.62	209.70	226.34	—

19. Under the Employee Stock Options Scheme 2006 (ESOS - 2006), the Company has granted 218140 Options to its eligible employees in two tranches, the details of which are as follows:

(A) **Employee Stock Options Scheme:**

Particulars	Tranche I	Tranche II
No. of Options	201530	16610
Method of Accounting	Intrinsic Value	Intrinsic Value
Vesting Plan	Graded Vesting - 25% every year	Graded Vesting - 25% every year
Exercise Period	5 Years from the date of Vesting	5 Years from the date of Vesting
Grant Date	23rd August, 2007	25th January, 2008
Grant Price (Rs. Per Share)	1928	2885
Market Price on the Date of Grant of Option (Rs.)	2728	2885

(B) **Movement of Options Granted:**

	Current Year	Previous Year
Options Outstanding at the beginning of the year	218140	—
Granted during the year	—	218140
Exercised during the year	—	—
Lapsed during the year	9996	—
Options Outstanding at the end of the year	208144	218140
Options Unvested at the end of the year	154574	218140
Options Exercisable at the end of the year	53570	—

SCHEDULE 21 (Contd.)

(C) **Fair Valuation:**

The fair value of options used to compute proforma net income and earnings per equity share has been done by an independent firm of Chartered Accountants on the date of grant using Black-Scholes Model.

The Key assumptions in Black-Scholes Model for calculating fair value as on the date of grant are:

1)	Risk Free Rate	7.78 %
2)	Option Life	Vesting Period (1 Year) + Average of exercise period
3)	Expected Volatility	Tranche I : 33%, Tranche II : 36%
4)	Expected Growth in Dividend	2.38%

The weighted-average fair value of the option, as on date of grant, works out to Rs.1298 per stock option.

Had the compensation cost for the stock options granted under ESOS 2006 been determined, based on fair-value approach, the Company's net profit and earnings per share would have been as per the proforma amounts indicated below:

Rs. in Crores

Particulars	**Current Year**	Previous Year	
		(Before Extra Ordinary Items)	(After Extra Ordinary Items)
Net Profit (As Reported)	1,647.96	2,047.57	2,232.60
Add: Compensation Expenses under ESOS included in the Net Profit	5.55	4.90	4.90
Less: Compensation Expenses under ESOS as per Fair Value	10.20	8.23	8.23
Net Profit (Fair Value Basis)	1,643.31	2,044.24	2,229.27
Basic Earnings per Share (As Reported) - Rs./Share	179.73	223.32	243.49
Basic Earnings per Share (Fair Value Basis) - Rs./Share	179.23	222.95	243.13
Diluted Earnings per Share (As Reported) - Rs./Share	179.73	223.24	243.42
Diluted Earnings per Share (Fair Value Basis) - Rs./Share	179.23	222.88	243.05

20. Segment Reporting

a. Primary Segment Reporting (by Business Segment)

1. Segments have been identified in line with the Accounting Standard on Segment Reporting (AS-17), taking into account the organisational structure as well as the differential risks and returns of these segments. Details of products included in each of the segments are as under:-

Fibre and Pulp	-	Viscose Staple Fibre and Rayon Grade Pulp
Chemicals	-	Caustic Soda and Allied Chemicals
Cement	-	Grey and White Cement
Sponge Iron	-	Sponge Iron
Textiles	-	Fabrics and Yarn

2. Inter-segment transfers of independent marketable products are at market rates.

SCHEDULE 21 (Contd.)

3. Information about Business Segments (For the Current Year 2008-09) :

Rs. in Crores

		Fibre and Pulp	Chemicals	Cement	Sponge Iron	Textiles	Eliminations	Total Company
A	**REVENUE**							
1a.	Gross Sales (External)	2,606.68	418.91	7,880.53	1,112.66	53.89		12,072.67
1b.	Gross Sales (Inter-segment)	31.37	163.52	1.03			(195.92)	
	Total Gross Sales	**2,638.05**	**582.43**	**7,881.56**	**1,112.66**	**53.89**	**(195.92)**	**12,072.67**
2a.	Other Income	94.20	5.91	57.73	11.94	4.71	(0.85)	173.64
2b.	Unallocated Corporate Other Income							176.78
	Total Other Income	**94.20**	**5.91**	**57.73**	**11.94**	**4.71**	**(0.85)**	**350.42**
3.	**Total Revenue**	**2,732.25**	**588.34**	**7,939.29**	**1,124.60**	**58.60**	**(196.77)**	**12,423.09**
B	**RESULTS**							
1.	**Segment Result (PBIT)**	**410.91**	**127.11**	**1,630.46**	**101.19**	**1.39**		**2,271.06**
2.	Unallocated Corporate Income/(Expenses)							118.92
3.	Interest Expense							(142.14)
4.	**Profit before Exceptional Items and Tax**							**2,247.84**
5.	Exceptional Items							—
6.	**Profit before Tax from Ordinary Activities**							**2,247.84**
7.	Provision for Current Tax							(342.38)
8.	Deferred Tax							(257.50)
9.	**Net Profit for the Period**							**1,647.96**
C	**Other Information :**							
1.	**Segment Assets**	**1,991.65**	**398.72**	**8,013.26**	**623.88**	**30.24**		**11,057.75**
2.	Unallocated Corporate Assets							4,956.96
3.	**Total Assets**							**16,014.71**
4.	**Segment Liabilities**	**187.11**	**36.52**	**1,298.25**	**70.90**	**7.63**		**1,600.41**
5.	Unallocated Corporate Liabilities							4,936.72
6.	**Total Liabilities**							**6,537.13**
7.	**Capital Expenditure**	**198.69**	**75.27**	**1,466.47**	**2.31**	**0.71**		**1,743.45**
8.	Unallocated Corporate Capital Expenditure							1.00
9.	**Total Capital Expenditure**							**1,744.45**
10.	**Depreciation and Amortisation**	**105.36**	**28.26**	**281.83**	**33.50**	**1.05**		**450.00**
11.	Unallocated Corporate Depreciation and Amortisation							6.97
12.	**Total Depreciation and Amortisation**							**456.97**
13.	**Significant Non Cash Expenses other than Depreciation and Amortisation**							**10.45**

SCHEDULE 21 (Contd.)

Information about Business Segments (For Previous Year 2007-2008) :

Rs. in Crores

			Fibre and Pulp	Chemicals	Cement	Sponge Iron	Textiles	Eliminations	Total Company
A		**REVENUE**							
	1a.	Gross Sales (External)	3,142.15	309.85	6,839.38	1,095.49	164.69		11,551.56
	1b.	Gross Sales (Inter-Segment)	41.76	164.61	2.20	-	0.19	(208.76)	—
		Total Gross Sales	**3,183.91**	**474.46**	**6,841.58**	**1,095.49**	**164.88**	**(208.76)**	**11,551.56**
	2a.	Other Income	81.10	15.60	44.39	14.59	11.07	(0.89)	165.86
	2b.	Unallocated Corporate Other Income							211.98
		Total Other Income	**81.10**	**15.60**	**44.39**	**14.59**	**11.07**	**(0.89)**	**377.84**
	3.	**Total Revenue**	**3,265.01**	**490.06**	**6,885.97**	**1,110.08**	**175.95**	**(209.65)**	**11,929.40**
B		**RESULTS**							
	1.	**Segment Result (PBIT)**	**1,012.02**	**114.01**	**1,677.64**	**125.55**	**(0.72)**		**2,928.50**
	2.	Unallocated Corporate Income/(Expenses)							142.72
	3.	Interest Expense							(107.00)
	4.	**Profit before Exceptional Items and Tax**							**2,964.22**
	5.	**Exceptional Items:**							
		Write back of Prov. for diminution in Value of Loan							45.68
	6.	**Profit before Tax from Ordinary Activities**							**3,009.90**
	7.	Provision for Current Tax							**(952.71)**
	8.	Deferred Tax							(9.62)
	9.	**Profit after Tax from Ordinary Activities**							**2,047.57**
	10.	**Extra Ordinary Items**							
		Profit on Transfer of Textile Unit at Bhiwani							4.76
		Profit on Sale of Shares of Subsidiary Company							180.27
	11.	**Net Profit for the Period**							**2,232.60**
C.		**Other Information :**							
	1.	**Segment Assets**	**1,955.25**	**354.35**	**6,586.40**	**532.17**	**28.72**		**9,456.89**
	2.	Unallocated Corporate Assets							4,663.46
	3.	**Total Assets**							**14,120.35**
	4.	**Segment Liabilities**	**273.32**	**22.21**	**1,127.13**	**73.33**	**5.56**		**1,501.55**
	5.	Unallocated Corporate Liabilities							4,478.09
	6.	**Total Liabilities**							**5,979.64**
	7.	**Capital Expenditure**	**350.75**	**47.27**	**2,462.62**	**14.45**	**15.90**		**2,890.99**
	8.	Unallocated Corporate Capital Expenditure							6.63
	9.	**Total Capital Expenditure**							**2,897.62**
	10.	**Depreciation and Amortisation**	**85.09**	**24.04**	**198.69**	**34.33**	**7.00**		**349.15**
	11.	Unallocated Corporate Depreciation and Amortisation							4.12
	12.	**Total Depreciation and Ammortization**							**353.27**
	13.	**Significant Non Cash Expenses other than Depreciation and Amortisation**							**4.90**

b. Secondary Segment Reporting (by geographic segment) - Being insignificant, not given.

SCHEDULE 21 (Contd.)

21 **Related Party Transactions :**

a. Parties where control exists -

Subsidiaries:

Sun God Trading And Investment Ltd.
Samruddhi Swastik Trading And Investment Ltd.
Shree Digvijay Cement Company Ltd. (ceased to be Subsidiary w.e.f. 25th March, 2008)
UltraTech Cement Ltd.
Dakshin Cement Ltd.
UltraTech Ceylinco (Pvt.) Ltd.
Harish Cement Ltd.
Grasim Bhiwani Textiles Ltd.
Vikram Sponge Iron Ltd. (w.e.f. 27th June, 2008)

b. Other Related Parties with whom transactions have taken place during the year :

Joint Ventures :

Idea Cellular Ltd. (upto 31st December, 2008)
AV Cell Inc., Canada
AV Nackawic Inc., Canada
Birla Jingwei Fibres Co. Ltd., China
Birla Lao Pulp & Plantations Company Ltd., Laos
Bhaskarpara Coal Co. Ltd.
Madanpur (North) Coal Company (Pvt.) Ltd.

Associates :

Aditya Birla Science & Technology Company Ltd.
Idea Cellular Ltd. (from 1st January, 2009)

Key Management Personnel:

i) Shri Shailendra K. Jain, Whole-Time Director
Relatives of Shri Shailendra K. Jain :
— Smt. Niharika Jain, Wife
— Shri Suvvrat Jain, Son
— Shri Devavrat Jain, Son

ii) Shri D.D. Rathi, Whole-Time Director
Enterprise where significant influence exists:
— Vishal Industries and Chemicals Pvt. Ltd.

c. **Nature of Transactions**

Rs. in Crores

	Particulars	Subsidiaries	Joint Ventures	Associates	Key Management Personnel	Relatives of Key Management Personnel	Enterprise where significant influence exists	Total
1.	Sales and Services	74.17	6.95	Nil	Nil	Nil	Nil	81.12
		50.08	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*	*50.08*
2.	Interest and other Income Received/Receivable	36.61	1.61	0.52	Nil	Nil	Nil	38.74
		47.55	*Nil*	*0.38*	*Nil*	*Nil*	*Nil*	*47.93*
3.	Purchases of Goods/Payment for Other Services	91.26	286.46	6.68	6.58	0.08	0.06	391.12
		65.06	*143.02*	*5.18*	*6.50*	*0.06*	*0.01*	*219.83*
4.	Finance Provided	18.10	26.79	3.12	Nil	Nil	Nil	48.01
		57.40	*27.96*	*6.63*	*Nil*	*Nil*	*Nil*	*91.99*
5.	Repayment against Finance Provided	212.39	Nil	2.85	0.11	Nil	Nil	215.35
		0.62	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*	*0.62*
6.	Interest Paid	1.52	Nil	Nil	Nil	Nil	Nil	1.52
		Nil	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*
7.	Dividend Received	31.31	Nil	Nil	Nil	Nil	Nil	31.31
		Nil	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*
8.	Sale of Fixed Assets	2.73	Nil	Nil	Nil	Nil	Nil	2.73
		0.18	*0.01*	*Nil*	*Nil*	*Nil*	*Nil*	*0.19*
9.	Purchase of Fixed Assets	22.90	Nil	Nil	Nil	Nil	Nil	22.90
		5.74	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*	*5.74*
10.	Outstanding Balances as on 31st March :							
	Investments (Debentures)	9.65	Nil	Nil	Nil	Nil	Nil	9.65
		33.72	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*	*33.72*
	Debtors	0.20	2.02	Nil	Nil	Nil	Nil	2.22
		4.82	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*	*4.82*
	Loans and Advances	213.11	26.79	10.91	Nil	Nil	1.60	252.41
		408.52	*27.96*	*10.26*	*0.11*	*Nil*	*1.60*	*448.45*
	Creditors	8.21	Nil	Nil	Nil	Nil	Nil	8.21
		4.21	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*	*4.21*
11.	Guarantees and Collaterals	80.00	Nil	Nil	Nil	Nil	Nil	80.00
		80.00	*Nil*	*Nil*	*Nil*	*Nil*	*Nil*	*80.00*

Note: Previous Year figures are given in italics

SCHEDULE 21 (Contd.)

22. **Retirement Benefits**

A **Defined Benefit Plans :**

a) Gratuity: The employees' gratuity fund scheme is managed by a Trust. The present value of obligation is determined based on actuarial valuation using the projected Unit Credit Method, which recognises each period of service as giving rise to additional unit of employee benefit entitlement and measure each unit separately to build up final obligation.

The amount recognised in respect of gratuity (funded by the Company) is as under:

Rs. in Crores

		Current Year	Previous Year
(i)	Present Value of the funded defined benefit obligation at the end of the period	**202.61**	174.20
	Fair Value of Plan Assets	**173.84**	139.88
	Net Liabilities/(Assets)	**28.77**	34.32
(ii)	The amounts recognised in salary, wages and employee benefits in the Profit and Loss Account as follows in respect of gratuity :		
	Current Service Cost	**11.72**	9.41
	Interest on defined benefit obligations	**13.88**	12.53
	Expected Return on Plan Assets	**(10.02)**	(10.71)
	Net Actuarial (Gain)/Loss recognised during the period	**13.19**	23.88
	Net Cost	**28.77**	35.11
	Less: Capitalised as pre-operative expenses in respect of projects/old disputed settlements	**1.77**	0.33
	Net Charge to Profit and Loss Account	**27.00**	34.78
(iii)	**Actual Return on Plan Assets**		
	Expected Return on Plan Assets	**10.02**	10.71
	Actuarial Gain/(Loss) on Plan Assets	**4.18**	2.96
	Actual return on Plan Assets	**14.20**	13.67
(iv)	**Reconciliation of Present Value of the Obligation and the Fair Value of the Plan Assets:**		
	Opening defined benefit obligation as on 1st April, 2008	**174.20**	149.02
	Current Service Cost	**11.72**	9.41
	Interest Cost	**13.88**	12.53
	Actuarial (Gain)/Loss	**17.29**	26.84
	Extinguished liability (on transfer of Textile Unit at Bhiwani to a subsidiary)	—	(10.55)
	Benefits Paid	**(14.48)**	(13.05)
	Closing defined benefit obligation as on 31st March, 2009	**202.61**	174.20
(v)	**Change in Fair Value of the Plan Assets**		
	Opening Fair Value of the Plan Assets	**139.88**	148.73
	Expected Return on Plan Assets	**10.02**	10.71
	Actuarial (Gain)/Loss	**4.18**	2.96
	Extinguished Liability (on transfer of Textile Unit at Bhiwani to a subsidiary)	—	(10.55)
	Contributions by the Employer	**34.24**	1.08
	Benefits Paid	**(14.48)**	(13.05)
	Closing Fair Value of the Plan Assets	**173.84**	139.88
(vi)	**Experience Adjustments**		
	Defined Benefit Obligation	**202.61**	174.20
	Plan Assets	**173.84**	139.88
	Surplus/(Deficit)	**28.77**	(34.32)
	Experience Adjustment on Plan Liabilities	**21.37**	10.69
	Experience Adjustment on Plan Assets	**4.18**	2.96

SCHEDULE 21 (Contd.)

	Current Year	Rs. in Crores Previous Year
(vii) **Investment Details of Plan Assets**		
Government of India Securities	**33%**	38%
Corporate Bonds	**23%**	21%
Insurer Managed Fund	**39%**	52%
Others	**5%**	-11%
Total	**100%**	100%

(viii) (a) The fair value of plan assets includes 8.80% Non-Convertible Debenture of the Company of face value of Rs.1.20 Crores purchased at Rs.1.19 Crores.

(b) There are no amount included in the fair value of plan assets for:

i) Company's own financial instrument other than those mentioned above [(viii) (a)]

ii) Property occupied by or other assets used by the Company.

(c) The overall expected rate of return on assets is determined based on the market prices prevailing on that date, applicable to the period over which the obligation is to be settled.

	Current Year	Previous Year
(ix) **Principal Actuarial Assumptions at the Balance Sheet Date**		
Discount/Rate	**7.95%**	7.75%
Estimated Rate of Return on Plan Assets	**7.50%**	7.50%
The estimates of future salary increases are considered taking into account inflation, seniority promotion and other relevant factors	**8.00%**	8.00%

b) The obligation for compensated absence is recognised in the same manner as gratuity, amounting to Rs.13.30 Crores (Previous Year Rs.9.09 Crores) for the year ended 31st March, 2009.

B **Defined Contribution Plans -**

Amount recognised as expense and included in the Schedule 18 - "Contribution to Provident and Other Funds — Rs.38.80 Crores. (Previous Year Rs.34.76 Crores).

23 **Disclosure of Derivative Instruments**

(i) *Derivative Instruments as on 31st March, 2009:*

(Amount in Mln.)

Type of Instrument	Type of Exposure	Currency	Current Year	Previous Year	Cross Currency
A. Forward Contracts (for hedging of foreign currency exposure)	Exports (Receivables)	USD	—	5.00	INR
	Import (Payables)	USD	35.55	—	INR
		Euro	15.30	—	USD
		CHF	0.58	—	USD
		DKK	6.12	—	INR
	Import Trade Finance	USD	29.26	13.55	INR
		JPY	2,727.35	1,043.88	USD
		Euro	—	0.70	INR
	Capital Imports (Payables)	USD	—	5.06	INR
		Euro	—	11.28	USD
B. Options (for hedging of foreign currency exposure)	Import Trade Finance	USD	—	5.50	INR
	Capital Imports (Payables)	Euro	—	3.50	INR
C. Currency and Interest Rate Swaps (for hedging foreign currency and interest rate exposure)	External Commercial Borrowings	USD	25.00	75.00	INR
		JPY	39,688.00	31,615.20	INR
	Import Trade Finance	JPY	3,905.11	3,179.84	INR

(ii) Unhedged Foreign Currency Exposure as on 31st March 2009

(Amount in Mln.)

Type of Exposure	**Currency**	**Current Year**	Previous Year
Import Trade Finance (Loan)	USD	—	4.71
	JPY	—	236.50
Export (Receivables)	USD	2.25	—
	Euro	0.80	—
Imports (Payable)	USD	—	7.12
	Euro	—	0.17
	JPY	—	0.21

Rs. in Crores

	Current Year	Previous Year
24. Provisions made for Mines closure/restoration		
Opening Balance	0.25	0.12
Add: Provision made during the year	0.11	0.13
Less: Utilised during the year	—	—
Closing Balance during the year	0.36	0.25

25. All the amounts in rupees have been rounded off to Rupees Crores with lacs in decimals as approved under Section 211(1) of the Companies Act, 1956 vide approval letter No.3/62/81-CL-VI dated 03-09-1981 of the Government of India, Ministry of Law, Justice and Company Affairs. Figures of Rs.50,000 or less have been shown at actuals in brackets.

26. Previous year's figures have been regrouped and rearranged wherever necessary to conform to this year's classification.

27. Additional information required under Part II of Schedule VI to the Companies Act, 1956, is as per Schedule 22.

SCHEDULE 22

ADDITIONAL INFORMATION UNDER PART II OF SCHEDULE VI TO THE COMPANIES ACT, 1956

1. CAPACITY AND PRODUCTION

	Products	Unit	Installed Capacity (Quantity)		Production # (Quantity)	
			2008-09	2007-08	**2008-09**	2007-08
1.	Viscose Staple Fibre/Polynosic/ HWM/Hi-Performance/Speciality Fibre	Tonne	**333975**	333975	**232745**	279901
2.	Sulphuric Acid (Captive and Intermediate Products)	Tonne	**277045**	222295	**183884**	231216
3.	Carbon-di-Sulphide (Captive and Intermediate Products)	Tonne	**57785**	52610	**42528**	50109
4.	Rayon Grade Pulp	Tonne	**70000**	70000	**73482**	73648
5.	Rayon Grade Caustic Soda	Tonne	**258000**	258000	**207226**	188537
6.	Stable Bleaching Powder	Tonne	**29436**	15000	**23698**	21583
7.	Man-Made Fibre Fabrics @	Mtr. (in 000's)	**—**	—	**—**	8413
8.	Man-Made Fibre Yarn @	Kg. (in 000's)	**8832** Spindles	8832 Spindles	**2143**	5382
9.	Cement	Tonne	**19650000**	16750000	**16318294**	15363809
10.	Ready Mix Concrete	Cu. Metre	**6660768**	5593056	**2430474**	1953323
11.	White Cement	Tonne	**560000**	475000	**441118**	407882
12.	Putty	Tonne	**200000**	200000	**162361**	115868
13.	Industrial Machinery	Tonne	**15950**	15950	##	##
14.	Poly Aluminium Chloride	Tonne	**36000**	36000	**38174**	31405
15.	Chloro Sulphonic Acid	Tonne	**23400**	16500	**14079**	17713
16.	Sponge Iron	Tonne	**900000**	900000	**420156**	562000

Notes:

(a) Licensed capacity not indicated due to abolition of industrial licences under The Industries (Development and Regulation) Act, 1951.

(b) The Installed Capacities are certified by the Management and accepted by the Auditors as correct, being a technical matter.

(c) Installed capacities indicated above include those vested in the Company consequent to the Scheme of Arrangement. Necessary applications have been submitted to obtain endorsement of the name of the Company.

(d) # Includes third party processing.

(e) ## Quantitative data cannot be given as production represents fabrication, machining, etc., against individual orders for made-to-order machines/equipment.

(f) @ Capacities of erstwhile textile units at Bhiwani transferred to GBTL w.e.f. 1st October, 2007, man-made fibre yarn capacities shown for 2007-08 pertains to Vikram Woollens Unit of the Company.

SCHEDULE 22 (Contd.)

2. TURNOVER AND STOCKS

(Value Rs. in Crores)

	Products	Unit	Turnover				Stock					
			2008-09		2007-08		**As on 31.3.2009**		As on 31.3.2008		As on 31.3.2007	
			Quantity	**Value**	Quantity	Value	**Quantity**	**Value**	Quantity	Value	Quantity	Value
1.	Viscose Staple Fibre	Tonne	**236920** **1543***	**2,431.89**	266801 2980*	3,014.12	**7929**	**62.00**	13647	113.67	3527	24.07
2.	Rayon Grade Pulp	Tonne	 **73718***		 73289*		**1405**	**3.68**	1641	3.96	1282	2.88
3.	Rayon Grade Caustic Soda	Tonne	**127944** **79576***	**290.58**	93710 93646*	175.48	**3600**	**5.06**	3894	4.76	2713	3.39
4.	Stable Bleaching Powder	Tonne	**23867**	**22.53**	21641	20.82	**272**	**0.19**	441	0.32	499	0.38
5.	Man-Made Fibre Fabrics #	(000' Mtrs.) (000' Mtrs.)			8956 17*	103.16			—	—	1909	18.65
6.	Man-Made Fibre Yarns #	Kgs. (in 000's)	**2166**	**53.57**	3360 1934*	60.92	**106**	**3.02**	99	1.91	455	6.35
7.	Industrial Machinery	Tonne		**16.92**		18.76						
8.	Poly Aluminium Chloride	Tonne	**36713** **879***	**38.81**	29112 919*	25.99	**3277**	**3.23**	2695	2.77	1321	1.27
9.	Chlorosulphonic Acid	Tonne	**14106**	**19.04**	17707	18.16	**50**	**0.01**	77	0.06	71	0.04
10.	Cement	Tonne	**16188900** **346672***	**6,371.66**	15129402 482060*	5,721.46	**142140**	**33.44**	162924	40.28	174073	38.50
11.	Ready Mix Concrete	Cu. Metre	**2428233** **2241***	**680.93**	1950952 2519*	530.30						
12.	White Cement	Tonne	**404024** **34370***	**363.37**	371276 25019*	302.04	**22762**	**12.83**	20038	10.14	8451	4.16
13.	Putty	Tonne	**159817** **63***	**354.49**	113894 71*	264.45	**9362**	**8.91**	6881	7.04	4978	5.54
14.	Sponge Iron	Tonne	**423414**	**1,051.89**	557187	1,021.24	**9340**	**14.84**	12598	21.16	7785	11.01
15.	Others @			**376.99@**		274.66@		**5.39**		10.15		3.47
				12,072.67		11,551.56		**152.60**		216.22		119.70

Notes:

1. * Inter-Divisional Transfers/Captive Consumption.
2. @ Includes Service Income Rs.8.98 Crores (Previous Year Rs.8.16 Crores), Tax deducted at source Rs.1.06 Crore (Previous Year Rs.0.90 Crore).
3. # Stock Transfer on account of transfer of textile units at Bhiwani - Man-made fabrics - 2428 ('000 Mtrs.) and Yarn - 444 ('000 Kgs.) during the previous year.

SCHEDULE 22 (Contd.)

3. RAW MATERIALS, STORES, SPARE PARTS AND COMPONENTS (Value Rs. in Crores)

		Unit	2008-09		2007-08	
			Quantity	**Value**	Quantity	Value
a)	Raw Materials Consumed:					
	Pulp Wood	Tonne	**223480**	**105.04**	224622	93.94
	Dissolving Pulp	Tonne	**163546**	**737.14**	210679	809.63
			73718*		73330*	
	Caustic Soda	Tonne	**58813**	**119.48**	69837	117.86
			74686*		90186*	
	Sulphur	Tonne	**102715**	**209.68**	124664	162.68
	Salt	Tonne	**330688**	**51.29**	302477	35.09
	Hydrated Lime	Tonne	**18247**	**5.31**	16463	5.43
	Man-made Fibre Yarn	Kg. (in 000's)	—	—	1366	21.76
					1934*	
	Cotton/Man-made Fibres	Kg. (in 000's)	**365**	**3.57**	2454	20.81
			1490*		2870*	
	Lime Stone	Tonne	**19209999**	**178.85**	17179919	150.48
	Clinker	Tonne	**251753**	**52.08**	77550	14.65
			1192900*		935840*	
	Chemicals (for Wall Care Putty)	Tonne	**4537**	**75.16**	3270	48.75
	Gypsum	Tonne	**675164**	**78.99**	704433	72.77
	Fly Ash	Tonne	**2868573**	**121.94**	2365533	106.13
			—		8321*	
	Laterite, Hametite, etc.	Tonne	**796860**	**64.03**	636813	45.67
	Sand (for Ready Mix Concrete)	Tonne	**1687431**	**77.93**	1544334	59.83
	Aggregates (for Ready Mix Concrete)	Tonne	**2613502**	**117.62**	2138987	89.89
	Steel Plates, Sheets, etc.	Tonne	**1016**	**4.65**	1108	6.56
	Natural Gas	SMQ ('000)	**136547**	**113.66**	152613	109.64
	Naptha	Tonne	**13083**	**43.32**	25755	84.55
	Propane	Tonne	**10711**	**49.37**	18591	61.22
	Iron Ore Pellets	Tonne	**169761**	**171.64**	162000	86.28
	Iron Ore Lumps	Tonne	**497360**	**358.45**	716065	363.65
	Others			**325.05**		260.98
				3,064.25		2,828.25
	* Consumption of own Production					
b)	Purchase of Finished Goods:					
	Fabrics	Mtr. (in 000's)	—	—	1079	15.92
	Yarn	Kg. (in 000's)	**30**	**1.89**	—	—
	Cement	Tonne	**196494**	**63.96**	236504	79.41
	Ready Mix Concrete	Tonne		—	148	0.04
	Others			**0.09**		2.03
				65.94		97.40
c)	Imports at CIF Value :					
	Raw Materials			**995.34**		563.86
	Spare Parts, Components and Coal			**302.37**		272.34
	Capital Goods			**232.63**		558.82

SCHEDULE 22 (Contd.)

d) Total Value of Raw Materials, Stores, Spare Parts and Components Consumed:

(Value Rs. in Crores)

	Raw Materials				Stores, Spare Parts, Components, etc.			
	2008-09		2007-08		**2008-09**		2007-08	
	Value	**%**	Value	%	**Value**	**%**	Value	%
Imported	**773.54**	**25.24**	603.07	21.32	**74.25**	**13.25**	50.48	9.81
Indigenous	**2,290.71**	**74.76**	2,225.18	78.68	**486.31**	**86.75**	464.08	90.19
	3,064.25	**100.00**	2,828.25	100.00	**560.56**	**100.00**	514.56	100.00

		2008-09	2007-08
4.	**EXPENDITURE IN FOREIGN CURRENCY**		
i)	Technical Know-how and Services	**2.87**	16.28
ii)	Professional and Consultancy Fees	**4.94**	1.82
iii)	Interest and Commitment Charges on Foreign Currency Loans/Debentures	**5.19**	1.07
iv)	Others	**5.30**	7.01
5.	**EARNINGS IN FOREIGN EXCHANGE:**		
i)	Export of Goods - On F.O.B. Basis	**500.30**	377.81
ii)	Technical Know-how and Service Charges	**0.24**	0.38
iii)	Interest and Dividend	**15.43**	8.58
iv)	Others	**0.05**	0.09

6. DIVIDEND TO NON-RESIDENT SHAREHOLDERS : (Rs. in Lacs)

Year	**No. of Shareholders**	**No. of Shares Held**	**Amount of Dividend Remitted**
For FY 2005-06	5284	32641132	6,528.22#
For FY 2006-07 (Interim)	5374	34997629	9,624.35#
For FY 2007-08	5393	33939243	10,181.77#

Includes dividend sent to Bankers/Mandatees of Non-Resident Shareholders as under:

	Rs. in Lacs
For FY 2005-06	5,997.83
For FY 2006-07 (Interim)	8,895.32
For FY 2007-08	9,338.07

Signatures to Schedules '1' to '22'

As per our separate report attached

For G.P. KAPADIA & CO.,
Chartered Accountants

ATUL B. DESAI
Partner

KUMAR MANGALAM BIRLA
Chairman

M.L. APTE
B.V. BHARGAVA
CYRIL SHROFF
S.G. SUBRAHMANYAN
Directors

Mumbai
Dated: 19th May, 2009

ASHOK MALU
Company Secretary

D.D. RATHI
Whole-Time Director & CFO

SHAILENDRA K. JAIN
Whole-Time Director

ADDITIONAL INFORMATION UNDER PART IV OF SCHEDULE VI TO THE COMPANIES ACT, 1956

Balance Sheet Abstract and General Business Profile

1. Registration Details

Registration No.	10-00410	State Code	10
Balance Sheet Date	31-03-09		

2. Capital raised during the year (Amount in Rs. Thousands)

Public Issue	Rights Issue
NIL	NIL
Bonus Issue	Private Placement
NIL	NIL

3. Position of Mobilisation and Development of Funds (Amount in Rs. Thousands)

	Total Liabilities	Total Assets
	160147125	160147125
Sources of Funds :	Paid-up Capital	Reserves & Surplus
	916895	93754511
	Secured Loans	Unsecured Loans
	22049988	11899433
Application of Funds :	Net Fixed Assets	Investments
	83077776	46090964
	Net Current Assets	Miscellaneous Expenditure
	8200233	NIL
	Accumulated Losses	
	NIL	

4. Performance of the Company (Amount in Rs. Thousands)

Turnover	Total Expenditure
120726741	95400052
+ - Profit/(Loss) before Tax	+ - Profit/(Loss) after Tax
22478381	16479609
Earnings per Share (Rs.)	Dividend Rate (%)
179.73	300%

5. Generic Names of three principal products/services of the Company (As per monetary terms)

a) Item Code No.	550410-00
Product Description	STAPLE FIBRE
b) Item Code No.	252329-01
Product Description	GREY PORTLAND CEMENT
c) Item Code No.	720310-00
Product Description	SPONGE IRON

KUMAR MANGALAM BIRLA
Chairman

M.L. APTE
B.V. BHARGAVA
CYRIL SHROFF
S.G. SUBRAHMANYAN
Directors

Mumbai
Dated: 19th May, 2009

ASHOK MALU
Company Secretary

D.D. RATHI
Whole-Time Director & CFO

SHAILENDRA K. JAIN
Whole-Time Director

CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH,2009

(Rs. in Crores)

		Current Year		Previous Year	
A.	**Cash Flow from Operating Activities**				
	a. Net Profit before Tax and Exceptional Item	**2,247.84**		2,964.22	
	Adjustment for :				
	Depreciation	456.97		353.27	
	Interest Expenses	142.14		107.00	
	Interest Income	(58.51)		(81.96)	
	Dividend Income	(100.53)		(83.81)	
	Provision for Bad and Doubtful Debts	—		0.48	
	Employee Compensation Expenses under ESOP	5.55		4.90	
	Profit/Loss on Sale of Fixed Assets (Net)	(0.03)		(20.99)	
	Profit on Sale of Long Term Investment (Net)	(0.77)		—	
	Profit on Sale of Current Investments (Net)	(23.09)		(72.40)	
	b. Operating Profit before Working Capital Changes	**2,669.57**		3,170.71	
	Adjustments for :				
	Trade and Other Receivables	(64.43)		(406.83)	
	Inventories	(399.80)		(214.94)	
	Assets Held for Disposal	3.29		10.19	
	Trade Payables	81.22		451.76	
	c. Cash Generated from Operations	**2,289.85**		3,010.89	
	Direct Taxes Paid (Net)	(336.70)		(919.86)	
	Cash from Operating Activities	**1,953.15**		2,091.03	
	Net Cash from Operating Activities		**1,953.15**		2,091.03
B.	**Cash Flow from Investing Activities**				
	Purchase of Fixed Assets	(1,666.08)		(2,820.77)	
	Sale of Fixed Assets	24.45		18.22	
	Purchase of Investments	(558.54)		(276.97)	
	Sale of Investments	54.09		471.23	
	Loans & Advances to Joint Ventures, Subsidiaries & others	205.05		(67.16)	
	Interest Received	58.73		81.96	
	Dividend Received	100.53		83.81	
	Net Cash from/(used in) Investing Activities before Extra Ordinary Items	**(1,781.77)**		(2,509.68)	
	Extra Ordinary Items				
	- Sales proceeds from sale of shares of subsidiary - Shree Digvijay Cement Company Limited.	—		298.00	
	- Proceeds on Transfer of Textile Units at Bhiwani	—		83.16	
	Net Cash from/(used in) Investing Activities		**(1,781.77)**		(2,128.52)
C.	**Cash Flow from Financing Activities**				
	Proceeds from Borrowings	780.27		674.21	
	Repayments of Borrowings	(454.56)		(438.23)	
	Interest Paid	(196.08)		(169.62)	
	Dividends Paid	(273.68)		(17.75)	
	Corporate Dividend Tax	(41.42)		—	
	Net Cash from/(used in) Financing Activities		**(185.47)**		48.61
D.	**Net Increase/(Decrease) in Cash and Cash Equivalent**		**(14.09)**		11.12
	Cash and Cash equivalent at beginning of the year		**127.47**		116.38
	Less : Cash Balance of Textile Units at Bhiwani Transferred		—		0.03
	Cash and Cash Equivalent at the end of the year		**113.38**		127.47

(Cash and Cash Equivalent represent Cash and Bank balances)

Note : Previous year figures have been regrouped/recast wherever necessary.

As per our separate report attached

For G.P. KAPADIA & CO.,
Chartered Accountants

ATUL B. DESAI
Partner

KUMAR MANGALAM BIRLA
Chairman

M.L. APTE
B.V. BHARGAVA
CYRIL SHROFF
S.G. SUBRAHMANYAN
Directors

Mumbai
Dated: 19th May, 2009

ASHOK MALU
Company Secretary

D.D. RATHI
Whole-Time Director & CFO

SHAILENDRA K. JAIN
Whole-Time Director

Name of the Subsidiary Company	Dakshin Cements Limited#	Grasim Bhiwani Textiles Limited	Harish Cement Limited	Samruddhi Swastik Trading And Investments Limited	Sun God Trading And Investments Limited	UltraTech Cement Limited*	UltraTech Ceylinco Private Limited#	Vikram Sponge Iron Limited
1 Financial Year of the Subsidiary ended on	31.03.2009	31.03.2009	31.03.2009	31.03.2009	31.03.2009	31.03.2009	31.03.2009	31.03.2009
2 Holding Company's Interest								
i) Equity Shares of Rs.10 each								
a) Number of Shares Fully paid	50,000	2,00,40,000	50,000	65,00,000	49,000	6,81,92,294	40,000,000	1,00,000
b) % Share held by Grasim Industries Limited and its Subsidiaries	100%	99.95%	100%	100%	100%	54.78%	80%	100%
ii) 15% Redeemable Cumulative Preference Shares								
a) Number of Shares (Face Value Rs.100 each) Fully Paid-up	—	—	—	—	100	—	—	—
b) % Share held by Grasim Industries Limited and its Subsidiaries	—	—	—	—	100%	—	—	—
	Rs. in Lacs	Rs. in Lacs	Rs. in Lacs	Rs. in Lacs	Rs. in Lacs	Rs. in Lacs	Rs. in Lacs	Rs. in Lacs
3 Net aggregate amount of Profit/(Losses) of the Subsidiary, so far as they concern members of Grasim Industries Limited								
i) For the Financial Year of Subsidiary								
a) Dealt with in the accounts of the Holding Company	NIL	NIL	NIL	NIL	NIL	3,384.45	261.30	—
b) Not dealt with in the accounts of the Holding Company	NIL	26.20	NIL	427.91	NIL	53,521.16	79.43	—
ii) For the previous Financial years of the Subsidiary since it became the holding Company's Subsidiary								
a) Dealt with in the accounts of the Holding Company	NIL	NA	NIL	NIL	NIL	4253.33	518.49	—
b) Not dealt with in the accounts of the Holding Company	NIL	(468.34)	NIL	1045.61	NIL	104,722.64	477.98	—
4 As the Financial Year of the Subsidiary Companies coincide with the Financial Year of the Holding Company, Section 212(5) of the Companies Act, 1956, is not applicable.	NA	NA	NA	NA	NA	NA	NA	NA
Changes in the interest of the Holding Company between the end of the subsidiary's financial year and 31st March, 2009								
Number of shares acquired								
Material changes between the end of the Subsidiary's financial year and 31st March, 2009								
a) Fixed Assets (net additions)								
b) Investments (Net)								
c) Moneys Lent by the Subsidiary								
d) Moneys Borrowed by the Subsidiary Company other than for meeting current liabilities								

Notes:

1 The Ministry of Company Affairs, Government of India, New Delhi, vide its order issued under Section 212(8) of the Companies Act, 1956, has exempted the Company from attaching the accounts of subsidiaries of the Company. However, annual accounts of the subsidiary companies and the related detailed information will be made available to the investors of the Company and the subsidiaries of the Company seeking such information at any point of time. The annual accounts of the subsidiary companies are available for inspection by any investor at the Registered Office of the Company and of the concerned subsidiary of the Company.

* % shareholding includes 4.08% shares held by Samruddhi Swastik Trading and Investments Limited, a subsidiary of the Company and accordingly profit/(losses) dealt with and not dealt with in the accounts of the holding company figures are on the basis of combined.

Subsidiary Companies of UltraTech Cement Limited.

KUMAR MANGALAM BIRLA
Chairman

M.L. APTE
B.V. BHARGAVA
CYRIL SHROFF
S.G. SUBRAHMANYAN
Directors

Mumbai
Date: 19th May, 2009

ASHOK MALU
Company Secretary

D.D. RATHI
Whole Time Director & CFO

SHAILENDRA K. JAIN
Whole-Time Director

Particulars of Subsidiary Companies as required by Order No. 47/186/2009-CL-III dated 21st May, 2009, of Ministry of Company Affairs, Government of India, issued under Section 212(8) of the Companies Act, 1956, for the financial year 2008-09 are as follows :-

(Rs. in Crores unless otherwise stated)

Name of the Subsidiary Company	Dakshin Cements Limited	Grasim Bhiwani Textiles Limited	Harish Cement Limited	Samruddhi Swastik Trading And Investments Limited	Sun God Trading And Investments Limited	UltraTech Cement Limited	UltraTech Ceylinco Private Limited#		Vikram Sponge Iron Limited
							(Sri Lankan Rs. Crores)	(Rs. Crores)	
(a) Share Capital (Equity and Preference)	0.05	20.05	0.05	6.50	0.05	124.49	50.00	21.86	0.10
(b) Share Capital Suspense	—	—	—	—	—	—	—	—	—
(c) Reserves and Surplus (net of debit balance of Profit and Loss Account)	—	35.58	—	14.74	—	3,475.93	27.21	11.83	—
(d) Total Assets (Fixed Assets+Current Assets)	0.24	204.85	25.82	4.51	0.04	6,674.58	114.34	48.02	0.10
(e) Total Liabilities (Debts + Current Liabilities and Provisions)	0.19	149.22	25.77	155.33	—	4,108.96	37.13	14.33	—
(f) Details of Investments (excluding investments in the subsidiary companies)									
- Equity/Preferance Shares	—	—	—	172.06	0.01	21.07	—	—	—
- Government Securities	—	—	—	—	—	—	—	—	—
- Bonds/Mutual Fund Units	—	—	—	—	—	989.49	—	—	—
(g) Turnover —	—	252.96	—	—	—	6,383.08	615.37	249.19	—
(h) Profit/(Loss) before Taxation	—	0.68	—	5.17	—	1,361.46	23.26	11.53	—
(i) Provision for Taxation	—	0.42	—	0.88	—	384.44	8.61	3.76	—
(j) Profit/(Loss) after Taxation	—	0.26	—	4.29	—	977.02	14.65	7.77	—
(k) Proposed Dividend (including Corporate Dividend Tax)	—	—	—	—	—	72.82	—	—	—

i) Exchange rate as on 31st March, 2009 - 1 INR = 2.29 Sri Lankan Rupee

AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

To The Board of Directors of GRASIM INDUSTRIES LIMITED on The Consolidated Financial Statement of GRASIM INDUSTRIES LIMITED its Subsidiaries, Joint Ventures and Associates.

1. We have examined the attached consolidated Balance Sheet of **GRASIM INDUSTRIES LIMITED** ("the Company") and its subsidiaries, associates and joint ventures, which together constitute "the Group", as at March 31, 2009, the consolidated Profit and Loss Account and the consolidated Cash Flow Statement of the Group for the year ended on that date, both annexed thereto. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with the auditing standards generally accepted in India. These Standards require that we plan and perform to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial statement. We believe that our audit provides a reasonable basis for our opinion.

3. We did not audit the financial statements of certain consolidated entities whose financial statements reflects total assets of Rs.856.96 Crores as at March 31, 2009, the total revenue of Rs.1,243.37 Crores and cash flows amounting to Rs.(22.46) Crores for the year then ended. Other auditors, whose reports have been furnished to us, have audited these financial statements and other financial information, and in case of unaudited financial statements as approved by the management of the respective companies have been furnished to us and our opinion, in so far as they relate to the amounts included in respect of these entities, is based solely on the report of the auditors and such approved financial statements.

4. We report that the consolidated financial statements have been prepared by the Company, in accordance with the requirements of Accounting Standard 21 (Consolidated Financial Statements), Accounting Standard 23 (Accounting for Investments in Associates in Consolidated Financial Statements) and Accounting Standard 27 (Financial reporting of interests in Joint Ventures), issued by the Institute of Chartered Accountants of India and on the basis of the separate audited financial statements of the Company and the separate audited accounts of Subsidiaries, Joint Ventures and Associates, which have been included in the consolidated financial statements.

5. Based on our considerations of reports of other auditors on separate financial statements and on the other financial information of the components, and to the best of our information and according to the explanations given to us, we are of the opinion that the attached consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

   a. In the case of the Consolidated Balance Sheet, of the state of affairs of the Group as at March 31, 2009;

   b. In the case of Consolidated Profit and Loss Account, of the profit for the year ended on that date; and

   c. In the case of the Consolidated Cash Flow Statement, of the cash flows for the year ended on that date.

For G.P. KAPADIA & CO.,
Chartered Accountants

ATUL B. DESAI
Partner
(Membership No. 30850)

Place: Mumbai
Date: 19th May, 2009

CONSOLIDATED BALANCE SHEET AS AT 31ST MARCH, 2009

	Schedules	Grasim & Subsidiaries	Joint Ventures	Consolidated	(Rs. in Crores) Previous Year (Consolidated)
SOURCES OF FUNDS					
Shareholders' Funds					
Share Capital	1				
Equity Share Capital		91.69	226.92	**318.61**	403.82
Proportionate Consolidation Eliminations				**(226.92)**	(312.13)
				91.69	91.69
Other Share Capital	2	—	45.35	**45.35**	29.58
Employees Stock Options Outstanding	2A	12.13	—	**12.13**	5.91
Reserves and Surplus	3	11,394.21	(27.65)	**11,366.56**	9,031.83
Proportionate Consolidation Eliminations				**54.33**	19.80
				11,420.89	9,051.63
		11,498.03	**244.62**	**11,570.06**	9,178.81
Minority Interest		**1,670.35**	—	**1,670.35**	1,269.39
Loan Funds					
Secured Loans	4	3,441.32	278.42	**3,719.74**	3,874.60
Unsecured Loans	5	2,157.01	39.40	**2,196.41**	1,702.48
		5,598.33	**317.82**	**5,916.15**	5,577.08
Deferred Tax Liabilities (Net) {Note 10 - Sch. 23}		1,591.93	—	**1,591.93**	1,157.54
TOTAL		**20,358.64**	**562.44**	**20,748.49**	17,182.82
APPLICATION OF FUNDS					
Fixed Assets					
Gross Block	6	18,597.27	464.06	**19,061.33**	13,724.07
Less: Depreciation		6,759.76	65.65	**6,825.41**	6,339.70
Net Block		**11,837.51**	**398.41**	**12,235.92**	7,384.37
Capital Work-in-Progress		1,921.12	61.07	**1,982.19**	5,533.50
		13,758.63	**459.48**	**14,218.11**	12,917.87
Fixed Assets Held for Disposal		0.85	—	**0.85**	4.43
Investments	7	3,757.05	10.87	**3,767.92**	1,976.51
Proportionate Consolidation Eliminations				**(205.29)**	(315.85)
				3,562.63	1,660.66
Goodwill	8	1,968.28	—	**1,968.28**	1,967.74
Goodwill on Proportionate Consolidation of Interest in Joint Ventures				**32.70**	23.52
				2,000.98	1,991.26
Current Assets, Loans and Advances					
Interest Accrued on Investments		0.48	0.52	**1.00**	0.70
Inventories	9	2,125.23	95.79	**2,221.02**	1,744.25
Sundry Debtors	10	789.52	34.33	**823.85**	1,018.53
Cash and Bank Balances	11	218.62	8.40	**227.02**	290.32
Loans and Advances	12	1,238.52	22.93	**1,261.45**	1,226.43
		4,372.37	**161.97**	**4,534.34**	4,280.23
Less:					
Current Liabilities and Provisions					
Liabilities	13	2,844.48	67.84	**2,912.32**	3,034.69
Provisions	14	654.08	2.08	**656.16**	636.94
		3,498.56	**69.92**	**3,568.48**	3,671.63
Net Current Assets		**873.81**	**92.05**	**965.86**	608.60
Miscellaneous Expenses		0.02	0.04	**0.06**	—
TOTAL		**20,358.64**	**562.44**	**20,748.49**	17,182.82
Accounting Policies and Notes on Accounts	23				

As per our separate report attached

For G.P. KAPADIA & CO.,
Chartered Accountants

ATUL B. DESAI
Partner

Mumbai
Dated: 19th May, 2009

KUMAR MANGALAM BIRLA
Chairman

M.L. APTE
B.V. BHARGAVA
CYRIL SHROFF
S.G. SUBRAHMANYAN
Directors

ASHOK MALU
Company Secretary

D.D. RATHI
Whole-Time Director & CFO

SHAILENDRA K. JAIN
Whole-Time Director

CONSOLIDATED PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED ON 31ST MARCH, 2009

(Rs. in Crores)

	Schedules	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
INCOME					
Gross Sales (Includes Services Revenue)		19,490.03	942.22	**20,432.25**	19,112.32
Less: Excise Duty		2,028.32	—	**2,028.32**	2,138.84
Net Sales (Includes Services Revenue)		**17,461.71**	**942.22**	**18,403.93**	16,973.48
Interest and Dividend Income	15	166.00	10.04	**176.04**	164.75
Other Income	16	258.45	18.71	**277.16**	298.38
Increase/(Decrease) in Stocks	17	123.10	(32.52)	**90.58**	174.28
		18,009.26	**938.45**	**18,947.71**	17,610.89
EXPENDITURE					
Raw Materials Consumed	18	3,843.70	224.32	**4,068.02**	3,703.27
Manufacturing/Operating Expenses	19	5,220.64	308.47	**5,529.11**	4,465.07
Purchases of Finished and Other Products		123.50	0.98	**124.48**	74.30
Payments to and Provisions for Employees	20	851.66	99.67	**951.33**	845.36
Selling, Distribution, Administration and Other Expenses	21	3,383.95	159.82	**3,543.77**	3,191.56
Interest	22	261.06	49.39	**310.45**	222.09
Depreciation and Amortisation		787.54	78.24	**865.78**	670.31
Less : Self Consumption of Cement		(51.81)	—	**(51.81)**	(90.71)
		14,420.24	**920.89**	**15,341.13**	13,081.25
Profit before Tax and Exceptional items		**3,589.02**	**17.56**	**3,606.58**	4,529.64
Write Back of Provision for Diminution		—		—	45.68
Profit before Tax from Ordinary Activities		**3,589.02**	**17.56**	**3,606.58**	4,575.32
Provision for Current Tax		(530.55)	0.04	**(530.51)**	(1,454.44)
Deferred Tax		(439.13)	(1.58)	**(440.71)**	7.17
Fringe Benefit Tax		(19.70)	(0.45)	**(20.15)**	(18.52)
Profit after Tax from Ordinary Activities		**2,599.64**	**15.57**	**2,615.21**	3,109.53
Extra Ordinary Activities					
Profit on Sale of Shares of a Subsidiary Company		—	—	—	236.68
Profit after Tax after Extra Ordinary Activities		**2,599.64**	**15.57**	**2,615.21**	3,346.21
Less : Minority Interest		444.46	—	**444.46**	456.53
Add : Share in Profit/(Loss) of Associates		15.91	—	**15.91**	1.76
Net Profit		**2,171.09**	**15.57**	**2,186.66**	2,891.44
Transition Provision of AS-15 "Employees Benefits"		—	—	—	(1.38)
Amount Transferred on Change in Stake in Subsidiaries/Joint Ventures		—	47.40	**47.40**	50.21
Debenture Redemption Reserve no longer required		36.08	—	**36.08**	91.09
Balance brought forward from Previous Year		1,862.72	(82.56)	**1,780.16**	1,095.82
Profit Available for Appropriation		**4,069.89**	**(19.59)**	**4,050.30**	4,127.18
Appropriations					
Reserve Fund		2.25	—	**2.25**	—
Debenture Redemption Reserve		15.00	—	**15.00**	—
Proposed Dividend		275.02	—	**275.02**	275.02
Corporate Dividend Tax		51.96	—	**51.96**	52.00
General Reserve		300.00	—	**300.00**	2,020.00
Balance carried to Balance Sheet		**3,425.66**	**(19.59)**	**3,406.07**	1,780.16
		4,069.89	**(19.59)**	**4,050.30**	4,127.18
Basic EPS for the period before Extra Ordinary Items (Rs.)				**238.49**	289.54
Diluted EPS for the period before Extra Ordinary Items (Rs.)				**238.49**	289.44
Basic EPS for the period after Extra Ordinary Items (Rs.)				**238.49**	315.35
Diluted EPS for the period after Extra Ordinary Items (Rs.)				**238.49**	315.25
Accounting Policies and Notes on Accounts	23				

As per our separate report attached

For G.P. KAPADIA & CO.,
Chartered Accountants

ATUL B. DESAI
Partner

Mumbai
Dated: 19th May, 2009

KUMAR MANGALAM BIRLA
Chairman

M.L. APTE
B.V. BHARGAVA
CYRIL SHROFF
S.G. SUBRAHMANYAN
Directors

ASHOK MALU
Company Secretary

D.D. RATHI
Whole-Time Director & CFO

SHAILENDRA K. JAIN
Whole-Time Director

(Rs. in Crores)

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
SCHEDULE 1				
EQUITY SHARE CAPITAL				
91674534 Equity Shares of Rs.10 each fully paid (Previous Year 91674228 equity shares)	91.67	226.92	**318.59**	403.80
Proportionate consolidation eliminations			**(226.92)**	(312.13)
			91.67	91.67
Share Capital Suspense	0.02	—	**0.02**	0.02
	91.69	**226.92**	**91.69**	91.69
SCHEDULE 2				
OTHER SHARE CAPITAL				
Class B Non-Voting Shares of AV Cell Inc.	—	18.12	**18.12**	9.78
6% Cumulative, Redeemable, Retractable Preference Share Capital of AV Nackawic Inc.	—	27.18	**27.18**	—
Advance against Equity Shares	—	0.05	**0.05**	19.80
	—	**45.35**	**45.35**	29.58
SCHEDULE 2A				
EMPLOYEES STOCK OPTIONS OUTSTANDING				
Employees Stock Options Outstanding	17.77	—	**17.77**	20.99
Less : Deferred Employees Compensation Expenses	5.64	—	**5.64**	15.08
	12.13	—	**12.13**	5.91
SCHEDULE 3				
RESERVES AND SURPLUS				
1. Capital Reserve				
- On Revaluation of Fixed Assets	3.36	—	**3.36**	3.60
- Capital Subsidy	1.19	—	**1.19**	1.19
- Others	—	0.03	**0.03**	9.21
2. Amalgamation Reserve	1.38	—	**1.38**	5.56
3. Preference Share Capital Redemption Reserve	1.48	—	**1.48**	1.48
4. Debenture Redemption Reserve	97.76	—	**97.76**	95.78
5. Share Premium Account	822.97	—	**822.97**	960.09
6. General Reserve	7,038.26	—	**7,038.26**	6,182.38
7. Reserve Fund	2.25	—	**2.25**	—
8 Foreign Currency Translation Reserve	(0.10)	(8.09)	**(8.19)**	(7.62)
9. Surplus as per Profit and Loss Account	3,425.66	(19.59)	**3,406.07**	1,780.16
Proportionate consolidation eliminations	—	—	**54.33**	19.80
	11,394.21	**(27.65)**	**11,420.89**	9,051.63
SCHEDULE 4				
SECURED LOANS				
Non-Convertible Debentures	1,195.29	—	**1,195.29**	794.32
Other Loans:				
Term Loans from Banks and Financial Institution				
Rupee Loans	484.03	—	**484.03**	859.48
Foreign Currency Loans	1,401.11	36.23	**1,437.34**	1,335.30
Buyer's Credit	60.40	—	**60.40**	38.99
Other Secured Loans	0.01	151.94	**151.95**	97.55
Working Capital Borrowings from Banks	272.19	46.96	**319.15**	560.18
Documentary Bills discounted with Banks against Demand/Usance Bills under Letter of Credit	28.29	—	**28.29**	161.83
Other Loans from Banks	—	43.29	**43.29**	26.95
	3,441.32	**278.42**	**3,719.74**	3,874.60

(Rs. in Crores)

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
SCHEDULE 5				
UNSECURED LOANS				
Short Term Loans and Advances:				
From Banks:				
Buyer's Import Credit	151.79	—	**151.79**	110.56
Documentary Bills discounted with Banks against Demand/Usance Bills under Letter of Credit	0.92	—	**0.92**	—
Other Short Term Loans	247.77	—	**247.77**	227.61
From Others	21.00	10.87	**31.87**	—
	421.48	**10.87**	**432.35**	338.17
Other Loans and Advances:				
From Banks	1,083.85	—	**1,083.85**	674.49
From Others:				
Deferred Sales Tax Loans	651.68	—	**651.68**	663.09
Other Long Term Loans	—	28.53	**28.53**	26.73
	651.68	**28.53**	**680.21**	689.82
	2,157.01	**39.40**	**2,196.41**	1,702.48

SCHEDULE 6
FIXED ASSETS

Rs. in Crores

SN	DESCRIPTION	GROSS BLOCK AS ON 31.03.2009				NET BLOCK AS ON 31.03.2009			
		Grasim & Subsidiaries	Joint Ventures	Consoli-dated	Previous Year Consoli-dated	Grasim & Subsidiaries	Joint Ventures	Consoli-dated	Previous Year Consoli-dated
1.	Freehold Land	422.34	31.90	454.24	323.04	422.34	31.90	454.24	323.04
2.	Leasehold Land	208.64	10.59	219.23	178.01	186.13	9.31	195.44	157.71
3.	Buildings	1,572.20	41.62	1,613.82	1,179.23	1,213.34	32.91	1,246.25	858.01
4.	Workers' Quarters under Government Subsidised Schemes	0.55	—	0.55	0.55	0.06	—	0.06	0.07
5.	Railway Sidings	268.55	—	268.55	256.35	139.90	—	139.90	134.41
6.	Plant & Machinery	15,606.59	333.21	15,939.80	11,094.00	9,687.17	287.73	9,974.90	5,559.80
7.	Ships	48.65	—	48.65	56.56	15.90	—	15.90	21.94
8.	Furniture, Fittings & Office Equipments	350.18	26.85	377.03	341.72	111.18	17.07	128.25	150.47
9.	Plantations	—	18.36	18.36	4.32	—	18.37	18.37	4.32
10.	Vehicles, etc.	82.96	1.30	84.26	80.01	41.81	0.92	42.73	43.22
11.	Intangible Assets								
	- Softwares	36.61	0.23	36.84	30.84	19.68	0.20	19.88	18.45
	- Entry/Licence Fees	—	—	—	179.44	—	—	—	112.93
	TOTAL	**18,597.27**	**464.06**	**19,061.33**	**13,724.07**	**11,837.51**	**398.41**	**12,235.92**	**7,384.37**
	Capital work-in-progress (including Advances and Pre-operative Expenses)					1,921.12	61.07	1,982.19	5,533.50
						13,758.63	**459.48**	**14,218.11**	**12,917.87**

(Rs. in Crores)

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
SCHEDULE 7				
INVESTMENTS				
Investments in Government and Trust Securities	0.02	—	**0.02**	6.18
Investments in Shares, Debentures, Bonds and Others	2,984.48	10.87	**2,995.35**	1,961.17
Investments in Associates	178.81	—	**178.81**	7.80
Share in Profit/(Loss) of Associates	593.74	—	**593.74**	1.36
	3,757.05	**10.87**	**3,767.92**	1,976.51
Proportionate consolidation eliminations	—	—	**(205.29)**	(315.85)
	3,757.05	**10.87**	**3,562.63**	1,660.66
SCHEDULE 8				
GOODWILL				
a) (i) In case of Investment in Subsidiaries:				
Carrying Cost of Investment	2,617.70		**2,617.70**	2,604.07
Less : Grasim's Share in Net Worth on Acquisition	662.69		**662.69**	650.00
	1,955.01		**1,955.01**	1,954.07
(ii) Goodwill arising in Consolidated Financial Statements of Subsidiaries	13.27		**13.27**	13.27
	1,968.28		**1,968.28**	1,967.34
b) Proportionate Interest in Goodwill of Joint Ventures		—	—	0.40
c) In case of Investment in Joint Ventures:				
Carrying Cost of Investment			**205.29**	315.85
Less : Grasim's Share in Net Worth on Acquisition			**172.59**	292.33
			32.70	23.52
	1,968.28	—	**2,000.98**	1,991.26
SCHEDULE 9				
INVENTORIES				
Stores and Spare Parts, Packing Materials and Fuels (incl. Sim Cards and Others)	835.30	20.92	**856.22**	810.22
Raw Materials	690.45	37.37	**727.82**	393.98
Finished Goods (including Trading Goods) @	257.74	36.48	**294.22**	350.30
By Products	7.92	—	**7.92**	5.81
Process Stock	329.74	1.02	**330.76**	180.46
Waste/Scrap (at Net Realisable Value)	4.08	—	**4.08**	3.48
	2,125.23	**95.79**	**2,221.02**	1,744.25
@ Includes Transit Stock - Nil, Previous Year - Rs.3.97 Crores				
SCHEDULE 10				
SUNDRY DEBTORS				
Exceeding Six Months :				
Good and Secured	6.20	—	**6.20**	7.28
Good and Unsecured	31.33	0.33	**31.66**	8.06
Doubtful and Unsecured	1.27	0.16	**1.43**	19.12
	38.80	0.49	**39.29**	34.46
Less: Provision for Doubtful Debts	1.27	0.16	**1.43**	18.94
	37.53	**0.33**	**37.86**	15.52
Others				
Good and Secured	317.90	10.49	**328.39**	463.76
Good and Unsecured	434.09	23.51	**457.60**	539.25
Doubtful and Unsecured	—	—	**—**	0.69
	751.99	34.00	**785.99**	1,003.70
Less: Provision for Doubtful Debts	—	—	**—**	0.69
	751.99	**34.00**	**785.99**	1,003.01
	789.52	**34.33**	**823.85**	1,018.53

(Rs. in Crores)

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
SCHEDULE 11				
CASH AND BANK BALANCES				
Cash Balance on Hand	7.31	0.05	**7.36**	21.90
Bank Balances:				
With Scheduled Banks:				
Current Accounts (including cheques under collection)	211.01	0.54	**211.55**	224.08
Saving Accounts	—	1.22	**1.22**	2.75
Deposit Accounts	0.29	6.59	**6.88**	41.58
	211.30	8.35	**219.65**	268.41
In Government Treasury Saving Account	0.01	—	**0.01**	0.01
	218.62	**8.40**	**227.02**	290.32
SCHEDULE 12				
LOANS AND ADVANCES (Considered Good)				
Secured Loans	1.76	—	**1.76**	1.64
Unsecured Loans-				
Deposits with Bodies Corporate	37.37	—	**37.37**	9.86
Deposits and Balances with Government and Other Authorities (including Accrued Interest)	187.45	—	**187.45**	224.43
Other Deposits	107.68	0.05	**107.73**	121.28
Advances Recoverable in Cash or in Kind or for Value to be Received	904.48	22.88	**927.36**	870.03
Less : Provision for Doubtful Loans and Advances	(0.22)	—	**(0.22)**	(0.81)
Advances Recoverable in Cash or in Kind or for Value to be Received - Net of Provision	904.26	22.88	**927.14**	869.22
	1,236.76	22.93	**1,259.69**	1,224.79
	1,238.52	**22.93**	**1,261.45**	1,226.43
SCHEDULE 13				
CURRENT LIABILITIES				
Sundry Creditors	1,975.48	55.80	**2,031.28**	2,126.62
Security and Other Deposits	406.13	—	**406.13**	378.22
Unpaid Dividends	8.33	—	**8.33**	6.54
Other Liabilities	345.48	2.76	**348.24**	425.40
Bank Overdraft	—	9.18	**9.18**	30.92
Interest Accrued but not due on Debentures/Loans	109.06	0.10	**109.16**	66.99
	2,844.48	**67.84**	**2,912.32**	3,034.69
SCHEDULE 14				
PROVISIONS				
Retirement Benefits	173.06	0.75	**173.81**	156.77
Proposed Dividends	275.02	—	**275.02**	275.02
Corporate Dividend Tax	51.96	—	**51.96**	52.00
Provision for Current Taxation (Net of Advance Tax)	148.56	—	**148.56**	145.48
Provision for Mines Restoration	5.48	—	**5.48**	3.76
Other Provisions	—	1.33	**1.33**	3.91
	654.08	**2.08**	**656.16**	636.94

(Rs. in Crores)

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
SCHEDULE 15				
INTEREST AND DIVIDEND INCOME				
Interest (Gross) on :				
a) Government and Other Securities	2.62	—	**2.62**	2.57
b) Other Investments	—	9.40	**9.40**	5.51
Dividend (Gross)	102.02	—	**102.02**	115.06
Interest on Bank and Other Accounts	61.36	0.64	**62.00**	41.61
	166.00	**10.04**	**176.04**	164.75
SCHEDULE 16				
OTHER INCOME				
Export Incentives	26.33	—	**26.33**	4.61
Rent Received	2.64	—	**2.64**	1.86
Lease Rent	0.56	—	**0.56**	1.14
Processing Charges	3.94	—	**3.94**	7.17
Insurance Claims	3.51	—	**3.51**	4.01
Profit on Sale of Current Investments	26.20	10.81	**37.01**	76.52
Profit on Sale of Long Term Investments	0.77	—	**0.77**	—
Profit on Sale of Fixed Assets	0.21	0.11	**0.32**	22.03
Excess/Short Provisions	59.14	0.36	**59.50**	41.23
Prior Period Adjustments	—	—	—	0.05
Exchange Rate Difference	0.69	6.73	**7.42**	18.76
Scrap Sales (Net)	30.19	0.21	**30.40**	28.84
Miscellaneous Receipts	104.27	0.49	**104.76**	92.16
	258.45	**18.71**	**277.16**	298.38
SCHEDULE 17				
INCREASE/(DECREASE) IN STOCKS				
Closing Stock				
Finished Goods	258.73	36.48	**295.21**	346.33
By-Products	7.92	—	**7.92**	5.81
Process Stock	329.74	1.02	**330.76**	180.46
Waste/Scrap	4.08	—	**4.08**	3.48
	600.47	37.50	**637.97**	536.08
Less : Stock Capitalised	—	21.41	**21.41**	—
Opening Stock				
Finished Goods	305.82	40.51	**346.33**	200.73
By-Products	5.81	—	**5.81**	9.76
Process Stock	179.86	0.60	**180.46**	153.17
Waste/Scrap	3.48	—	**3.48**	2.85
	494.97	41.11	**536.08**	366.51
Less: Increase/(Decrease) in Excise Duty on Stock	19.09	—	**19.09**	(7.74)
Less : Adjustment	(1.49)	(7.50)	**(8.99)**	12.45
	477.37	48.61	**525.98**	361.80
	123.10	**(32.52)**	**90.58**	174.28

(Rs. in Crores)

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
SCHEDULE 18				
RAW MATERIALS CONSUMED				
Opening Stock	357.64	36.34	**393.98**	403.55
Proportionate Increase on Acquisition of Additional Equity	—	4.92	**4.92**	2.71
Purchases and Incidental Expenses	4,177.47	220.43	**4,397.90**	3,707.39
	4,535.11	261.69	**4,796.80**	4,113.65
Less:				
Sales/Stock Transfer on Sale of Subsidiary	0.96	—	**0.96**	16.40
Closing Stock	690.45	37.37	**727.82**	393.98
	691.41	37.37	**728.78**	410.38
	3,843.70	**224.32**	**4,068.02**	3,703.27
SCHEDULE 19				
MANUFACTURING/OPERATING EXPENSES				
Consumption of Stores, Spare Parts and Components, Packing Materials and Incidental Expenses	955.48	34.18	**989.66**	894.09
Power and Fuel	3,668.73	71.85	**3,740.58**	2,907.37
Processing Charges	355.19	44.11	**399.30**	323.79
Licence Fees	—	31.53	**31.53**	26.94
Roaming Charges	—	4.40	**4.40**	6.61
Interconnect and Other DoT Charges	—	91.17	**91.17**	84.46
Repairs to Buildings	31.49	0.09	**31.58**	27.10
Repairs to Machinery (excluding Spare Parts and Components)	168.93	25.16	**194.09**	155.00
Repairs to Other Assets	40.82	5.98	**46.80**	39.71
	5,220.64	**308.47**	**5,529.11**	4,465.07
SCHEDULE 20				
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES				
Salaries, Wages and Bonus, etc.	724.96	80.69	**805.65**	728.26
Contribution to Provident and Other Funds	67.46	7.08	**74.54**	58.47
Compensation Expenses under ESOS	6.46	0.73	**7.19**	5.91
Welfare Expenses	52.78	11.17	**63.95**	52.72
	851.66	**99.67**	**951.33**	845.36

(Rs. in Crores)

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
SCHEDULE 21				
SELLING, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES				
Commission to Selling Agents	74.72	19.87	**94.59**	93.60
Brokerage and Discount	147.79	1.09	**148.88**	141.81
Freight, Handling and Other Expenses	2,308.89	61.07	**2,369.96**	2,088.95
Advertisements	316.46	32.14	**348.60**	334.20
Insurance	22.17	2.54	**24.71**	30.16
Rent (including Lease Rent)	33.36	13.96	**47.32**	37.08
Rates and Taxes	77.25	5.12	**82.37**	84.15
Stationery, Printing, Postage and Telephone Expenses	30.31	2.33	**32.64**	32.45
Travelling and Conveyance	70.70	3.68	**74.38**	71.99
Legal and Professional Charges	59.45	4.98	**64.43**	52.46
Bad Debts Written Off	0.80	—	**0.80**	2.74
Provision for Doubtful Debts (Net)	—	1.41	**1.41**	2.64
Research Contribution (including Expenses)	8.11	0.76	**8.87**	9.10
Donations	25.81	0.11	**25.92**	33.49
Directors' Fee and Commission	12.67	—	**12.67**	12.66
Exchange Rate Difference	37.08	3.04	**40.12**	8.21
Prior Period Adjustments	—	0.01	**0.01**	—
Loss on Sale and/or Discard of Fixed Assets	0.02	—	**0.02**	1.26
Miscellaneous Expenses	158.36	7.71	**166.07**	154.61
	3,383.95	**159.82**	**3,543.77**	3,191.56
SCHEDULE 22				
INTEREST				
On Fixed Loans and Debentures	177.00	47.38	**224.38**	128.39
On Other Accounts	84.06	2.01	**86.07**	93.70
	261.06	**49.39**	**310.45**	222.09

SCHEDULE - 23

Notes to Consolidated Financial Statements

1. **Principles of Consolidation:**

(a) The Consolidated Financial Statements (CFS) are prepared in accordance with the Accounting Standard on "Consolidated Financial Statements" (AS-21), "Financial Reporting of Interests in Joint Ventures" (AS-27) and "Accounting for Investments in Associates in Consolidated Financial Statements" (AS-23) issued by the Institute of Chartered Accountants of India.

The CFS are prepared using uniform accounting policies, in accordance with the generally accepted accounting policies. However, in respect of Idea Cellular Ltd., Cost of Rights and Licences including the fee paid on fixed basis prior to revenue share regime, is amortised on commencement of operations over the period of licence.

(b) The CFS comprise the financial statements of Grasim Industries Ltd. (Grasim), its Subsidiaries and its interest in Joint Ventures and Associates as on 31st March, 2009, which are as under:

(I) Subsidiaries:

Name of the Company	Country of Incorporation	% Shareholding and Voting Power
Samruddhi Swastik Trading And Investments Ltd.	India	100.00
Sun God Trading And Investments Ltd.	India	100.00
Harish Cement Ltd. (HCL)	India	100.00
Grasim Bhiwani Textiles Ltd. (GBTL) #	India	99.95
UltraTech Cement Ltd. (UTCL)	India	54.78 *
Dakshin Cements Ltd. @	India	100.00
UltraTech Ceylinco (Private) Ltd. @	Sri Lanka	80.00

 # GBTL became subsidiary w.e.f. 1st October, 2007.
** Includes 4.08% shares held by Samruddhi Swastik Trading And Investments Ltd.*
@ Subsidiaries of UTCL, % shares held by UTCL.

(II) Joint Ventures (JV):

Name of the Company	Status	Country of Incorporation	Ownership Interest %	Financial Statements as on
Idea Cellular Ltd. *	Unaudited	India	5.52	31st March, 2009
AV Cell Inc.	Unaudited	Canada	45.00	31st March, 2009
AV Nackawic Inc.	Unaudited	Canada	45.00	31st March, 2009
Birla Jingwei Fibres Co. Ltd.	Unaudited	China	31.00	31st March, 2009
Birla Lao Pulp & Plantations Company Ltd.	Unaudited	Laos	40.00	31st March, 2009
Bhaskarpara Coal Company Ltd.	Audited	India	47.37	31st March, 2009
Madanpur (North) Coal Company Pvt. Ltd. @	Audited	India	11.17	31st March, 2009

** CFS have been considered for proportionate consolidation for the nine months period ended 31st December, 2008.*
@ Joint Venture of UTCL, Ownership Interest held by UTCL.

(III) Associates :

Name of the Company	Status	Country of Incorporation	Ownership Interest %	Financial Statements as on
Aditya Birla Science & Technology Co. Ltd.	Audited	India	39.00	31st March, 2009
Idea Cellular Ltd. *	Unaudited	India	5.52	31st March, 2009

* Pursuant to an MoU signed by Promoting Companies of Idea Cellular Ltd. (Idea), the Company's share in net profit of Idea for the three months ended 31st March, 2009, has been consolidated as per equity method of accounting in accordance with the Accounting Standard on Accounting for Investments in Associates (AS-23).

The opening carrying value considered for the purpose of consolidation as per equity method is Rs.747.83 Crores.

(c) Pursuant to the Framework Agreement dated 10th June, 2008, between the Company and Welspun Power and Steel Ltd. (Welspun), a Scheme of Arrangement u/s 391-394 of the Companies Act, 1956, is under implementation for transfer of Sponge Iron Unit of the Company on a 'going concern' basis for a consideration of Rs.1,030 Crores to Vikram Sponge Iron Ltd. (VSIL), a subsidiary of the Company, incorporated during the current year. In terms of the subject agreement, the consideration payable by VSIL to the Company shall be funded by way of infusion of funds into VSIL by Welspun through a combination of equity and debts. Pursuant to such funding by Welspun and upon the Scheme becoming effective, Welspun will own substantial majority stake in VSIL.

The Scheme has been sanctioned by the Hon'ble High Court of Madhya Pradesh, Indore Bench, vide its order dated 29th April, 2009. Necessary steps are being taken for making the above Scheme effective. The transaction is expected to be completed by June 2009.

Financial statement of VSIL for the period ended 31st March, 2009, have not been consolidated in CFS of the Company, as VSIL is a subsidiary of the Company only till the Scheme becomes effective.

(d) The effect of intra-group transactions between Grasim and its subsidiaries are eliminated in consolidation.

2. Previous year's figures are not strictly comparable on account of following reasons:

   (a) Subsidiaries:

   i. Shree Digvijay Cement Company Ltd. (SDCCL) ceased to be subsidiary w.e.f. 25th March, 2008, and CFS of Financial Year ended 31st March, 2009, do not include SDCCL's financial statements. In the previous year, CFS included Net Sales of Rs.249.22 Crores and Net Loss of Rs.7.37 Crores.

   ii. GBTL became subsidiary w.e.f. 1st October, 2007.

   (b) Joint Ventures:

   i. AV Cell Inc.

   In the previous year, from 1st October, 2007, the ownership interest increased from 16.67% to 25%.

   In the current year, from 11th April, 2008, the ownership interest increased from 25% to 45%.

   ii. Idea Cellular Ltd.

   During the current year, Idea Cellular Ltd. was proportionately consolidated as Joint Venture till 31st December, 2008. From 1st January, 2009, Idea Cellular Ltd. is consolidated as an Associate.

   On account of above net sales in CFS for the financial year ended 31st March, 2009, is lower by Rs.161.30 Crores and capital employed is lower by Rs.497.04 Crores.

   There is no material impact on Consolidated Financial Statements of the Company due to above changes except as stated above.

3. Goodwill arising on consolidation of financial statements is not amortised.

4. Other Accounting Policies and Notes on Accounts of the financial statements of the Company and all the subsidiaries are set out in their respective financial statements.

5. The Ministry of Textiles, vide its orders dated 30th June, 1997, and 1st July, 1999, has deleted cement from the list of commodities to be packed in Jute bags under the Jute Packaging (Compulsory Use in Packing Commodities) Act, 1987. In view of this, the Company does not expect any liability for non-dispatch of cement in Jute bags in respect of earlier years.

6. (a) Contingent Liabilities: Rs. in Crores

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
i. Claims not acknowledged as Debts	594.90	3.61	598.51	453.24
ii. Custom Duty which may arise if obligation for export is not fulfilled against import of raw materials and machinery	—	—	—	0.88
iii. Outstanding Bank/Corporate Guarantees	80.00	—	80.00	144.66
iv. Custom Duty on import of technical know-how and other services relating to projects	10.81	—	10.81	10.81
(b) Estimated amount of Contracts remaining to be executed on capital account and not provided	619.62	25.51	645.13	1,572.88

7. (a) Earnings per Share:

		Current Year	Previous Year
Net Profit for the period from Ordinary Activities attributable to equity shareholders	Rs. in Crores	2,186.66	2,654.76
Net Profit for the period (after extra ordinary items) attributable to equity shareholders	Rs. in Crores	2,186.66	2,891.44
Weighted-average number of Equity Shares Outstanding	Numbers	91689485	91689485
Weighted-average Potential Equity Shares on exercise of option	Numbers	— *	29813
(i) **Basic Earnings per Share (Face Value of Rs.10 each)**			
From Ordinary Activities	Rs.	238.49	289.54
After Extra Ordinary Items	Rs.	238.49	315.35
(ii) **Diluted Earnings per Share (Face Value of Rs.10 each)**			
From Ordinary Activities	Rs.	238.49	289.44
After Extra Ordinary Items	Rs.	238.49	315.25

* as anti-dilutive

Rs. in Crores

(b) **Provisions made for Mines Closure/Restoration**

	Current Year	Previous Year
Opening Balance	3.76	1.76
Add: Provision made during the year	1.87	2.00
Less: Utilised during the year	0.15	—
Closing Balance during the year	5.48	3.76

8 **Segment Reporting :**

(a) **Primary Segment Reporting (by Business Segment)**

Segments have been identified in line with the Accounting Standard on Segment Reporting (AS-17), taking into account the organisational structure as well as the differential risk and returns of these segments. Details of products included in each of the segments are as under:-

Fibre and Pulp	- Viscose Staple Fibre and Rayon Grade Pulp
Chemicals	- Caustic Soda and Allied Chemicals
Cement	- Grey and White Cement
Sponge Iron	- Sponge Iron
Textiles	- Fabric and Yarn
Others	- Mainly Telecom (upto 31st December, 2008)

(b) **Inter-segment transfers of independent marketable products are at market rates.**

c. ***Information about Business Segments (For the Current Year 2008-2009):***

Rs. in Crores

		Fibre & Pulp	Chemi-cals	Cement	Sponge Iron	Textiles	Others	Elimi-nations	Total Company
A	REVENUE								
1a	Gross Sales (External)	3,096.70	418.91	15,078.53	1,102.02	306.52	429.57		20,432.25
1b	Gross Sales (Inter-Segment)	54.00	163.52	1.28	10.64	0.30	—	(229.74)	—
	Total Gross Sales	**3,150.70**	**582.43**	**15,079.81**	**1,112.66**	**306.82**	**429.57**	**(229.74)**	**20,432.25**
2a	Other Income	102.64	5.91	158.42	11.94	13.71	25.72	(41.92)	276.42
2b	Unallocated Corporate Other Income								176.78
	Total Other Income	**102.64**	**5.91**	**158.42**	**11.94**	**13.71**	**25.72**	**(41.92)**	**453.20**
3.	**Total Revenue**	**3,253.34**	**588.34**	**15,238.23**	**1,124.60**	**320.53**	**455.29**	**(271.66)**	**20,885.45**
B	RESULTS								
1.	**Segment Result (PBIT)**	**398.00**	**127.11**	**3,118.95**	**101.19**	**8.23**	**85.03**	**(40.40)**	**3,798.11**
2.	Unallocated Corporate Income								118.92
3.	Interest Expense								(310.45)
4.	**Profit before Exceptional Items and Tax**								**3,606.58**
5.	**Exceptional Items:** Write back of provision for diminution in Value of Investment								—
6.	**Profit before Tax from Ordinary Activities**								**3,606.58**
	Provision for Current Tax								(550.66)
	Deferred Tax								(440.71)
7.	**Profit after Tax from Ordinary Activities**								**2,615.21**
	Extra Ordinary Items Profit on Sale of Shares of Subsidiary Company								—
8.	**Net Profit after Tax after Extra Ordinary Items**								**2,615.21**
	Less: Minority Interest								444.46
	Add : Share in Profit/(Loss) of Associate								15.91
9.	**Net Profit**								**2,186.66**
C	**Other Information :**								
1.	**Segment Assets**	**2,656.60**	**398.72**	**17,732.70**	**623.88**	**226.96**	**21.73**	**(3.65)**	**21,656.94**
2.	Unallocated Corporate Assets								2,660.03
3.	**Total Assets**								**24,316.97**
4.	**Segment Liabilities**	**574.81**	**36.52**	**5,339.65**	**70.90**	**121.17**	**0.44**	**(3.65)**	**6,139.84**
5.	Unallocated Corporate Liabilities								4,936.72
6.	Minority Interest								1,670.35
7.	**Total Liabilities**								**12,746.91**
8.	**Capital Expenditure**	**351.44**	**75.27**	**2,304.74**	**2.32**	**9.22**	**—**		**2,742.99**
	Unallocated Corporate Capital Expenditure								**1.00**
9.	**Depreciation and Amortisation**	**125.84**	**28.26**	**606.23**	**33.50**	**6.98**	**58.00**		**858.81**
	Unallocated Corporate Depreciation and Amortisation								6.97
	Total Depreciation and Amortisation								**865.78**
10.	**Significant Non-Cash Expenses other than Depreciation**								**7.19**

Information about Business Segments (For the Previous Year 2007-2008):

Rs. in Crores

		Fibre & Pulp	Chemi-cals	Cement	Sponge Iron	Textiles	Others	Elimi-nations	Total Company
A	**REVENUE**								
1a	Gross Sales (External)	3,571.17	309.85	13,428.87	1,087.56	278.80	436.07	—	19,112.32
1b	Gross Sales (Inter-Segment)	58.09	164.61	18.95	7.93	0.35	—	(249.93)	—
	Total Gross Sales	**3,629.26**	**474.46**	**13,447.82**	**1,095.49**	**279.15**	**436.07**	**(249.93)**	**19,112.32**
2a	Other Income	83.24	15.60	149.21	14.59	21.40	16.21	(49.10)	251.15
2b	Unallocated Corporate Other Income								211.98
	Total Other Income	**83.24**	**15.60**	**149.21**	**14.59**	**21.40**	**16.21**	**(49.10)**	**463.13**
3.	**Total Revenue**	**3,712.50**	**490.06**	**13,597.03**	**1,110.08**	**300.55**	**452.28**	**(299.03)**	**19,575.45**
B	**RESULTS**								
1.	**Segment Result (PBIT)**	**1,011.52**	**114.01**	**3,304.06**	**125.55**	**(2.88)**	**56.75**		**4,609.01**
2.	Unallocated Corporate Income								142.72
3.	Interest Expense								(222.09)
4.	**Profit before Exceptional Items and Tax**								**4,529.64**
5.	**Exceptional Items:** Write back of provision for diminution in Value of Investment								45.68
6.	**Profit before Tax**								**4,575.32**
	Provision for Current Tax								(1,472.96)
	Deferred Tax Write Back								7.17
7.	**Profit after Tax from Ordinary Activities**								**3,109.53**
	Extra Ordinary Items Profit on Sale of Shares of Subsidiary Company								236.68
8.	**Net Profit after Tax after Extra Ordinary Items**								**3,346.21**
	Less : Minority Interest								456.53
	Add : Share in Profit/(Loss) of Associate								1.76
9.	**Net Profit**								**2,891.44**
C	**Other Information :**								
1.	**Segment Assets**	**2,440.84**	**354.40**	**14,834.07**	**532.17**	**231.93**	**845.99**	—	**19,239.40**
2.	Unallocated Corporate Assets								1,615.06
3.	**Total Assets**								**20,854.46**
4.	**Segment Liabilities**	**534.07**	**22.26**	**4,593.79**	**73.33**	**105.79**	**598.96**	—	**5,928.20**
5.	Unallocated Corporate Liabilities								4,478.06
6.	Minority Interest								1,269.39
7.	**Total Liabilities**								**11,675.65**
8.	**Capital Expenditure**	**458.50**	**47.27**	**4,285.77**	**14.45**	**43.48**	**361.62**		**5,211.09**
	Unallocated Corporate Capital Expenditure								**6.63**
9.	**Depreciation and Amortisation**	**97.70**	**24.04**	**443.16**	**34.33**	**9.81**	**57.15**		**666.19**
	Unallocated Corporate Depreciation and Amortisation								4.12
	Total Depreciation and Amortisation								**670.31**
10.	**Significant Non-Cash Expenses other than Depreciation**								**5.91**

D. **Secondary Segment Reporting (by geographic segment) - Being insignificant, not given.**

9. Related Party Transactions :

a. Related Parties with whom transactions have taken place during the year :

<u>Joint Ventures :</u>

AV Cell Inc., Canada

AV Nackawic Inc., Canada

Birla Jingwei Fibre Co. Ltd., China

Birla Lao Pulp and Plantation Company Ltd., Laos

Bhaskarpara Coal Co. Ltd.

Idea Cellular Ltd. (upto 31st December, 2008)

<u>Associates :</u>

Aditya Birla Science and Technology Company Ltd.

Idea Cellular Ltd. (w.e.f. 1st January, 2009)

<u>Key Management Personnel:</u>

i) Shri Shailendra K. Jain, Whole-Time Director

Relatives of Shri Shailendra K. Jain :

- Smt. Niharika Jain, Wife
- Shri Suvvrat Jain, Son
- Shri Devavrat Jain, Son

ii) Shri D.D. Rathi, Whole-Time Director

Enterprise where significant influence exists:

- Vishal Industries and Chemicals Pvt. Ltd.

iii) Shri S. Misra , Managing Director & CEO of UltraTech Cement Ltd.

iv) Shri S.N. Malpani, Manager of Shree Digvijay Cement Company Ltd. (Considered for transactions pertaining to FY 07-08)

v) Shri S. Krishnamoorthy, Manager of Grasim Bhiwani Textiles Ltd.

b. **Nature of Transactions**

Rs. in Crores

	Particulars	Joint Ventures	Associates	Key Management Personnel	Relatives of Key Management Personnel	Enterprise where significant influence exists	Total
1.	**Sales and Services**	**6.95** *Nil*	**Nil** *Nil*	**Nil** *Nil*	**Nil** *Nil*	**Nil** *Nil*	**6.95** *Nil*
2.	**Interest and other Income Received/Receivable**	**1.61** *Nil*	**0.52** *0.38*	**0.01** *Nil*	**Nil** *Nil*	**Nil** *Nil*	**2.14** *0.38*
3.	**Purchases of Goods/ Payment for Other Services**	**286.46** *143.02*	**6.68** *5.18*	**12.54** *11.55*	**0.08** *0.06*	**0.06** *0.01*	**305.82** *159.82*
4.	**Finance Provided**	**26.79** *Nil*	**3.12** *6.63*	**0.06** *Nil*	**Nil** *Nil*	**Nil** *Nil*	**29.97** *6.63*
5.	**Repayment against Finance Provided**	**Nil** *Nil*	**2.85** *Nil*	**0.11** *Nil*	**Nil** *Nil*	**Nil** *Nil*	**2.96** *Nil*
6.	**Sale of Fixed Assets**	**Nil** *0.01*	**Nil** *Nil*	**Nil** *Nil*	**Nil** *Nil*	**Nil** *Nil*	**Nil** *0.01*
7.	**Outstanding Balances as on 31st March, 2009, Debtors**	**2.02** *Nil*	**Nil** *Nil*	**Nil** *Nil*	**Nil** *Nil*	**Nil** *Nil*	**2.02** *Nil*
	Loans and Advances	**26.79** *27.96*	**10.91** *10.26*	**0.73** *0.78*	**Nil** *Nil*	**1.60** *1.60*	**40.03** *40.60*

Note: Previous Year's figures are given in Italics.

10. **Deferred Tax Assets and Liabilities as on 31st March, 2009, are as under:**

Rs. in Crores

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
Deferred Tax Assets:				
Accrued Expenses deductible on payment basis	63.92	—	**63.92**	54.12
Expenses allowable in installments in Income Tax	4.68	—	**4.68**	7.24
Unabsorbed Losses	1.23	—	**1.23**	2.24
Unabsorbed Depreciation	—	—	—	—
Others	0.39	—	**0.39**	6.51
	70.22	—	**70.22**	70.11
Deferred Tax Liabilities :				
Accumulated Depreciation	1,654.47	—	**1,654.47**	1,218.46
Others	7.68	—	**7.68**	9.19
Net Deferred Tax Liabilities	**1,591.93**	**—**	**1,591.93**	**1,157.54**

Note : On grounds of prudence, net deferred tax assets of Rs.1.75 Crores (Previous Year Rs.1.52 Crores) arising on account of unabsorbed depreciation and carried forward business losses have not been recognised in the financial statements of GBTL. The same have also not been considered in the above statement.

As per our separate report attached

For G.P. KAPADIA & CO.,
Chartered Accountants

ATUL B. DESAI
Partner

Mumbai
Dated: 19th May, 2009

KUMAR MANGALAM BIRLA
Chairman

M.L. APTE
B.V. BHARGAVA
CYRIL SHROFF
S.G. SUBRAHMANYAN
Directors

ASHOK MALU
Company Secretary

D.D. RATHI
Whole-Time Director & CFO

SHAILENDRA K. JAIN
Whole-Time Director

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2009

(Rs. in Crores)

		Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
A.	**Cash Flow from Operating Activities**				
a.	Net Profit before Tax and Exceptional Item	3,589.02	17.56	**3,606.58**	4,529.64
	Adjustment for :				
	Depreciation/Amortisation	787.54	78.24	**865.78**	670.31
	Employees Compensation Expenses under ESOS	6.46	0.73	**7.19**	5.91
	Interest Expenses	261.06	49.39	**310.45**	222.09
	Interest Income	(63.98)	(10.04)	**(74.02)**	(49.69)
	Dividend Income	(102.02)	—	**(102.02)**	(115.06)
	Provision for Bad and Doubtful Debts (Net)	0.40	1.41	**1.81**	2.64
	Non-Cash Items	15.29	0.08	**15.37**	(6.14)
	Exchange Fluctuation on proportionate consolidation	3.82	2.20	**6.02**	(0.67)
	(Profit)/Loss on Sale of Fixed Assets (Net)	(0.19)	(0.11)	**(0.30)**	(20.77)
	(Profit)/Loss on Sale of Long Term Investments (Net)	(0.77)	—	**(0.77)**	—
	(Profit)/Loss on Sale of Current Investments (Net)	(26.20)	(10.81)	**(37.01)**	(76.52)
		4,470.43	128.65	**4,599.08**	5,161.74
	Less : Adjustment on account of JV (Idea) considered as Associate w.e.f. 1st January, 2009	—	(119.99)	**(119.99)**	—
b.	Operating Profit before Working Capital Changes	**4,470.43**	**8.66**	**4,479.09**	**5,161.74**
	Adjustments for :				
	Trade and Other Receivables	(47.49)	14.54	**(32.95)**	(562.40)
	Inventories	(477.00)	16.68	**(460.32)**	(416.11)
	Assets Held for Disposal	3.29	—	3.29	10.19
	Trade Payables	13.02	11.30	**24.32**	910.92
c.	Cash Generated from Operations	**3,962.25**	**51.18**	**4,013.43**	**5,104.34**
	Direct Taxes Paid (Net)	(550.95)	0.05	**(550.90)**	(1,407.16)
	Net Cash from Operating Activities	**3,411.30**	**51.23**	**3,462.53**	**3,697.18**
B.	**Cash Flow from Investing Activities**				
	Purchase of Fixed Assets	(2,512.86)	(152.75)	**(2,665.61)**	(5,140.87)
	Sale of Fixed Assets	18.76	0.06	**18.82**	22.81
	Purchase of Investments	(1,240.92)	—	**(1,240.92)**	(250.81)
	Sale of Investments	54.09	—	**54.09**	744.85
	Loans and Advances to Joint Ventures, Subsidiaries and Others	9.65	(11.05)	**(1.40)**	(67.16)
	Interest Received	64.20	0.73	**64.93**	79.43
	Dividend Received	102.02	—	**102.02**	83.81
	Adjustment on account of change in holding of a JV during the year	—	3.02	**3.02**	(1.64)
	Extra Ordinary Items				
	Sales proceeds from Sale of Shares of Subsidiary				
	- Shree Digvijay Cement Company Limited	—	—	—	298.00
	Net Cash from/(used in) Investing Activities	**(3,505.06)**	**(159.99)**	**(3,665.05)**	**(4,231.58)**

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2009

(Rs. in Crores)

		Grasim & Subsidiaries	Joint Ventures	Consolidated	Previous Year (Consolidated)
C.	**Cash Flow from Financing Activities**				
	Proceeds from issue of Share Capital/Advance aginst Share Capital	—	43.76	**43.76**	63.39
	Proceeds from Borrowings	1,611.76	109.00	**1,720.76**	1,633.07
	Repayments of Borrowings	(879.07)	(42.63)	**(921.70)**	(912.96)
	Interest Paid	(306.96)	(9.07)	**(316.03)**	(293.50)
	Dividends Paid	(303.29)	—	**(303.29)**	(18.52)
	Corporate Dividend Tax	(52.00)	—	**(52.00)**	—
	Net Cash from/(used in) Financing Activities	**70.44**	**101.06**	**171.50**	**471.48**
D.	**Net Increase/(Decrease) in Cash and Cash Equivalent**	**(23.32)**	**(7.70)**	**(31.02)**	**(62.92)**
	Cash and Cash Equivalent at the beginning of the year	**241.94**	**48.38**	**290.32**	**369.21**
	Less : Cash and Cash Equivalents transfered on Sale of Subsidiary	—	—	—	15.97
	Less : Opening Cash and Cash Equivalents of JV (Idea) now considered as Associate	—	32.28	**32.28**	—
	Adjusted Opening Balance	**241.94**	**16.10**	**258.04**	**353.24**
	Cash and Cash Equivalent at the end of the year	**218.62**	**8.40**	**227.02**	**290.32**
	(Cash and Cash Equivalent represent Cash and Bank Balances)				

Note : Previous period's figures have been regrouped/rearranged wherever necessary to conform to this period's classification.

As per our separate report attached

For G.P. KAPADIA & CO.,
Chartered Accountants

ATUL B. DESAI
Partner

Mumbai
Dated: 19th May, 2009

KUMAR MANGALAM BIRLA
Chairman

M.L. APTE
B.V. BHARGAVA
CYRIL SHROFF
S.G. SUBRAHMANYAN
Directors

ASHOK MALU
Company Secretary

D.D. RATHI
Whole-Time Director & CFO

SHAILENDRA K. JAIN
Whole-Time Director


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GRASIM & ITS SUBSIDIARIES / JVs

Grasim Industries Limited : Viscose Staple Fibre, Cement, Chemicals, Textiles

Subsidiaries

- **UltraTech Cement Limited** : Cement
  - — Dakshin Cements Limited : Cement
  - — UltraTech Ceylinco (Private) Limited : Cement
- **Grasim Bhiwani Textiles Limited** : Textiles
- **Harish Cement Limited** : Cement
- **Samruddhi Swastik Trading And Investments Limited** : Investment
- **Sun God Trading And Investments Limited** : Investment

Joint Ventures

- **AV Cell Inc.** : Pulp
- **AV Nackawic Inc.** : Pulp
- **Birla Jingwei Fibres Co. Limited** : Fibre
- **Birla Lao Pulp & Plantations Company Limited** : Plantation & Pulp
- **Bhaskarpara Coal Company Limited** : Cement (Coal Mining)

Associates

- **Idea Cellular Limited** : Telecom
- **Aditya Birla Science & Technology Company Limited** : Research & Development

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